2025 ANNUAL REPORT

Innovating for a **Better Tomorrow**



Innovating for a Better Tomorrow

At ATS Corporation, we are driven by a singular shared purpose: to create solutions that positively impact lives around the world. As our business continues to expand, this driving motivation remains unchanged. At every corner, we encounter new potential across the markets we serve, creating opportunities for innovation and growth, and empowering our global teams to bring our purpose to life.

Contents



Driving Innovation Forward

Anything that is built to last requires a solid foundation. At ATS, our ATS Business Model (ABM) is that foundation. Now in its eighth year, it remains a central pillar of the organization, as the continuous improvement toolkit that unites our decentralized organization.

New this year was an ABM Certification Program, built to drive deeper and more meaningful changes within the business. While still in the early stages, this process is allowing us to scale and accelerate our ABM culture and capabilities, while also increasing the capacity of impactful problem solving events.

The ABM also remains a vital tool in integrating new companies into ATS. By focusing on our common value drivers and efficient processes, it helps newly acquired businesses prioritize their efforts and quickly benefit from the scale and resources that come from being part of a larger organization.

Our ability to grow, innovate, and meet shifting customer needs requires us to continually look forward and evolve. The ABM offers both the resources and the mindset needed to win.









1,303 — ABM BOOTCAMP ATTENDEES

63 — KAIZEN EVENTS

6 — TEAMS COMPETING IN THE PRESIDENT'S KAIZEN





ATS operates behind the scenes, creating solutions that enable our customers to thrive. Our leading automation products and integration services, alongside advanced digital offerings, streamline manufacturing processes across life sciences, food and beverage, consumer products, transportation, and energy sectors. Leveraging our ABM, ATS businesses are constantly innovating and looking ahead to develop leading solutions that will unlock new value for our customers.

Our Values

Our values are straightforward: prioritize people, streamline processes, and drive performance—in that order.

PEOPLE

Our employees are the foundation of our organization. We believe that engaged employees deliver their best performance. We continually work to nurture, empower, and energize our people to excel.

PROCESS

The foundation of people drives our process. Through our ABM, we foster success with a balanced approach to strategic planning and tactical execution. Our continuous improvement culture allows us to generate value for our stakeholders now and in the future. We focus on areas of greatest need and utilize data to foster continuous improvement. The ABM offers a systematic approach to driving impact.

PERFORMANCE

With the right people and processes in place, performance naturally follows. We compete daily to deliver outstanding results for our customers, shareholders, and employees. This value is our ultimate benchmark. Without performance, we cannot fulfill our shared purpose. We are dissatisfied with the status quo, striving each day to deliver superior results. The stronger our performance, the greater our impact.

ATS at a Glance

F2025 was not without its challenges, and the results we generated reflect the resilience of our teams, the breadth and depth our capabilities across the markets we serve, and the value of the ATS Business Model. Our Transportation business was impacted by North American automakers delaying and shifting away from their electric-vehicle capacity targets, and moving forward this market will represent a smaller percentage of our overall portfolio. We also continue to deal with ongoing geopolitical and trade tensions, which impact the environments where we operate. In the face of these market headwinds and geopolitical pressures, ATS remains well-positioned in regulated markets with strategic customer relationships, and our global footprint gives us capacity to help our customers address their risks as well as our own.

Despite these obstacles, we continue to execute and have an optimistic view of our future. Our funnel is well diversified, and our strong Order Bookings and Backlog give us good revenue visibility. Our business is driven by empowered and committed global teams, and we continue to have best-in-class employee turnover results. Our leadership team and individual businesses are aligned and focused, and the future remains bright for ATS.



F2025
Order Bookings
$3,305M

F2025
Order Backlog
$2,139M

F2025
Total Adjusted Revenues
$2,680.2M



Always Looking Forward

At ATS, we are committed to delivering results for our stakeholders. Our relentless pursuit of performance underpins all our efforts. In fiscal 2025 we reported strong Order Bookings and Backlog, and we remain favourably positioned in key markets, giving us confidence and momentum as we head into fiscal 2026. Our current efforts lay the groundwork for a stronger company in the future.

F2025
Adjusted Revenue by Market

$1,471.8M

LIFE SCIENCES

$416.9M

FOOD AND BEVERAGE

$335.7M

CONSUMER PRODUCTS

$331.8M

TRANSPORTATION

$124M

ENERGY

F2025
Adjusted Revenue by Geographic Segmentation

$1,432M

NORTH AMERICA

$938.6M

EUROPE

$309.6M

ASIA / OTHER



"ATS learned, grew, and reinforced
its industry-leading position.
Now eight years into my journey
as CEO of ATS, I am proud of
the foundation we've built and
remain excited for the future of
our company."

— ANDREW HIDER

A Message from our CEO

Dear Shareholders,

F2025 was a remarkable year for our business. We experienced market headwinds and tailwinds. Niche opportunities and global challenges. A constant push to innovate, but without compromising on core fundamentals. Throughout all of this, ATS learned, grew, and reinforced its industry-leading position. Now eight years into my journey as CEO of ATS, I am proud of the foundation we've built and remain excited for the future of our company.

Over the past year, our commitment has been steadfast. We've enhanced our ATS Business Model to effectively tackle challenges and create solutions. Our team demonstrated exceptional drive and dedication, consistently embracing our culture of continuous improvement. While external conditions negatively impacted our results in certain end markets, with a clear focus and strong Order Bookings, we are optimistic about our path forward.

In the face of global tariff and trade challenges, our ATS businesses were able to leverage lessons learned from the COVID-19 pandemic to identify risks, monitor and mitigate challenges, and build strong processes for navigating the landscape. We remain in a strong competitive position, and with our global footprint and capacity, in addition to our ABM, we continue to support our customers while working to gain market share in the areas where we have strategic advantages.

Innovating for a Better Tomorrow

Our Shared Purpose at ATS is to create solutions that positively impact lives around the world. Our commitment to innovation is a key driver of this purpose, and in F2025 allowed us to make meaningful improvements to our business to help build a better tomorrow.

In the life sciences market, we expanded the use of our versatile Symphoni platform to support GLP-1 growth.

Our specialized abilities in warehouse automation and automated packaging solutions have driven key innovations in the consumer product market.

Raytec Vision, an ATS company that supports the food and beverage market, launched their Ingenuity system, which detects soil clods, stones, and crop defects for potato sorting.

In the energy market, we continued to work with customers on innovated and automated solutions for their clean energy projects, including small module reactors that will lessen our dependence on fossil fuels.

And, while the transportation market will be a smaller percentage of our overall portfolio moving forward, we continue to find opportunities where our unique capabilities are allowing us to serve smaller customers on their electrification journey.

These are just some of the positive examples that continue to emerge from our empowered and committed global employees, who come to work every day with a continuous improvement mindset.

We were also able to expand our portfolio through strategic acquisitions, adding two growth-driven businesses that expand our capabilities and offerings in the food and life sciences packaging space, as well as in lab equipment for the life sciences and pharmaceutical industries. We continue to find opportunities to expand shareholder value creation through the strategic deployment of capital.

Looking Ahead

F2025 presented its share of challenges, yet our results highlight the resilience of our teams, our extensive capabilities across our vertical markets, and the significant value of the ATS Business Model.

We move into F2026 with a strong position in the regulated industries we serve, and with a relentless focus on our customers so we can continue to meet their needs while navigating evolving market conditions.

I am excited about the opportunities that lie ahead. Thank you for your support and trust in our vision.

Sincerely,

Andrew Hider
Chief Executive Officer
ATS Corporation

Accelerating Growth

During F2025 ATS continued to seek out opportunities for growth through strategic capital deployment. During the year two new companies joined ATS, providing us access to new markets as well as an expanded portfolio of offerings to meet customer needs in the industries we serve.

Heidolph Instruments GmbH & Co.

Founded in 1938, Heidolph is a leading global manufacturer and distributor of equipment for evaporation, stirring, automation, shaking and mixing, liquid handling, and other crucial laboratory solutions.




Paxiom Group

With a global footprint and multiple operating companies, Paxiom Group is a provider of primary, secondary, and end-of-line packaging machines in the food and beverage, cannabis, and pharmaceutical industries.






ATS Corporation
Annual Financial
Statements &
Management's
Discussion
and Analysis

FOR THE YEAR ENDED
MARCH 31, 2025

Management's Discussion and Analysis

For the Year Ended March 31, 2025

This Management's Discussion and Analysis ("MD&A") for the year ended March 31, 2025 ("fiscal 2025") is as of May 29, 2025 and provides information on the operating activities, performance and financial position of ATS Corporation ("ATS" or the "Company"). It should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2025 ("Audited Consolidated Financial Statements"), which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and are reported in Canadian dollars. All references to "$" or "dollars" in this MD&A are to Canadian dollars unless otherwise indicated. Additional information is contained in the Company's filings with Canadian and U.S. securities regulators, including its Annual Information Form for fiscal 2025, found on the Company's profile on System for Electronic Data Analysis and Retrieval+ ("SEDAR+") at www.sedarplus.com, on the Company's profile on the U.S. Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") website at www.sec.gov, and on the Company's website at www.atsautomation.com.

Important Notes

Forward-Looking Statements

This document contains forward-looking information within the meaning of applicable securities laws. Please see "Forward-Looking Statements" for further information on page 40.

Non-IFRS and Other Financial Measures

Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures within the meaning of applicable securities laws to evaluate the performance of the Company. See "Non-IFRS and Other Financial Measures" on page 42 for an explanation of such measures and "Reconciliation of Non-IFRS Measures to IFRS Measures" beginning on page 29 for a reconciliation of non-IFRS measures.

Company Profile

ATS is an industry leader in planning, designing, building, commissioning and servicing automated manufacturing and assembly systems — including automation products and test solutions — for a broadly-diversified base of customers. ATS' reputation, knowledge, global presence and standard automation technology platforms differentiate the Company and provide competitive advantages in the worldwide manufacturing automation market for life sciences, food and beverage, consumer products, transportation, and energy. Founded in 1978, ATS employs over 7,500 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Asia and Oceania. The Company's website can be found at www.atsautomation.com. The Company's common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol ATS.

Strategy

To drive the creation of long-term sustainable shareholder value, the Company employs a three-part value creation strategy: Build, Grow and Expand.

Build: To build on the Company's foundation and drive performance improvements, management is focused on the advancement of the ATS Business Model ("ABM"), the pursuit and measurement of value drivers and key performance indicators, a rigorous strategic planning process, succession planning, talent management, employee engagement, and instilling autonomy with accountability into its businesses.

Grow: To drive organic growth, ATS has developed and implemented growth tools under the ABM, which provide innovation and value to customers and work to grow reoccurring revenues.

Expand: To expand the Company's reach, management is focused on the development of new markets and business platforms, expanding service offerings, investment in innovation and product development, and strategic and disciplined acquisitions that strengthen ATS.

The Company pursues all of its initiatives by using a strategic capital framework aimed at driving the creation of long-term sustainable shareholder value.

ATS Business Model

The ABM is a business management system that ATS developed with the goal of enabling the Company to pursue its strategies, outpace the growth of its chosen markets, and drive year-over-year continuous improvement. The ABM emphasizes:

- **People:** developing, engaging and empowering ATS' people to build the best team;

- **Process:** aligning ATS' people to implement and continuously improve robust and disciplined business processes throughout the organization; and

- **Performance:** consistently measuring results in order to yield world-class performance for ATS' customers and shareholders.

The ABM is ATS' playbook, serving as the framework to achieve business goals and objectives through disciplined, continuous improvement. The ABM is employed by ATS divisions globally and is supported with extensive training in the use of key problem-solving tools, and applied through various projects to drive continuous improvement. When ATS makes an acquisition, the ABM is quickly introduced to new companies as a means of supporting cultural and business integration.

Key ABM drivers include:

- **Strengthening the core:** adopting a customer-first mindset; implementing a robust performance management system; adhering to eight value drivers; managing using key performance indicators; and leveraging daily management to measure at the point of impact;

- **Delivering growth:** aligning with customer success; developing organizational talent; constantly confirming that progress is being made toward stated goals; and creating annual operating and capital deployment plans for each ATS division;

- **Pursuing excellence:** deploying specific goals that segment strategies into relevant areas of concentration; and improving continuously using Kaizen events, problem solving and other continuous improvement initiatives, which target increased performance annually; and

- **Pioneering innovation:** driving automation market technology leadership; creating innovative platforms and analytics that benefit customers by reducing complexity, shortening development cycles and improving production efficiencies; and expanding the reach and scope of ATS' capabilities for competitive advantage.

Management is pursuing several initiatives to grow revenues and improve profitability with the goal of expanding its adjusted earnings from operations margin to 15% over time through a combination of operational initiatives and portfolio development. Operational initiatives include a focus on pursuing continuous improvement in all business activities through the ABM, including in acquired businesses, improving global supply chain management, increasing the use of standardized platforms and technologies, and growing revenues while leveraging the Company's cost structure. Portfolio development initiatives include efforts to grow the Company's products and after-sales service revenues as a percentage of overall revenues. Management also sees the development of the Company's digitalization capabilities as another key area of growth for the portfolio, including the collection and interpretation of data to drive meaningful change that optimizes performance for customers. In addition, management is focused on investing in innovation and employing a consistent, strategic approach to acquisitions.

Business Overview

With broad and in-depth knowledge across multiple industries and technical fields, ATS delivers custom automation solutions to customers designed to meet their volume and throughput requirements, lower their production costs, accelerate product delivery, and improve quality and quality control. ATS engages with customers on both greenfield programs, such as equipping new factories, and brownfield programs including capacity expansions, production relocations, equipment upgrades, software upgrades, efficiency improvements and factory optimizations. ATS is also building out its standard products and equipment portfolio and adding services and digital capabilities while growing its levels of reoccurring revenues. ATS is focused on expanding its market reach through its capabilities where high-value applications that are complex to manufacture and where quality is critical, align well with its strengths. ATS is selective in its choice of markets and favours regulated industries where quality and reliability are mandatory. ATS and its subsidiaries serve customers in the following markets: (a) life sciences, (b) food and beverage, (c) consumer products, (d) transportation, and (e) energy.

Life sciences includes automation solutions for high performance medical devices and hand-held and on-body monitoring devices, automated solutions for assay and chip assembly that deliver reliable test results and diagnoses, general pharmaceuticals and radiopharmaceuticals, and automation solutions for large and small scale pharmacy and laboratory operations. ATS is able to offer a unique value proposition through automation and scalability and end-to-end manufacturing capabilities to deliver a customer-centric approach and drive global impact and growth.

Food and beverage includes automation solutions for food processing and packaging, including comprehensive solutions for fresh food packaging and inspection and convenience food preparation, utilization of filling technologies for a wide range of beverages, optical sorting, X-ray and vision technology to specialize in inspection and quality control for varied food products, and high-speed and high precision applications for packaging solutions. Within the food and beverage vertical, ATS is focused on increasing and improving service levels to support customer demand, differentiating from competitors through continued innovation and diversity and broadening global reach by expanding into new markets or penetrating further into existing markets.

Consumer products includes automation solutions for the production and packaging of personal care items, cosmetics, and household goods, as well as technologies that support warehouse automation and distribution for retail and e-commerce channels. ATS leverages modular, high-speed platforms to deliver systems that enhance throughput, ensure quality, and optimize supply chain execution across a wide variety of consumer applications.

Transportation includes automation solutions that support the assembly and testing of automotive components and systems, primarily for electric vehicles. ATS offers specialized systems for the assembly and automation of battery modules and packs, motors, rotors and axels for electric vehicles. Our solutions streamline material handling, assembly workflows, and testing technologies to optimize performance and efficiency in electric vehicle ("EV") manufacturing.

Energy includes nuclear, solar and other green energy applications. Within nuclear, ATS supports the commissioning of new reactor builds, refurbishment, operational maintenance, and decommissioning activities across Canada Deuterium Uranium (CANDU) reactors, small modular reactors (SMRs) and large-scale nuclear reactors. ATS develops and delivers specialized systems to support customers in the Company's areas of specialization, including tubing, handling, nuclear fuel fabrication, factory automation of modular assemblies for new nuclear builds and nuclear waste handling. ATS is well positioned to serve as a strategic partner from the concept and design phases all the way to execution, with a focus on improving safety and reducing manual intervention in complex, regulated environments. ATS also has automation capabilities for stationary fuel cells used in industrial and grid backup and energy storage applications. ATS also supports customers in the oil and gas space.

ATS engages at varying points in customers' automation cycles. During the pre-automation phase, ATS offers comprehensive services, including discovery and analysis, concept development, simulation and total cost of ownership modelling, all of which help customers to verify the feasibility of different types of automation, set objectives for factors such as line speed and yield, assess production processes for manufacturability and calculate the total cost of ownership.

For customers that have decided to proceed with an automation project, ATS offers specialized equipment for specific applications and markets, as well as automation and integration services, including engineering design, prototyping, process verification, specification writing, software and manufacturing process controls development, equipment design and build, standard automation products/platforms, third-party equipment qualification, procurement and integration, automation system installation, product line commissioning, validation and documentation. Following the installation of custom automation, ATS may supply duplicate or similar automation systems that leverage engineering design completed in the original customer program. For customers seeking complex equipment production or build-to-print manufacturing, ATS provides value engineering, supply-chain management, integration and manufacturing capabilities, and other automation products and solutions.

Post-automation, ATS offers services including training, process optimization, preventative maintenance, emergency and on-call support, spare parts, retooling, retrofits and equipment relocation. Service agreements are often entered into at the time of new equipment sale or are available on an after-market basis on installed equipment. ATS offers a number of software and digital solutions to its customers, including connected factory floor management systems to capture, analyze and use real-time machine performance data to quickly and accurately troubleshoot, deliver process and product solution improvements, prevent equipment downtime, drive greater operational efficiency and unlock performance for sustainable production improvements.

Contract values for individual automation systems vary depending on the nature and complexity of the system and are often in excess of $1 million, with some contracts for enterprise-type programs well in excess of $10 million. Due to the custom nature of customer projects, contract durations vary, with typical durations ranging from six to 12 months, and some larger contracts extending to 18 to 24 months and beyond. Contracts for pre- and post-automation services range in value and can exceed $1 million with varying durations, and can sometimes extend over several years. Contracts for other products range in value and duration, depending on their nature.

Competitive Strengths

Management believes ATS has the following competitive strengths:

Global presence, size and critical mass: Although ATS has larger competitors, as many of the Company's competitors are smaller and operate with a narrower geographic and/or industrial market focus, ATS' global presence and scale provide advantages in serving multinational customers. ATS and its subsidiaries have a presence in Canada, the United States, Italy, Germany, Belgium, the United Kingdom, Thailand, Netherlands, Ireland, China, Czech Republic, Australia, Spain, France, Indonesia, Slovakia, Japan, Singapore, India, Ukraine, Malaysia, Brazil, Switzerland, Austria, and Mexico. ATS can deliver localized service through its network of over 85 locations globally. Management believes that ATS' scale and global footprint provide it with competitive and operational advantages in supporting large, multinational customer programs and in delivering a lifecycle-oriented service platform to customers' global operations. In addition, customers seeking to de-risk or enhance the resiliency of their supply chains also provide future opportunities for ATS to pursue by leveraging its global presence and the inherent advantages of automation on production reliability and cost.

Technical skills, capabilities and experience: ATS has designed, manufactured, assembled and serviced automation systems worldwide and has an extensive knowledge base and accumulated design expertise. Management believes ATS' broad experience in many different industrial markets and with diverse technologies, its talented workforce, which includes approximately 2,200 engineers and approximately 400 program management personnel, and its ability to provide custom automation, repeat automation, automation products and value-added services, position the Company well to serve complex customer programs in a variety of markets.

Product and technology portfolio: By having realized thousands of unique automation projects, ATS owns an extensive product and technology portfolio. ATS has a number of standard automation platforms and products, including: innovative linear motion transport systems; pallet handling and sanitary conveyance systems; robust cam-driven assembly platforms; advanced vision systems used to ensure product or process quality; optical sorting and inspection technologies; test systems; factory management and intelligence and other software solutions; proprietary weighing hardware and process control software technologies; precision fluid-dispensing equipment; aseptic containment technologies; biopharma processing equipment and high-performance tube filling and cartoning systems. Management believes the Company's extensive product and technology portfolio provides advantages in developing unique and leading solutions for customers and in maintaining competitiveness.

Recognized brands: Management believes ATS is well-known within the global automation industry due to its long history of innovation and broad scope of operations. In addition, ATS' subsidiaries include several strong brands, such as: "Avidity," a designer and manufacturer of automated water purification solutions for biomedical and life sciences applications; "Scientific Products," a specialized designer and manufacturer of pharmaceutical and packaging equipment and systems in the life sciences market; "BioDot," a leading manufacturer of automated fluid-dispensing systems in the life sciences market; "Comecer," a provider of high-tech automation systems for the nuclear medicine and pharmaceutical industries; "Heidolph," a manufacturer of premium lab equipment for the life sciences and pharmaceutical industries; "NCC," a provider of engineered-to-order sanitary automation solutions and standalone precision conveyance equipment in the food and beverage industries; "MARCO," a provider of yield control and recipe formulation systems in the food, nutraceuticals and cosmetics sectors; "CFT," a specialist in the development and production of turn-key machines and systems for the food and beverage industries; "Paxiom," a provider of primary, secondary, and end-of-line packaging machines in the food and beverage, cannabis, and pharmaceutical industries; "IWK," a specialist in the packaging market; and "Process Automation Solutions," a provider of innovative automation and digital solutions for process and production sectors (rebranded as "Orise" effective April 1, 2025). Management believes that ATS' brands and global reputation improve sales prospecting, allowing the Company to be considered for a wide variety of customer programs.

Trusted customer relationships: ATS serves some of the world's largest multinational companies. Many customer relationships are long-standing, often spanning a decade or more, and many customers are repeat buyers who return to ATS and its subsidiaries time after time to meet their automation manufacturing, assembly, processing, and service needs.

Total-solutions capabilities: Customers often rely on ATS because it can provide comprehensive, turnkey solutions in automation. This allows customers to single source their most complex projects from ATS rather than rely on multiple engineering firms, equipment builders and/or service/component suppliers. In addition, ATS provides customers with other value-added services including pre-automation consulting, total cost-of-ownership studies, lifecycle material management, and post-automation service, optimization, training and support.

Financial Highlights

(In millions of dollars, except per share and margin data)

	Q4 2025	Q4 2024	Variance	Fiscal 2025	Fiscal 2024	Variance
Revenues	$ 574.2	$ 791.5	(27.5)%	$ 2,533.3	$ 3,032.9	(16.5)%
Adjusted revenues[1]	$ 721.1	$ 791.5	(8.9)%	$ 2,680.2	$ 3,032.9	(11.6)%
Net income (loss)	$ (68.9)	$ 48.5	(242.1)%	$ (28.0)	$ 194.2	(114.4)%
Adjusted earnings from operations[1]	$ 74.3	$ 95.9	(22.5)%	$ 282.6	$ 397.5	(28.9)%
Adjusted earnings from operations margin[2]	10.3%	12.1%	(181)bps	10.5%	13.1%	(256)bps
Adjusted EBITDA[1]	$ 97.1	$ 115.8	(16.1)%	$ 368.9	$ 470.6	(21.6)%
Adjusted EBITDA margin[2]	13.5%	14.6%	(116)bps	13.8%	15.5%	(175)bps
Basic earnings (loss) per share	$ (0.70)	$ 0.49	(242.9)%	$ (0.29)	$ 1.98	(114.6)%
Adjusted basic earnings per share[1]	$ 0.41	$ 0.65	(36.9)%	$ 1.47	$ 2.61	(43.7)%
Order Bookings[3]	$ 863	$ 791	9.1%	$ 3,305	$ 2,891	14.3%

As At	March 31 2025	March 31 2024	Variance
Order Backlog[3]	$ 2,139	$ 1,793	19.3%

1 Non-IFRS financial measure – See "Non-IFRS and Other Financial Measures."
2 Non-IFRS ratio – See "Non-IFRS and Other Financial Measures."
3 Supplementary financial measure – See "Non-IFRS and Other Financial Measures."

Executive Summary

- The before tax-impact of the EV customer settlement in the amount of $171.1 million is accounted for under IFRS as (i) a partial decrease to revenue in the fourth quarter of $146.9 million (referred to as "EV customer settlement — revenue portion"); and (ii) a partial increase of selling, general and administrative ("SG&A") costs of $24.2 million (referred to as "EV customer settlement — other"), as opposed to being fully reflected as an increase of SG&A as reflected in the Company's previously disclosed preliminary fourth-quarter 2025 results. Consequently, the Company presents an adjusted revenues amount for the fourth quarter, which adjusts for the EV customer settlement — revenue portion. All other amounts reflected in the Company's preliminary fourth-quarter 2025 results remain unchanged.

- Order Bookings in the fourth quarter were $863 million, up from $791 million in the same quarter last year, which reflected 2.6% organic Order Bookings growth, 4.0% from recent acquisitions and 2.5% from the positive impact of foreign exchange translation. "Acquisitions" or "acquired companies" in this MD&A refer to companies that were not part of the consolidated group in the comparable prior-year periods. Trailing twelve-month book-to-bill ratio at March 31, 2025 was 1.23:1, and was above 1.00:1 in all markets. Order Bookings, organic Order Bookings growth and book-to-bill ratio are supplementary financial measures — see "Non-IFRS and Other Financial Measures."

- Fourth quarter revenues were $574.2 million, and included the Company's EV customer settlement — revenue portion (also see "Update on Large EV Customer"). On an adjusted basis, revenues were $721.1 million, lower as expected, due to lower transportation Order Backlog entering the quarter compared to fiscal 2024, reflecting lower investment in the EV market; this was partially offset by 3.6% growth from recent acquisitions, organic revenue growth in life sciences, consumer products, food and beverage, and energy and 2.7% from the positive impact of foreign exchange translation. Adjusted revenues and organic revenue are non-IFRS financial measures and organic revenue growth is a non-IFRS financial ratio — see "Non-IFRS and Other Financial Measures."

- Order Backlog of $2,139 million at period-end was 19.3% higher than the fourth quarter of the prior year, primarily on account of higher Order Backlog in life sciences, consumer products, energy and food and beverage markets. Order Backlog is distributed across strategic global markets and regulated industries, and provides good revenue visibility. Order Backlog is a supplementary financial measure — see "Non-IFRS and Other Financial Measures."

- Non-cash working capital as a percentage of adjusted revenues was 22.4%, and includes a receivable for the negotiated settlement amount that the Company announced with an EV customer. Excluding the settlement receivable, which is expected to be received in the

Company's first fiscal quarter, non-cash working capital as a percentage of adjusted revenues was just above the Company's targeted range of 15%. The Company had a net debt to pro forma adjusted EBITDA ratio at March 31, 2025 of 3.9 times, after including pro forma impacts from its acquisitions of Paxiom Group ("Paxiom") and Heidolph Instruments GmbH & Co. KG and Hans Heidolph GmbH ("Heidolph"). This ratio is expected to improve by approximately 0.5 times, upon receipt of the Settlement amount. Non-cash working capital as a percentage of adjusted revenues and net debt to pro forma adjusted EBITDA are non-IFRS ratios — see "Non-IFRS and Other Financial Measures."

- Adjusted earnings from operations for the quarter was $74.3 million (10.3% adjusted earnings from operations margin), compared to $95.9 million (12.1% adjusted earnings from operations margin) a year ago, primarily due to lower transportation revenues. Adjusted earnings from operations is a non-IFRS financial measure and adjusted earnings from operations margin is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

Strategic Business Acquisitions

On July 24, 2024, the Company acquired Paxiom. With headquarters in Montreal, Canada, Paxiom is a provider of primary, secondary, and end-of-line packaging machines in the food and beverage, cannabis, and pharmaceutical industries. Paxiom's product line complements ATS' packaging and food technology businesses and allows ATS to offer complete packaging and end-of-line solutions. The total purchase price paid (based on finalization of post-closing adjustments) was $146.4 million.

On August 30, 2024, the Company acquired all material assets of Heidolph, a leading manufacturer of premium lab equipment for the life sciences and pharmaceutical industries, with headquarters in Schwabach, Germany and facilities in the United States ("U.S."), South Korea and China. The purchase price paid in the second quarter of fiscal 2025 was $45.1 million ($30.3 million Euros).

Order Bookings by Quarter

(in millions of dollars)

	Fiscal 2025	Fiscal 2024
Q1	$ 817	$ 690
Q2	742	742
Q3	883	668
Q4	863	791
Total Order Bookings	$ 3,305	$ 2,891

Fourth quarter of fiscal 2025 Order Bookings were $863 million, a 9.1% year-over-year increase, reflecting 2.6% in organic Order Bookings growth, in addition to 4.0% of growth from acquired companies and 2.5% from positive foreign exchange translation impacts. Order Bookings from acquired companies totalled $31.5 million. By market, Order Bookings in life sciences increased compared to the prior-year period primarily due to $16.5 million of contributions from acquired companies, mostly from Heidolph, in addition to the positive impact of foreign exchange translation. Order Bookings in food and beverage decreased compared to the prior-year period due to timing of customer projects. Order Bookings in consumer products increased from the prior period primarily due to a large customer project award. Order Bookings in transportation decreased, as expected, compared to the prior-year period reflecting reduced investment in EV production by North American transportation customers as they respond to dynamics in their markets. Order Bookings in energy increased compared to the prior-year period primarily due to timing of customer projects.

Fiscal 2025 Order Bookings were $3,305 million, a 14.3% increase compared to last year, reflecting organic Order Bookings growth of 6.2%, in addition to 6.2% growth from acquired companies, and a 1.9% increase due to foreign exchange translation, primarily reflecting the strengthening of the Euro and U.S. dollar relative to the Canadian dollar. Growth in Order Bookings from acquired companies totalled $179.4 million, including $83.4 million from Avidity Science, LLC ("Avidity"), $47.5 million from Heidolph, and $41.1 million from Paxiom. By market, Order Bookings in life sciences increased due to a combination of organic growth, contributions from acquired companies of $138.7 million, primarily from Avidity and Heidolph, and positive foreign exchange translation impact. Bookings in food and beverage decreased primarily due to timing of customer projects, partially offset by contributions of acquired companies of $39.7 million, primarily from Paxiom. Order Bookings in consumer products increased primarily due to large customer project awards. Order Bookings in transportation decreased, as expected, reflecting reduced investment in EV production by North American transportation customers in response to dynamics in their markets. Order Bookings in energy increased primarily due to timing of customer projects, mainly in nuclear.

Trailing twelve-month book-to-bill ratio at March 31, 2025 was 1.23:1. Book-to-bill ratio, Order Bookings and organic Order Bookings growth are supplementary financial measures — see "Non-IFRS and Other Financial Measures."

Order Backlog Continuity

(In millions of dollars)

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Opening Order Backlog	$ 2,060	$ 1,907	$ 1,793	$ 2,153
Adjusted revenues[1]	(721)	(792)	(2,680)	(3,033)
Order Bookings	863	791	3,305	2,891
Order Backlog adjustments[2]	(63)	(113)	(279)	(218)
Total	$ 2,139	$ 1,793	$ 2,139	$ 1,793

1 Non-IFRS financial measure – see "Non-IFRS and Other Financial Measures."

2 Order Backlog adjustments include incremental Order Backlog of acquired companies ($12 million acquired with Paxiom in the twelve months ended March 31, 2025, and $4 million acquired with Avidity in the twelve months ended March 31, 2024), foreign exchange adjustments, scope changes, cancellations and the removal of Order Backlog related to the Company's disagreement with one of its EV customers.

Outlook

Order Backlog by Market

(In millions of dollars)

As at	March 31, 2025	March 31, 2024
Life Sciences	$ 1,199	$ 871
Food and beverage	258	230
Consumer Products	282	156
Transportation	214	425
Energy	186	111
Total	$ 2,139	$ 1,793

At March 31, 2025, Order Backlog was $2,139 million, 19.3% higher than at March 31, 2024, primarily on account of higher Order Backlog in life sciences, consumer products, food and beverage and energy markets, partially offset by lower Order Backlog within the transportation market which included several large EV programs a year ago.

The life sciences funnel remains strong, with a focus on strategic submarkets of pharmaceuticals, radiopharmaceuticals, and medical devices. Management continues to identify opportunities with both new and existing customers, including those who produce auto-injectors and wearable devices for diabetes and obesity treatments, contact lenses and pre-filled syringes, automated pharmacy solutions, as well as opportunities to provide life science solutions that leverage integrated capabilities from across ATS. Funnel activity in food and beverage remains strong. The Company continues to benefit from strong brand recognition within the global tomato processing, other soft fruits and vegetable processing industries, and there is continued interest in automated solutions within the food and beverage market more broadly. Funnel activity in consumer products is stable, although discretionary spending by consumers, influenced by factors such as inflationary pressures, may impact timing of some customer investments in the Company's solutions. In transportation, the funnel consists of smaller opportunities relative to the size of the Order Bookings received throughout fiscal years 2023 and 2024 as North American industry participants continue to moderate new capacity investment to match end market demand and reduce platform costs, particularly in EV. See "Update on Large EV Customer" below. Funnel activity in energy remains strong and includes longer-term opportunities in the nuclear industry. The Company is focused on clean energy applications including solutions for the refurbishment of nuclear power plants, early participation in the small modular reactor market, and grid battery storage.

Funnel growth in markets where sustainability requirements are a focus for customers — including nuclear and grid battery storage, as well as consumer goods packaging — provide ATS with opportunities to use its capabilities to respond to customer sustainability standards and goals, including global and regional requirements to reduce carbon emissions. Customers seeking to de-risk or enhance the resiliency of their supply chains, address a shortage of skilled workers or combat higher labour costs also provide future opportunities for ATS to pursue. Management believes that the underlying trends driving customer demand for ATS solutions, including rising labour costs, labour shortages, production onshoring or reshoring and the need for scalable, high-quality, energy-efficient production remain favourable.

Order Backlog of $2,139 million is expected to help mitigate some of the impact of quarterly variability in Order Bookings on revenues in the short term. The Company's Order Backlog includes several large enterprise programs that have longer periods of performance and therefore longer revenue recognition cycles, particularly in life sciences. In the first quarter of fiscal 2026, management expects to generate revenues in the range of $680 million to $730 million. This estimate is calculated each quarter based on management's assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity.

Supplier lead times are generally acceptable across key categories; however, inflationary or other cost increases (see "Tariffs"), and price and lead-time volatility may continue to disrupt the timing and progress of the Company's margin expansion efforts and affect revenue recognition. Over time, achieving management's margin target assumes that the Company will successfully implement its margin expansion initiatives, and that such initiatives will result in improvements to its adjusted earnings from operations margin that offset these shorter-term pressures (see "Forward-Looking Statements" for a description of the risks underlying the achievement of the margin target in future periods).

The timing and geographies of customer capital expenditure decisions on larger opportunities can cause variability in Order Bookings from quarter to quarter (see "Tariffs"). Revenues in a given period are dependent on a combination of the volume of outstanding projects the Company is contracted to perform, the size and duration of those projects, and the timing of project activities including design, assembly, testing, and installation. Given the specialized nature of the Company's offerings, the size and scope of projects vary based on customer needs. The Company seeks to achieve revenue growth organically and by identifying strategic acquisition opportunities that provide access to attractive end-markets and new products and technologies and deliver hurdle-rate returns. After-sales revenues and reoccurring revenues, which ATS defines as revenues from ancillary products and services associated with equipment sales, and revenues from customers who purchase non-customized ATS product at regular intervals, are expected to provide some balance to customers' capital expenditure cycles.

The Company continues to target improvements in non-cash working capital. Over the long-term, the Company expects to continue investing in non-cash working capital to support growth, with fluctuations expected on a quarter-over-quarter basis. The Company's long-term goal is to maintain its investment in non-cash working capital as a percentage of annualized revenues below 15%. The Company expects that continued cash flows from operations, together with cash and cash equivalents on hand and credit available under operating and long-term credit facilities will be sufficient to fund its requirements for investments in non-cash working capital and capital assets, and to fund strategic investment plans including some potential acquisitions. Acquisitions could result in additional debt or equity financing requirements for the Company. Non-cash working capital as a percentage of adjusted revenues is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

The Company continues to make progress in line with its plans to integrate acquired companies, and expects to realize cost and revenue synergies consistent with announced integration plans.

Reorganization Activity

In the fourth quarter of fiscal 2025, restructuring expenses of $3.5 million were recorded in relation to the Company's previously disclosed reorganization activities. For the year ended March 31, 2025, total costs of $24.0 million were recorded.

Update on Large EV Customer

The Company recently announced that it has entered into a settlement agreement (the "Agreement") with an EV customer with respect to the previously disclosed outstanding payments owed by such customer. Under the terms of the Agreement, the Company expects to receive payment from the customer of U.S. $134.75 million (approximately $194 million at the year-end exchange rate) in the first quarter of fiscal 2026, with no further work required by the Company on these projects. This settlement results from discussions which were originally disclosed in the Company's management's discussion and analysis for the three and six months ended September 29, 2024 (the "MD&A"). The Company determined that it was willing to settle its disagreement with this customer based on a number of factors, including but not limited to, the benefit of receiving a cash payment in the near term, particularly in light of the volatility and uncertainty of the overall global macro-economic environment and the impact of such environment on the automotive sector, in addition to previously announced reductions to automakers' EV end-market demand.

In light of the Agreement, in the Company's annual audited consolidated financial statements for the year ended March 31, 2025 (i) all previous amounts related to the program with the customer, including accounts receivable, contract assets, and inventories have been written-off accordingly, (ii) the settlement amount has been reflected in accounts receivable, and (iii) a reduction to net income of $129 million (approximately $171 million before income taxes) related to the Agreement has been reflected. The before tax-impact of the EV customer settlement is accounted for under IFRS as (i) a partial decrease to revenue in the quarter (referred to as "EV customer settlement — revenue portion"); and (ii) a partial increase of selling, general and administrative ("SG&A") costs.

Tariffs

With respect to tariffs by the U.S. on goods from various jurisdictions globally, and related international responses, management continues to actively monitor the situation and is seeking to mitigate risks where possible. In the current environment, while some customers are evaluating capital spending, particularly within the laboratory research space, which is reliant on external funding, management has not seen any material or quantifiable impact on Order Bookings or outlook to date. Supply chain impacts have been largely mitigated through alternative sourcing, along with pricing strategies. ATS' global footprint and decentralized operating model, along with ABM tools, provide some flexibility to address potential disruptions over the longer term; however, the Company could see impacts over time arising from unmitigated costs related to the tariffs themselves, potential supplier price increases, and the timing and geographies of customers' capital spend. The Company's equipment and product revenues from its Canadian and European operations being sold into the U.S. has represented just over 20% of the Company's total revenues for the year ended March 31, 2025. See "Risk Factors - International trade risk" in the Company's fiscal 2025 Annual Information Form.

Detailed Analysis

Consolidated Results

(In millions of dollars, except per share data)

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024	Fiscal 2023
Revenues	$ 574.2	$ 791.5	$ 2,533.3	$ 3,032.9	$ 2,577.4
Cost of revenues	512.4	570.7	1,886.6	2,177.4	1,851.6
Selling, general and administrative	174.2	143.7	604.2	503.5	445.2
Restructuring costs	3.5	6.6	24.0	22.8	27.5
Stock-based compensation	(2.3)	(4.3)	9.2	13.8	30.6
Earnings (loss) from operations	$ (113.6)	$ 74.8	$ 9.3	$ 315.4	$ 222.5
Net finance costs	$26.7	$ 18.8	$ 92.2	$ 68.7	$ 62.7
Provision for (recovery of) income taxes	(71.4)	7.5	(54.9)	52.5	32.1
Net income (loss)	$ (68.9)	$ 48.5	$ (28.0)	$ 194.2	$ 127.7
Basic earnings (loss) per share	$ (0.70)	$ 0.49	$ (0.29)	$ 1.98	$ 1.39
Total assets			$ 4,621.9	$ 4,088.8	$ 3,543.8
Total cash and short-term investments			$ 225.9	$ 170.2	$ 159.9
Total debt			$ 1,700.3	$ 1,287.4	$ 1,258.9
Other non-current liabilities			$ 146.9	$ 120.0	$ 140.7

Non-IFRS Financial Measures[1]	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Adjusted earnings from operations	$ 74.3	$ 95.9	$ 282.6	$ 397.5
EBITDA	$ (75.6)	$ 111.1	$ 162.0	$ 456.6
Adjusted EBITDA	$ 97.1	$ 115.8	$ 368.9	$ 470.6
Adjusted basic earnings per share	$ 0.41	$ 0.65	$ 1.47	$ 2.61

1 Non-IFRS financial measures - see "Non-IFRS and Other Financial Measures."

Consolidated Adjusted Revenues

(In millions of dollars)

Adjusted revenues by type	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Revenues from construction contracts	$ 402.0	$ 499.0	$ 1,458.0	$ 1,972.8
Services rendered	159.3	170.3	651.2	614.7
Sale of goods	159.8	122.2	571.0	445.4
Total adjusted revenues[2]	$ 721.1	$ 791.5	$ 2,680.2	$ 3,032.9

Adjusted revenues by market	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Life Sciences	$ 416.9	$ 375.2	$ 1,471.8	$ 1,268.6
Food and beverage	112.9	99.7	416.9	435.0
Consumer Products	89.2	70.1	335.7	287.2
Transportation	68.4	222.2	331.8	933.3
Energy	33.7	24.3	124.0	108.8
Total adjusted revenues[2]	$ 721.1	$ 791.5	$ 2,680.2	$ 3,032.9

Adjusted revenues by customer location	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
North America	$ 379.0	$ 468.0	$ 1,432.0	$ 1,766.5
Europe	252.5	247.1	938.6	990.1
Asia/Other	89.6	76.4	309.6	276.3
Total adjusted revenues[2]	$ 721.1	$ 791.5	$ 2,680.2	$ 3,032.9

Additional adjusted revenue disaggregation[1]	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Custom integration and automation systems	$ 269.4	$ 367.7	$ 978.0	$ 1,422.3
Products and equipment	229.7	197.7	812.8	783.6
Services including spare parts	222.0	226.1	889.4	827.0
Total adjusted revenues[2]	$ 721.1	$ 791.5	$ 2,680.2	$ 3,032.9

1 Supplementary financial measure – see "Non-IFRS and Other Financial Measures."
2 Unless otherwise noted, all below commentary is on adjusted revenues.

FOURTH QUARTER

Fourth quarter fiscal 2025 IFRS revenues were 27.5% or $217.3 million lower than in the corresponding period a year ago, primarily reflecting a year-over-year decrease in organic revenue (excluding contributions from acquired companies and foreign exchange translation) of $120.2 million or 15.2%, and the $146.9 million impact from the one-time settlement with an EV customer, partially offset by revenues earned by acquired companies of $28.5 million. On an adjusted basis, revenues were 8.9% or $70.4 million lower than in the corresponding period a year ago. Revenues generated from construction contracts decreased 19.4% or $97.0 million from the prior period, which included revenues relating to execution on large EV Order Bookings. This was partially offset by contributions from acquisitions of $6.3 million and the positive impact of foreign exchange translation. Revenues from services decreased 6.5% or $11.0 million, primarily due to timing of customer projects, partially offset by the positive impact of foreign exchange translation. Revenues from the sale of goods increased 30.8% or $37.6 million primarily due to revenues earned by acquired companies of $20.3 million, in addition to organic revenue growth on higher Order Backlog entering the period.

By market, revenues generated in life sciences increased $41.7 million or 11.1% year-over-year. This was primarily due to contributions from acquisitions totalling $19.4 million, in addition to organic revenue growth on higher Order Backlog entering the quarter and the positive impact of foreign exchange translation. Revenues generated in food and beverage increased $13.2 million or 13.2% from the corresponding period last year due to contributions from acquisitions of $9.1 million and the positive impact of foreign exchange translation. Revenues generated in consumer products increased $19.1 million or 27.2% year-over-year due to higher Order Backlog entering the quarter. Revenues in transportation decreased $153.8 million or 69.2% year-over-year, due to lower Order Backlog entering the quarter, as the prior year included several large EV projects. Revenues in energy increased $9.4 million or 38.7% year-over-year due to higher Order Backlog entering the quarter.

FULL YEAR

IFRS Revenues for the year ended March 31, 2025 were 16.5% or $499.6 million lower than in the prior year and included $140.8 million of revenues earned by acquired companies, including $60.1 million from Avidity, $42.7 million from Heidolph, and $31.5 million from Paxiom. Organic revenue (excluding contributions from acquired companies and the impact of foreign exchange fluctuations) decreased, and was $540.6 million or 17.8% lower than the corresponding period in the prior year due to lower Order Backlog entering the period, primarily within the transportation market which included several large EV Order Bookings a year ago, in addition to the $146.9 million impact from the one-time settlement with an EV customer. On an adjusted basis, revenues were 11.6% or $352.7 million lower than in the prior year. Revenues generated from construction contracts decreased 26.1% or $514.8 million from the prior year due to lower Order Backlog entering the fiscal year, primarily within the transportation market which included several large EV Order Bookings a year ago. Revenues from services increased 5.9% or $36.5 million over the prior period due to revenues earned by acquired companies of $23.3 million, most notably $12.1 million from Avidity, in addition to the positive impact of foreign exchange translation. Revenues from the sale of goods increased 28.2% or $125.6 million compared to the prior period primarily due to revenues earned by acquired companies of $93.8 million, most notably $48.0 million from Avidity and $40.8 million from Heidolph, in addition to organic revenue growth and the positive impact of foreign exchange translation.

By market, fiscal 2025 revenues from life sciences increased $203.2 million or 16.0% over the prior period on revenues earned by acquired companies of $109.1 million, organic revenue growth on higher Order Backlog entering the fiscal year, execution on higher current year bookings and the positive impact of foreign exchange translation. Revenues generated in food and beverage decreased $18.1 million or 4.2% from the prior period due to timing of program execution, partially offset by contributions from acquisitions of $31.4 million. Revenues generated in consumer products increased $48.5 million or 16.9%, due to execution on increased Order Bookings compared to the prior year and the positive impact of foreign exchange translation. Revenues in transportation decreased $601.5 million or 64.4% from the prior period due primarily to lower Order Backlog entering the period, as the prior year included several large EV Order Bookings. Revenues in energy increased $15.2 million or 14.0% over the prior period primarily due to timing of program execution.

Cost of revenues. At $512.4 million, fourth quarter of fiscal 2025 cost of revenues decreased by $58.3 million, or 10.2% compared to the corresponding period a year ago, primarily due to lower revenues. Fourth quarter of fiscal 2025 gross margin was 10.8% (or 29.0% of adjusted revenues and excluding acquisition-related inventory fair value charges of $0.6 million), compared to 27.9% (or 28.1% excluding acquisition-related inventory fair value charges of $2.0 million) in the corresponding period a year ago. The year-over-year increase in gross margin on adjusted revenues and excluding acquisition-related inventory fair value charges was 88 basis points, primarily attributed to improved program mix compared to the prior period. Full year gross margin was 25.5% (or 29.8% of adjusted revenues and excluding acquisition-related inventory fair value charges of $4.4 million) compared to 28.2% (or 28.3% excluding acquisition-related inventory fair value charges of $2.8 million) in the corresponding period a year ago. The full year gross margin on adjusted revenues, excluding acquisition-related inventory fair value charges, increased primarily on account of improved program mix compared to the prior period.

Selling, general and administrative expenses. SG&A expenses for the fourth quarter of fiscal 2025 were $174.2 million and included $15.2 million of costs related to the amortization of identifiable intangible assets on business acquisitions, $0.9 million of incremental costs related to the Company's acquisition activity, and the $24.2 million impact of one-time settlement with an EV customer. Excluding these items, SG&A expenses were $133.9 million in the fourth quarter of fiscal 2025. Comparably, SG&A expenses for the fourth quarter of fiscal 2024 were $122.7 million, which excluded $16.4 million of costs related to the amortization of identifiable intangible assets on business acquisitions, and $4.6 million of incremental costs related to the Company's acquisition activity. Higher SG&A expenses in the fourth quarter of fiscal 2025 primarily reflected incremental SG&A expenses from acquired companies of $9.9 million, primarily from Heidolph, in addition to increased employee costs and the impact of foreign exchange translation.

Fiscal 2025 SG&A expenses were $604.2 million, which included $66.4 million of costs related to the amortization of identifiable intangible assets on business acquisitions, $4.0 million of incremental costs related to the Company's acquisition activity, $8.7 million of one-time settlement costs related to a cancelled customer project, and the $24.2 million impact of one-time settlement with an EV customer. Excluding these costs, SG&A expenses were $500.9 million. Comparably, SG&A expenses for the year ended March 31, 2024 were $440.3 million, which excluded $68.1 million of expenses related to the amortization of identifiable intangible assets on business acquisitions, $6.8 million of incremental costs related to the Company's acquisition activity, and $11.7 million gain on sale of facilities. Excluding these costs, higher SG&A expenses for the year ended March 31, 2025 primarily reflected incremental SG&A expenses from acquired companies of $44.0 million, primarily from Avidity, Heidolph and Paxiom, in addition to increased employee costs and impact of foreign exchange translation.

Restructuring costs. Restructuring costs for the three months and year ended March 31, 2025 were $3.5 million and $24.0 million respectively, compared to $6.6 million and $22.8 million in the corresponding periods a year ago. For further information on the restructuring costs, refer to "Reorganization Activity" on page 12.

Stock-based compensation. Stock-based compensation expense was a recovery of $2.3 million in the fourth quarter of fiscal 2025 and included a $3.4 million recovery of revaluation expenses from deferred share units ("DSUs") and restricted share units ("RSUs") resulting from the change in the market price of the Company's common shares between periods ("stock-based compensation revaluation expenses"). Comparably, stock-based compensation expense was a recovery of $4.3 million in the corresponding period a year ago, which included an $8.5 million recovery of stock-based compensation revaluation expenses. Fiscal 2025 stock-based compensation expense was $9.2 million, which included a $5.3 million recovery of stock-based compensation revaluation expenses, compared to $13.8 million a year earlier, which included a $6.7 million recovery of stock-based compensation revaluation expenses.

Earnings (loss) and Adjusted Earnings from Operations

(in millions of dollars)

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Earnings (loss) from operations	**$ (113.6)**	$ 74.8	**$ 9.3**	$ 315.4
Amortization of acquisition-related intangible assets	**15.2**	16.4	**66.4**	68.1
Acquisition-related transaction costs	**0.9**	4.6	**4.0**	6.8
Acquisition-related inventory fair value charges	**0.6**	2.0	**4.4**	2.8
Gain on sale of facilities	**—**	—	**—**	(11.7)
Restructuring charges	**3.5**	6.6	**24.0**	22.8
Cancelled contract costs[1]	**—**	—	**8.7**	—
EV customer settlement — revenue portion	**146.9**	—	**146.9**	—
EV customer settlement — other	**24.2**	—	**24.2**	—
Mark to market portion of stock-based compensation	**(3.4)**	(8.5)	**(5.3)**	(6.7)
Adjusted earnings from operations[2]	**$ 74.3**	$ 95.9	**$ 282.6**	$ 397.5

1   *Previously disclosed as "Settlement costs"; revised description to clearly delineate from the "EV customer settlement" as these items are unrelated*
2   *Non-IFRS financial measure – See "Non-IFRS and Other Financial Measures."*

FOURTH QUARTER

Fourth quarter of fiscal 2025 loss from operations were $113.6 million ((15.8)% operating margin) compared to $74.8 million (9.5% operating margin) in the fourth quarter a year ago. Operating margin is a supplementary financial measure — see "Non-IFRS and Other Financial Measures." Fourth quarter fiscal 2025 loss from operations included $146.9 million of the impact of the one-time settlement with an EV customer recorded in revenues, $0.6 million of acquisition-related fair value adjustments to acquired inventories recorded in cost of revenues, $15.2 million related to amortization of acquisition-related intangible assets, $0.9 million of incremental costs for the Company's acquisition activity, $24.2 million of the impact of the one-time settlement with an EV customer recorded to SG&A, $3.5 million of restructuring charges and a $3.4 million recovery of stock-based compensation expenses due to revaluation. Fourth quarter of fiscal 2024 earnings from operations included $2.0 million of acquisition-related fair value adjustments to acquired inventories recorded in cost of revenues, $16.4 million of amortization of acquisition-related intangible assets, and $4.6 million of incremental costs for acquisition activity recorded in SG&A, $6.6 million of restructuring charges, as well as a $8.5 million recovery of stock-based compensation revaluation expenses.

Excluding these items in both quarters, adjusted earnings from operations were $74.3 million (10.3% adjusted earnings from operations margin), compared to $95.9 million (12.1% adjusted earnings from operations margin) a year ago. Fourth quarter of fiscal 2025 adjusted earnings from operations reflected lower revenues and higher SG&A expenses, partially offset by increased gross margin profitability due to project mix.

FULL YEAR

For the year ended March 31, 2025, earnings from operations were $9.3 million (0.3% operating margin), compared to $315.4 million (10.4% operating margin) a year ago. Earnings from operations included $146.9 million of the impact of the one-time settlement with an EV customer recorded in revenues, $4.4 million of acquisition-related fair value adjustments to acquired inventories recorded in cost of revenues, $66.4 million related to amortization of acquisition-related intangible assets, $4.0 million of incremental costs related to the Company's acquisition activity, $8.7 million of one-time settlement costs related to a cancelled customer project, $24.2 million of the impact of the one-time settlement with an EV customer recorded in SG&A expenses, $24.0 million of restructuring charges and a $5.3 million recovery of stock-based compensation revaluation expenses. For the year ended March 31, 2024, earnings from operations included $2.8 million of acquisition-related fair value adjustments to acquired inventories recorded in cost of revenues, $68.1 million related to amortization of acquisition-related intangible assets, $6.8 million of incremental costs related to the Company's acquisition activity, and an $11.7 million gain on sale of facilities recorded to SG&A, $22.8 million of restructuring charges, and a $6.7 million recovery of stock-based compensation expenses due to revaluation.

Excluding those items in both years, adjusted earnings from operations were $282.6 million (10.5% margin), compared to $397.5 million (13.1% margin) in the corresponding period a year ago. Decreased adjusted earnings from operations reflected lower revenues, primarily from transportation businesses, and higher SG&A expenses, partially offset by increased gross margin profitability due to project mix. Adjusted earnings from operations is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."

Net finance costs. Net finance costs were $26.7 million in the fourth quarter of fiscal 2025, compared to $18.8 million a year ago. Fiscal 2025 finance costs were $92.2 million compared to $68.7 million a year ago. The increase was primarily due to the new debt issuance in fiscal 2025.

Income tax provision (recovery). For the three and twelve months ended March 31, 2025, the Company's effective income tax rates of 50.9% and 66.3%, respectively, differed from the combined Canadian basic federal and provincial income tax rate of 26.5%. Compared to previously disclosed effective tax rates, the Company's effective tax rates for the three and twelve months ended March 31, 2025 were driven primarily by recognition of previously unrecognized deferred income tax assets that qualify for recognition as of March 31, 2025 based on an expectation of future taxable profits as a result of a legal entity consolidation. After adjusting income tax recovery for the current year impact of transactions that occurred in a prior fiscal year and for current year non-IFRS adjustments, the adjusted effective tax rates for the three and twelve months ended March 31, 2025 are 16.0% and 24.2%, respectively. Adjusted effective tax rate is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."

Net Income (Loss). Net loss for the fourth quarter of fiscal 2025 was $68.9 million ((70) cents per share basic), compared to net income of $48.5 million (49 cents per share basic and diluted) for the fourth quarter of fiscal 2024. The decrease primarily reflected lower revenues, and higher SG&A and net finance costs partially offset by lower income tax expense. Adjusted basic earnings per share were 41 cents compared to 65 cents in the fourth quarter of fiscal 2024 (adjusted basic earnings per share is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non- IFRS Measures to IFRS Measures").

Fiscal 2025 net loss was $28.0 million ((29) cents per share basic and diluted), a decrease of $222.2 million (and $2.27 per share basic) compared to a year ago. This was primarily the result of lower revenues, and higher SG&A expenses, partially offset by lower income tax expense. Adjusted basic earnings per share were $1.47 for the year ended March 31, 2025 compared to $2.61 in the corresponding period a year ago (adjusted basic earnings per share is a non-IFRS financial measure – see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures").

Other Non-IFRS Measures of Performance

(in millions of dollars)

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Earnings (loss) from operations	$ (113.6)	$ 74.8	$ 9.3	$ 315.4
Depreciation and amortization	38.0	36.3	152.7	141.2
EBITDA[1]	$ (75.6)	$ 111.1	$ 162.0	$ 456.6
Restructuring charges	3.5	6.6	24.0	22.8
Acquisition-related transaction costs	0.9	4.6	4.0	6.8
Acquisition-related inventory fair value charges	0.6	2.0	4.4	2.8
Cancelled contract costs[2]	—	—	8.7	—
EV customer settlement — revenue portion	146.9	—	146.9	—
EV customer settlement — other	24.2	—	24.2	—
Mark to market portion of stock-based compensation	(3.4)	(8.5)	(5.3)	(6.7)
Gain on sale of facilities	—	—	—	(11.7)
Adjusted EBITDA[1]	$ 97.1	$ 115.8	$ 368.9	$ 470.6

1 Non-IFRS financial measure – See "Non-IFRS and Other Financial Measures."
2 Previously disclosed as "Settlement costs"; revised description to clearly delineate from the "EV customer settlement" as these items are unrelated.

FOURTH QUARTER

Depreciation and amortization expense was $38.0 million in the fourth quarter of fiscal 2025, compared to $36.3 million a year ago.

EBITDA was $(75.6) million ((10.5)% EBITDA margin) in the fourth quarter of fiscal 2025 compared to $111.1 million (14.0% EBITDA margin) in the fourth quarter of fiscal 2024. EBITDA for the fourth quarter of fiscal 2025 included $3.5 million of restructuring charges, $0.9 million of incremental costs related to acquisition activity, $0.6 million of acquisition-related fair value adjustments to acquired inventories, $146.9

million of revenue impact from the one-time settlement with an EV customer, $24.2 million of SG&A impact from the one-time settlement with an EV customer, and $3.4 million of recoveries of stock-based compensation expenses due to revaluation. EBITDA for the corresponding period in the prior year included $6.6 million of restructuring charges, $4.6 million of incremental costs related to acquisition activity, $2.0 million of acquisition-related fair value adjustments to acquired inventories, and a $8.5 million recovery of stock-based compensation revaluation expenses. Excluding these costs, adjusted EBITDA was $97.1 million (13.5% adjusted EBITDA margin), compared to $115.8 million (14.6% adjusted EBITDA margin) for the corresponding period in the prior year. Lower adjusted EBITDA reflected lower revenues and increased SG&A expenses, partially offset by increased gross margin profitability. EBITDA and adjusted EBITDA are non-IFRS financial measures, and EBITDA margin and Adjusted EBITDA margin are non-IFRS ratios — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."

FULL YEAR

Depreciation and amortization expense was $152.7 million for fiscal 2025, compared to $141.2 million a year ago; the increase was primarily related to incremental depreciation and amortization expense from recently acquired companies.

EBITDA was $162.0 million (6.0% EBITDA margin) in fiscal 2025 compared to $456.6 million (15.1% EBITDA margin) a year ago. EBITDA for fiscal 2025 included $24.0 million of restructuring charges, $4.0 million of incremental costs related to the Company's acquisition activity, $4.4 million of acquisition-related fair value adjustments to acquired inventories, $8.7 million of one-time settlement costs related to a cancelled customer project, $146.9 million of revenue impact from the one-time settlement with an EV customer, and the $24.2 million of SG&A impact from the one-time settlement with an EV customer, and a $5.3 million recovery of stock-based compensation revaluation expenses. EBITDA a year ago included $22.8 million of restructuring charges, $6.8 million of incremental costs related to the Company's acquisition activity, $2.8 million of acquisition-related fair value adjustments to acquired inventories, $6.7 million of stock-based compensation expenses due to revaluation, and an $11.7 million gain on sale of facilities. Excluding these costs in both years, adjusted EBITDA was $368.9 million (13.8% adjusted EBITDA margin), compared to $470.6 million (15.5% adjusted EBITDA margin) a year ago. Lower adjusted EBITDA reflected lower revenues, and increased SG&A expenses, partially offset by increased gross margin profitability.

Share Data

During fiscal 2025, 19,261 stock options were exercised. At May 29, 2025, the total number of common shares outstanding was 97,634,402. There were also 994,599 stock options outstanding to acquire common shares of the Company and 921,881 RSUs outstanding that may be settled in ATS common shares where deemed advisable by the Company, as an alternative to cash payments. A portion of the RSUs are subject to the performance vesting conditions of the Company's RSU plan.

In fiscal 2023, a trust was created for the purpose of purchasing common shares of the Company on the stock market. The common shares are being held in trust and may be used to settle some or all of the fiscal 2023, 2024 and 2025 RSU grants when such RSU grants are fully vested. During the three months ended March 31, 2025, nil common shares were purchased, and during the year ended March 31, 2025, 332,165 common shares were purchased for $14.7 million and placed in the trust. The trust is included in the Company's consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

Normal Course Issuer Bid

On December 12, 2024, the Company announced that the TSX had accepted a notice filed by the Company of its intention to make a normal course issuer bid ("NCIB"). Under the NCIB, ATS may purchase for cancellation up to a maximum of 8,259,180 common shares during the 12-month period ending December 15, 2025.

During the year ended March 31, 2025, the Company purchased nil common shares under the current NCIB program and 1,020,887 common shares for $45.0 million, including applicable taxes, under the previous NCIB program.

Subsequent to March 31, 2025, during the period April 1, 2025 to April 12, 2025, the Company purchased 308,758 common shares for cancellation under the NCIB program for $10.0 million.

Some purchases under the NCIB may be made pursuant to an automatic share purchase plan between ATS and its broker. This plan enables the purchase of common shares when ATS would not ordinarily be active in the market due to internal trading blackout periods, insider trading rules, or otherwise. ATS security holders may obtain a copy of the notice, without charge, upon request from the Secretary of the Company. The NCIB program is viewed by the Company as one component of an overall capital structure strategy and complementary to its acquisition growth plans.

Investments, Liquidity, Cash Flow and Financial Resources

Investments

(in millions of dollars)

	Fiscal 2025	Fiscal 2024
Investments – increase (decrease)		
Non-cash operating working capital	$ 8.0	$ 275.6
Acquisition of property, plant and equipment	34.0	58.8
Acquisition of intangible assets	44.1	29.6
Proceeds from disposal of assets	(5.5)	(23.2)
Total cash investments	**$ 80.6**	**$ 340.8**

In fiscal 2025, the Company's investment in non-cash working capital increased $8.0 million, compared to an increase of $275.6 million a year ago. Accounts receivable increased 52.6%, or $248.1 million, and net contracts in progress decreased 55.8%, or $219.0 million compared to March 31, 2024, due to the write-off of EV-customer related accounts receivable and contract assets, partly offset by the settlement amount receivable, in addition to timing of billings on certain customer contracts and $16.2 million of accounts receivable from recent acquisitions. The Company actively manages its accounts receivable, contract asset and contract liability balances through billing terms on long-term contracts and collection efforts. Inventories increased 8.2%, or $24.3 million, primarily due to $22.6 million of inventory from recent acquisitions. Deposits and prepaid assets increased 6.1%, or $6.0 million compared to March 31, 2024, primarily due to $4.4 million of deposits and prepaids from recent acquisitions. Accounts payable and accrued liabilities increased 10.0%, or $60.6 million, compared to March 31, 2024 primarily due to $39.1 million of accounts payable from recent acquisitions, in addition to timing of supplier billings and payments and fair value impacts related to the Company's forward contracts. Provisions decreased 16.7%, or $6.0 million compared to March 31, 2024, primarily due to lower provisions related to the Company's reorganization plan.

Non-cash working capital as a percentage of adjusted revenue was 22.4% at March 31, 2025 compared to 19.0% at March 31, 2024. Non-cash working capital as a percentage of adjusted revenues is a non-IFRS ratio — see "Non-IFRS and Other Financial Measures."

Cash investments in property, plant and equipment totalled $34.0 million in fiscal 2025, compared to $58.8 million for fiscal 2024. Expenditures primarily related to the expansion and improvement of certain manufacturing facilities and investments in computer hardware, and production equipment. Intangible assets expenditures were $44.1 million for fiscal 2025, compared to $29.6 million for fiscal 2024, and primarily related to computer software and various internal development projects. Capital expenditures for fiscal 2026 for tangible assets and intangible assets are expected to be in the $80 million to $100 million range and reflect the Company's plan to add capacity to support growth while investing in innovation, along with ongoing business requirements. The Company will continue to build flexibility into its capacity plans through the strategic use of leased facilities and third-party services.

Proceeds from disposal of assets were $5.5 million in fiscal 2025, compared to $23.2 million in fiscal 2024. The decrease largely related to the disposal of two redundant facilities in the third quarter of fiscal 2024.

The Company performs impairment tests on its goodwill and intangible asset balances on an annual basis or as warranted by events or circumstances. The Company conducted its annual impairment assessment in the fourth quarter and determined there was no impairment of goodwill or intangible assets (fiscal 2024 — $nil).

All the Company's investments involve risks and require judgments and estimates regarding the likelihood of recovery of the respective costs. In the event management determines that any of the Company's investments have become permanently impaired or recovery is no longer reasonably assured, the value of the investment would be written down to its estimated net realizable value as a charge against earnings.

Liquidity, Cash Flow and Financial Resources

(In millions of dollars, except ratios)

As at	March 31, 2025	March 31, 2024
Cash and cash equivalents	$ 225.9	$ 170.2
Debt-to-equity ratio[1]	1.10:1	0.79:1

1 Debt is calculated as bank indebtedness, long-term debt and lease liabilities. Equity is calculated as total equity less accumulated other comprehensive income.

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Cash, beginning of period	$ 263.2	$ 260.9	$ 170.2	$ 159.9
Total cash provided by (used in):				
Operating activities	39.3	9.6	25.8	20.8
Investing activities	(24.6)	(26.3)	(268.5)	(341.8)
Financing activities	(54.3)	(75.4)	290.3	330.7
Net foreign exchange difference	2.3	1.4	8.1	0.6
Cash, end of period	$ 225.9	$ 170.2	$ 225.9	$ 170.2

In the fourth quarter of fiscal 2025, cash flows provided by operating activities were $39.3 million compared to $9.6 million provided by operating activities in the corresponding period a year ago. The increase in cash flow from operations was primarily attributed to the timing of investments in non-cash working capital in certain customer programs.

In the year ended March 31, 2025, cash flows provided by operating activities were $25.8 million compared to $20.8 million provided by operating activities a year ago. The year-over-year change was primarily attributed to the timing of investments in non-cash working capital in certain customer programs.

The free cash flow of the Company for fiscal 2025 was an outflow of $52.3 million, compared to an outflow of $67.6 million a year ago primarily due to lower investment in capital expenditures. The Company has a multi-year free cash flow target of 100% of net income. Free cash flow is a non-IFRS financial measure — see "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."

At March 31, 2025, the Company had $683.5 million of unutilized multipurpose credit, including letters of credit, available under existing credit facilities and an additional $215.7 million available under letter of credit facilities.

On October 5, 2023, the Company amended its senior secured credit facility (the "Credit Facility") to extend the term loan maturity to match the maturity of the revolving line of credit. The Credit Facility consists of (i) a $750.0 million secured committed revolving line of credit and (ii) a fully drawn $300.0 million non-amortized secured term credit facility; both maturing on November 4, 2026. The Credit Facility is secured by the Company's assets, including a pledge of shares of certain of the Company's subsidiaries. Certain of the Company's subsidiaries also provide guarantees under the Credit Facility. At March 31, 2025, the Company had utilized $452.2 million under the Credit Facility, of which $452.2 million was classified as long-term debt (March 31, 2024 — $704.0 million) and $nil by way of letters of credit (March 31, 2024 — $0.0 million).

The Credit Facility is available in Canadian dollars by way of prime rate advances, Term CORRA advances and/or Daily Compounded CORRA advances, in U.S. dollars by way of base rate advances and/or Term SOFR advances, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the Agent's prime rate or the Agent's U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For Term CORRA advances, Daily Compounded CORRA advances, Term SOFR advances, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the Term CORRA rate, the Daily Compounded CORRA rate, the Term SOFR rate, the EURIBOR rate or the Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see "Risk Management").

The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. At March 31, 2025, all of the covenants were met.

The Company has additional credit facilities available of $115.2 million (40.1 million Euros, U.S. $24.0 million, 120.0 million Thai Baht, 5.0 million GBP, 5.0 million CNY, $1.0 million AUD and $2.0 million CAD). The total amount outstanding on these facilities as at March 31, 2025 was $29.4 million, of which $27.3 million was classified as bank indebtedness (March 31, 2024 — $4.1 million), $2.1 million was classified as long-term debt (March 31, 2024 — $2.3 million) and $nil by way of letters of credit (March 31, 2024 — $0.4 million). The interest rates applicable to the credit facilities range from 3.10% to 8.40% per annum, in local currency. A portion of the long-term debt is secured by certain assets of the Company.

The Company's U.S. $350.0 million aggregate principal amount of U.S. Senior Notes were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the U.S. Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the U.S. Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the U.S. Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the U.S. Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The U.S. Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At March 31, 2025, all of the covenants were met. Subject to certain exceptions, the U.S. Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8.1 million were deferred and are being amortized over the term of the U.S. Senior Notes. The Company uses a cross-currency interest rate swap instrument to hedge a portion of its U.S. Senior Notes (see "Risk Management").

On August 21, 2024, the Company completed a private placement of $400.0 million aggregate principal amount of senior unsecured notes (the "CAD Senior Notes"). The CAD Senior Notes were issued at par, bear interest at a rate of 6.50% per annum and mature on August 21, 2032. On December 19, 2024, the Company completed a private placement of an additional $200.0 million of CAD Senior Notes, bringing the total amount of CAD Senior Notes issued to date to $600.0 million. The additional CAD Senior Notes were issued at a premium of $1.3 million which is classified as long-term debt. The Company may redeem the CAD Senior Notes, at any time after August 21, 2027, in whole or in part, at specified redemption prices and subject to certain conditions required by the CAD Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the CAD Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the CAD Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The CAD Senior Notes contain customary covenants that restrict, subject to certain exception and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates.

During the year ended March 31, 2025, the Company incurred transaction costs of $9.6 million related to the CAD Senior Notes. The total transaction costs were deferred and will be amortized over the term of the CAD Senior Notes. The Company used the net proceeds from the offerings of the CAD Senior Notes to repay amounts owing under the Credit Facility. At March 31, 2025, all of the covenants were met. Subject to certain exceptions, the CAD Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility.

Contractual Obligations

(In millions of dollars)

The Company's contractual obligations are as follows as at March 31, 2025:

	Total	<1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	>5 Years
				Payments Due by Period			
Bank indebtedness	$ 27.3	$ 27.3	$ —	$ —	$ —	$ —	$ —
Long-term debt obligations[1]	1,933.1	60.0	496.9	75.6	563.6	39.3	697.7
Lease liability obligations[1]	147.3	36.6	29.7	20.7	16.8	13.9	29.6
Purchase obligations	403.9	385.2	13.3	2.2	1.6	1.0	0.6
Accounts payable and accrued liabilities	665.1	665.1	—	—	—	—	—
Total	**$ 3,176.7**	**$ 1,174.2**	**$ 539.9**	**$ 98.5**	**$ 582.0**	**$ 54.2**	**$ 727.9**

1 Long-term debt obligations and lease liability obligations include principal and interest.

The Company's off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at March 31, 2025, the total value of outstanding letters of credit was approximately $279.4 million (March 31, 2024 — $171.1 million).

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its consolidated financial statements.

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and monitoring their credit worthiness. The Company's credit exposure to forward foreign exchange contracts is the current replacement value of contracts that are in a gain position. The Company is also exposed to credit risk from its customers. Substantially all of the Company's trade accounts receivable are due from customers in a variety of industries and, as such, are subject to normal credit risks from their respective industries. The Company regularly monitors customers for changes in credit risk. The Company does not believe that any single market or geographic region represents significant credit risk. Credit risk concentration, with respect to trade receivables, is mitigated as the Company primarily serves large, multinational customers and obtains receivables insurance in certain instances.

Financial Instruments

The Company has various financial instruments including cash and cash equivalents, trade accounts receivable, bank indebtedness, trade accounts payable and accrued liabilities and long-term debt which are used in the normal course of business to maintain operations. The Company uses derivative financial instruments to help manage and mitigate various risks that the business faces.

Risk Management

An interest rate risk exists with financial instruments held by the Company, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company manages interest rate risk on a portfolio basis and seeks financing terms in individual arrangements that are most advantageous taking into account all relevant factors.

The Company uses a variable for fixed interest rate swap as a derivative financial instrument to hedge a portion of its interest rate risk. Effective November 4, 2022, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300.0 million non-amortized secured credit facility to a fixed 4.241% interest rate. The terms of the hedging instrument ended on November 4, 2024. Effective November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300.0 million non-amortized secured credit facility to a fixed 4.044% interest rate for the period November 4, 2024 to November 4, 2026.

A credit risk exists with financial instruments held by the Company, which is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company attempts to mitigate this risk by following policies and procedures surrounding accepting work with new customers, and performing work for a large variety of multinational customers in diversified industries.

There is a liquidity risk, which is the risk that the Company may encounter difficulties in meeting obligations associated with some financial instruments. This is managed by ensuring, to the extent possible, that the Company will have sufficient liquidity to meet its liabilities when they become due.

Foreign Exchange Risk

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the Canadian dollar, through borrowings in currencies other than its functional currency and through its investments in its foreign-based subsidiaries.

The Company's Canadian operations generate significant revenues in major foreign currencies, primarily U.S. dollars, which exceed the natural hedge provided by purchases of goods and services in those currencies. In order to manage a portion of this foreign currency exposure, the Company has entered into forward foreign exchange contracts. The timing and amount of these forward foreign exchange contract requirements are estimated based on existing customer contracts on hand or anticipated, current conditions in the Company's markets and the Company's past experience. Certain of the Company's foreign subsidiaries will also enter forward foreign exchange contracts to hedge identified balance sheet, revenue and purchase exposures. The Company's forward foreign exchange contract hedging program is intended to mitigate movements in currency rates primarily over a three- to twelve-month period.

The Company uses cross-currency interest rate swaps as derivative financial instruments to hedge a portion of its foreign exchange risk related to its U.S. Senior Notes as well as its Euro-denominated net investment. On December 5, 2024, the Company settled its previously held cross-currency interest rate swap instrument to swap U.S. $175.0 million into Canadian dollars that was maturing on December 15, 2025. The Company received interest of 4.125% U.S. per annum and paid interest of 4.169% Canadian. The Company also settled the previously held cross-currency interest rate swap instrument to swap 161.1 million Euros into Canadian dollars that was maturing on December 15, 2025. The Company received interest of 4.169% Canadian per annum and paid interest of 2.351% Euros. The Company received $7.7 million to settle the cross-currency interest rate swaps, of which $24.3 million was recorded as cash received in financing activities (the portion related to foreign currency U.S. Senior Notes) and $16.6 million was recorded as cash paid in investing activities (the portion related to Euro-denominated net investment) in the annual audited consolidated statements of cash flows.

On December 5, 2024, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175.0 million into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 3.128% Canadian. The terms of the hedging instrument will end on December 15, 2027.

On December 5, 2024, the Company entered into a cross-currency interest rate swap instrument to swap 165.3 million Euros into Canadian dollars to hedge its Euro-denominated net investment. The Company will receive interest of 3.128% Canadian per annum and pay interest of 2.645% Euros. The terms of the hedging relationship will end on December 15, 2027.

In addition, from time to time, the Company may hedge the foreign exchange risk arising from foreign currency debt, intercompany loans, net investments in foreign-based subsidiaries and committed acquisitions through the use of forward foreign exchange contracts or other non-derivative financial instruments. The Company uses hedging as a risk management tool, not to speculate.

Period Average Exchange Rates in Canadian Dollars

	Year-end actual exchange rates			Period average exchange rates		
	March 31 2025	March 31 2024	% change	March 31 2025	March 31 2024	% change
U.S. dollar	1.439	1.355	6.2%	1.391	1.349	3.1 %
Euro	1.556	1.461	6.5%	1.494	1.463	2.1 %

Consolidated Quarterly Results

(In millions of dollars, except per share amounts)

	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Revenues	$ 574.2	$ 652.0	$ 612.8	$ 694.3	$ 791.5	$ 752.0	$ 735.7	$ 753.6
Adjusted revenues[1]	$ 721.1	$ 652.0	$ 612.8	$ 694.3	$ 791.5	$ 752.0	$ 735.7	$ 753.6
Earnings (loss) from operations	$ (113.6)	$ 33.1	$ 22.2	$ 67.6	$ 74.8	$ 78.5	$ 83.0	$ 79.0
Adjusted earnings from operations[1,4]	$ 74.3	$ 65.7	$ 56.5	$ 86.2	$ 95.9	$ 101.2	$ 98.3	$ 102.1
Net income (loss)	$ (68.9)	$ 6.5	$ (0.9)	$ 35.3	$ 48.5	$ 47.2	$ 50.7	$ 47.7
Basic earnings (loss) per share	$ (0.70)	$ 0.07	$ (0.01)	$ 0.36	$ 0.49	$ 0.48	$ 0.51	$ 0.50
Diluted earnings per share	$ (0.70)	$ 0.07	$ (0.01)	$ 0.36	$ 0.49	$ 0.47	$ 0.51	$ 0.50
Adjusted basic earnings per share[1,4]	$ 0.41	$ 0.32	$ 0.25	$ 0.50	$ 0.65	$ 0.65	$ 0.63	$ 0.69
Order Bookings[2]	$ 863	$ 883	$ 742	$ 817	$ 791	$ 668	$ 742	$ 690
Order Backlog[3]	$ 2,139	$ 2,060	$ 1,824	$ 1,882	$ 1,793	$ 1,907	$ 2,016	$ 2,023

1 Non-IFRS financial measure – See "Non-IFRS and Other Financial Measures" and "Reconciliation of Non-IFRS Measures to IFRS Measures."
2 Supplementary financial measure – See "Non-IFRS and Other Financial Measures" and "Order Bookings by Quarter."
3 Supplementary financial measure – See "Non-IFRS and Other Financial Measures" and "Order Backlog Continuity."
4 The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See "Non-IFRS and Other Financial Measures."

Interim financial results are not necessarily indicative of annual or longer-term results because capital equipment markets served by the Company tend to be cyclical in nature. Operating performance quarter to quarter is also affected by the timing of revenue recognition on large programs in Order Backlog, which is impacted by such factors as customer delivery schedules, the timing of receipt of third-party components, and by the timing of acquisitions. General economic trends, product life cycles and product changes may impact revenues and operating performance. ATS typically experiences some seasonality with its Order Bookings, revenues and earnings from operations, due to employee vacations, seasonality of growing seasons within the food industry and summer plant shutdowns by its customers.

Related Party Transactions

The Company has an agreement with a shareholder, Mason Capital Management, LLC ("Mason Capital"), pursuant to which Mason Capital has agreed to provide ATS with ongoing strategic and capital markets advisory services for an annual fee of U.S. $0.5 million. As part of the agreement, Michael Martino, a member of the Company's Board of Directors who is associated with Mason Capital, has waived any fees to which he may have otherwise been entitled for serving as a member of the Board of Directors or as a member of any committee of the Board of Directors.

There were no other significant related party transactions in fiscal 2025.

Reconciliation of Non-IFRS Measures to IFRS Measures

(In millions of dollars, except per share data)

The following table reconciles adjusted revenues to the most directly comparable IFRS measure (revenues):

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Revenues	$ 574.2	$ 791.5	$ 2,533.3	$ 3,032.9
EV customer settlement — revenue portion	146.9	—	146.9	—
Adjusted revenues	$ 721.1	$ 791.5	$ 2,680.2	$ 3,032.9

The following table reconciles adjusted EBITDA and EBITDA to the most directly comparable IFRS measure (net income (loss)):

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Adjusted EBITDA	$ 97.1	$ 115.8	$ 368.9	$ 470.6
Less: restructuring charges	3.5	6.6	24.0	22.8
Less: acquisition-related transaction costs	0.9	4.6	4.0	6.8
Less: acquisition-related inventory fair value charges	0.6	2.0	4.4	2.8
Less: cancelled contract costs[1]	–	—	8.7	—
Less: EV customer settlement — revenue portion	146.9	—	146.9	—
Less: EV customer settlement — other	24.2	—	24.2	—
Less: mark to market portion of stock-based compensation	(3.4)	(8.5)	(5.3)	(6.7)
Less: gain on sale of facilities	–	—	–	(11.7)
EBITDA	$ (75.6)	$ 111.1	$ 162.0	$ 456.6
Less: depreciation and amortization expense	38.0	36.3	152.7	141.2
Earnings (loss) from operations	$ (113.6)	$ 74.8	$ 9.3	$ 315.4
Less: net finance costs	26.7	18.8	92.2	68.7
Less: provision for (recovery of) income taxes	(71.4)	7.5	(54.9)	52.5
Net income (loss)	$ (68.9)	$ 48.5	$ (28.0)	$ 194.2

1 *Previously disclosed as "Settlement costs"; revised description to clearly delineate from the "EV customer settlement" as these items are unrelated.*

The following table reconciles adjusted earnings from operations, adjusted net income, and adjusted basic earnings per share to the most directly comparable IFRS measures (net income (loss) and basic earnings (loss) per share):

	Three Months Ended March 31, 2025					Three Months Ended March 31, 2024				
	Earnings (loss) from operations	Finance costs	Recovery of income taxes	Net income (loss)	Basic EPS	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS
Reported (IFRS)	$ (113.6)	(26.7)	71.4	$ (68.9)	$ (0.70)	$ 74.8	$ (18.8)	$ (7.5)	$ 48.5	$ 0.49
Amortization of acquisition-related intangibles	15.2	—	—	15.2	0.15	16.4	—	—	16.4	0.16
Restructuring charges	3.5	—	—	3.5	0.04	6.6	—	—	6.6	0.07
Acquisition-related inventory fair value charges	0.6	—	—	0.6	0.01	2.0	—	—	2.0	0.02
Acquisition-related transaction costs	0.9	—	—	0.9	0.01	4.6	—	—	4.6	0.05
EV customer settlement — revenue portion	146.9	—	—	146.9	1.50	—	—	—	—	—
EV customer settlement — other	24.2	—	—	24.2	0.25	—	—	—	—	—
Mark to market portion of stock-based compensation	(3.4)	—	—	(3.4)	(0.04)	(8.5)	—	—	(8.5)	(0.09)
Adjustment to recovery of income taxes[1]	—	—	(79.0)	(79.0)	(0.81)	—	—	(5.3)	(5.3)	(0.05)
Adjusted (non-IFRS)	$ 74.3			$ 40.0	$ 0.41	$ 95.9			$ 64.3	$ 0.65

1 Adjustments to provision for (recovery of) income taxes includes an additional $44.0 million (March 31, 2024 − $5.3 million) relating to the income tax effects of adjusting items that are excluded for the purposes of calculating non-IFRS based adjusted net income, in addition to an adjusting item of $36.8 million relating to the recognition of previously unrecognized deferred income tax assets from prior years that qualify for recognition as of March 31, 2025 based on an expectation of future taxable profits as a result of a legal entity consolidation, and ($1.8) million relating to current year impact of transactions that occurred in a prior fiscal year.

	Year Ended March 31, 2025					Year Ended March 31, 2024				
	Earnings from operations	Finance costs	Recovery of income taxes	Net income (loss)	Basic EPS	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS
Reported (IFRS)	$ 9.3	$ (92.2)	$ 54.9	$ (28.0)	$ (0.29)	$ 315.4	$ (68.7)	$ (52.5)	$ 194.2	$ 1.98
Amortization of acquisition-related intangibles	66.4	—	—	66.4	0.68	68.1	—	—	68.1	0.70
Restructuring charges	24.0	—	—	24.0	0.24	22.8	—	—	22.8	0.23
Acquisition-related fair value inventory charges	4.4	—	—	4.4	0.04	2.8	—	—	2.8	0.03
Acquisition-related transaction costs	4.0	—	—	4.0	0.04	6.8	—	—	6.8	0.07
Cancelled contract costs[1]	8.7	—	—	8.7	0.09	—	—	—	—	—
EV customer settlement — revenue portion	146.9	—	—	146.9	1.50	—	—	—	—	—
EV customer settlement — other	24.2	—	—	24.2	0.25	—	—	—	—	—
Mark to market portion of stock-based compensation	(5.3)	—	—	(5.3)	(0.05)	(6.7)	—	—	(6.7)	(0.07)
Gain on sale of facilities	—	—	—	—	—	(11.7)	—	—	(11.7)	(0.12)
Adjustment to recovery of income taxes[2]	—	—	(100.9)	(100.9)	(1.03)	—	—	(21.0)	(21.0)	(0.21)
Adjusted (non-IFRS)	$ 282.6			$ 144.4	$ 1.47	$ 397.5			$ 255.3	$ 2.61

1 Previously disclosed as "Settlement costs"; revised description to clearly delineate from the "EV customer settlement" as these items are unrelated.

2 Adjustments to provision for (recovery of) income taxes includes an additional $65.9 million (March 31, 2024 – $21.0 million) relating to the income tax effects of adjusting items that are excluded for the purposes of calculating non-IFRS based adjusted net income, in addition to an adjusting item of $36.8 million relating to the recognition of previously unrecognized deferred income tax assets from prior years that qualify for recognition as of March 31, 2025 based on an expectation of future taxable profits as a result of a legal entity consolidation, and ($1.8) million relating to current year impact of transactions that occurred in a prior fiscal year.

The following table reconciles organic revenue to adjusted revenues, which have been reconciled to the closest IFRS measure (revenues) above:

	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Organic revenue	$ 671.3	$ 756.1	$ 2,492.2	$ 2,852.6
Revenues of acquired companies	28.5	34.0	140.8	93.5
Impact of foreign exchange rate changes	21.3	1.4	47.2	86.8
Total adjusted revenue	$ 721.1	$ 791.5	$ 2,680.2	$ 3,032.9
Organic revenue growth	(15.2)%		(17.8)%	

The following table reconciles non-cash working capital as a percentage of adjusted revenues to the most directly comparable IFRS measures:

As at	March 31 2025	March 31 2024
Accounts receivable	$ 719.4	$ 471.3
Income tax receivable	32.1	13.4
Contract assets	503.6	704.7
Inventories	320.2	295.9
Deposits, prepaids and other assets	104.2	98.2
Accounts payable and accrued liabilities	(665.1)	(604.5)
Income tax payable	(40.1)	(44.7)
Contract liabilities	(330.1)	(312.2)
Provisions	(30.0)	(36.0)
Non-cash working capital	$ 614.2	$ 586.1
Trailing six-month adjusted revenues annualized	$ 2,746.1	$ 3,087.0
Working capital %	22.4%	19.0%

The following table reconciles net debt to the most directly comparable IFRS measures:

As at	March 31 2025	March 31 2024
Cash and cash equivalents	$ 225.9	$ 170.2
Bank indebtedness	(27.3)	(4.1)
Current portion of lease liabilities	(32.7)	(27.6)
Current portion of long-term debt	(0.2)	(0.2)
Long-term lease liabilities	(96.7)	(83.8)
Long-term debt	(1,543.5)	(1,171.8)
Net Debt	$ (1,474.5)	$ (1,117.3)
Pro Forma Adjusted EBITDA (TTM)	$ 374.4	$ 485.3
Net Debt to Pro Forma Adjusted EBITDA	3.9x	2.3x

The following table reconciles free cash flow to the most directly comparable IFRS measures:

(in millions of dollars)	Q4 2025	Q4 2024	Fiscal 2025	Fiscal 2024
Cash flows provided by operating activities	$ 39.3	$ 9.6	$ 25.8	$ 20.8
Acquisition of property, plant and equipment	(11.9)	(12.3)	(34.0)	(58.8)
Acquisition of intangible assets	(17.1)	(13.6)	(44.1)	(29.6)
Free cash flow	$ 10.3	$ (16.3)	$ (52.3)	$ (67.6)

The following table calculates the effective tax rate used in adjusted net income after adjusting for income tax recovery relating to transactions that occurred in a prior fiscal year and income tax recovery for current year non-IFRS adjustments:

(in millions of dollars)	Q4 2025	Fiscal 2025
Earnings (loss) from operations	$ (113.6)	$ 9.3
Amortization of acquisition-related intangible assets	15.2	66.4
Acquisition-related transaction costs	0.9	4.0
Acquisition-related inventory fair value charges	0.6	4.4
Restructuring charges	3.5	24.0
Cancelled contract costs	—	8.7
EV customer settlement — revenue portion	146.9	146.9
EV customer settlement — other	24.2	24.2
Mark to market portion of stock-based compensation	(3.4)	(5.3)
Adjusted earnings from operations	74.3	282.6
Net finance costs	26.7	92.2
Income before income taxes including adjusting items	47.6	190.4
Income tax recovery	(71.4)	(54.9)
Estimated tax impact of adjusting items	44.0	65.9
Impact of recognition of previously unrecognized deferred income tax assets from prior years	36.8	36.8
Income tax impacts relating to transactions that occurred in a prior fiscal year	(1.8)	(1.8)
Adjusted income tax provision	7.6	46.0
Adjusted effective income tax rate	16.0%	24.2%

Certain non-IFRS financial measures exclude the impact on stock-based compensation expense of the revaluation of DSUs and RSUs resulting specifically from the change in market price of the Company's common shares between periods. Management believes the adjustment provides further insight into the Company's performance.

The following table reconciles total stock-based compensation expense to its components:

	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Total stock-based compensation expense (recovery)	$ (2.3)	$ 5.1	$ 2.7	$ 3.7	$ (4.3)	$ 4.7	$ 3.5	$ 10.0
Less: mark to market portion of stock-based compensation	(3.4)	1.4	(1.9)	(1.3)	(8.5)	(0.6)	(2.0)	4.4
Base stock-based compensation expense	$ 1.1	$ 3.7	$ 4.6	$ 5.0	$ 4.2	$ 5.3	$ 5.5	$ 5.6

Critical Accounting Estimates and Assumptions

The preparation of the Company's consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. Uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The Company based its assumptions on information available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates as they occur.

Notes 2 and 3 to the consolidated financial statements describe the basis of accounting and the Company's significant accounting policies.

Macroeconomic Environment

The Company continues to operate in an uncertain macroeconomic environment influenced by various factors, including cross-border tariffs, interest rate changes, inflation, supply chain dynamics and other impediments and uncertainties related to cross-border trade, regional conflicts, and the impacts of any pandemic or epidemic outbreak or resurgence. Any of these factors, alone or in combination, could affect the global and Canadian economies, which could adversely affect the Company's business, operations and customers. ATS monitors these dynamic macroeconomic conditions to assess any potential impacts on the business, financial results, and conditions of the Company. Management also monitors and assesses the impact of these factors on its judgments, estimates, accounting policies, and amounts recognized in the Company's consolidated financial statements. See "Risk Factors — Macroeconomic condition risk."

The Company tests for impairment on an annual basis and if there are indicators that impairment may have arisen. In calculating the recoverable amount for impairment testing, management is required to make several assumptions, including, but not limited to, expected future revenues, expected future cash flows and forward multiples.

Revenue Recognition And Contracts In Progress

The nature of ATS contracts requires the use of estimates to quote new business, and most automation systems are typically sold on a fixed-price basis. Revenues on construction contracts and other long-term contracts are recognized on a percentage of completion basis as outlined in note 3(c) "Revenue recognition — Construction contracts" to the consolidated financial statements. In applying the accounting policy on construction contracts, judgment is required in determining the estimated costs to complete a contract. These cost estimates are reviewed at each reporting period and by their nature may give rise to income volatility. If the actual costs incurred by the Company to complete a contract are significantly higher than estimated, the Company's earnings may be negatively affected. The use of estimates involves risks, including volatility within the supply chain that can lead to inflation to the price of inputs as well as the work to be performed involves varying degrees of technical uncertainty, including possible development work to meet the customer's specification, the extent of which is sometimes not determinable until after the project has been awarded. In the event the Company is unable to meet the defined performance specification for a contracted automation system, it may need to redesign and rebuild all or a portion of the system at its expense without an increase in the selling price. Certain contracts may have provisions that reduce the selling price or provide purchase price refunds if the Company fails to deliver or complete the contract by specified dates. These provisions may expose the Company to liabilities or adversely affect the Company's results of operations or financial position.

ATS' contracts may be terminated by customers in the event of a default by the Company or, in some cases, for the convenience of the customer. In the event of a termination for convenience, the Company typically negotiates a payment provision reflective of the progress achieved on the contract and/or the costs incurred to the termination date. If a contract is cancelled, Order Backlog is reduced and production utilization may be negatively impacted.

A complete provision, which can be significant, is made for losses on such contracts when the losses first become known. Revisions in estimates of costs and profits on contracts, which can also be significant, are recorded in the accounting period in which the relevant facts impacting the estimates become known.

A portion of ATS' revenue is recognized when earned, which is generally at the time of shipment and transfer of title to the customer, provided collection is reasonably assured.

Investment Tax Credits And Income Taxes

Investment tax credit assets, disclosed in note 18 to the consolidated financial statements, are recognized as a reduction of the related expenses in the year in which the expenses are incurred, provided there is reasonable assurance that the credits will be realized. Management has made estimates and assumptions in determining the expenditures eligible for the investment tax credits claim and the amount could be materially different from the recorded amount upon review by the government. Deferred income tax assets, disclosed in note 18 to the consolidated financial statements, are recognized to the extent that it is probable that taxable income will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred income tax assets that can be recognized based upon the likely timing and level of future taxable income together with future tax- planning strategies.

If the assessment of the Company's ability to utilize the deferred income tax asset changes, the Company would be required to recognize more or fewer deferred income tax assets, which would increase or decrease income tax expense in the period in which this is determined. The Company establishes provisions based on reasonable estimates for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous taxation audits and differing interpretations of tax regulations by the taxable entity and the respective tax authority. These provisions for uncertain tax positions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all the relevant factors. The Company reviews the adequacy of these provisions at each quarter. However, it is possible that at some future date an additional liability could result from audits by taxation authorities. Where the final tax outcome of these matters is different from the amount initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Stock-Based Payment Transactions

The Company measures the cost of transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for stock-based payment transactions requires the determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model, including the future forfeiture rate, the expected life of the share option, weighted average risk-free interest rate, volatility and dividend yield, and formation of assumptions. The assumptions and models used for estimating fair value for stock-based payment transactions are disclosed in note 19 to the consolidated financial statements.

Impairment Of Non-Financial Assets

Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The calculations involve significant estimates and assumptions. Items estimated include cash flows, discount rates and assumptions on revenue growth rates. These estimates could affect the Company's future results if the current estimates of future performance and fair values change. Goodwill is assessed for impairment on an annual basis as described in note 11 to the consolidated financial statements. The Company performed its annual impairment test of goodwill in the fourth quarter and determined there was no impairment (March 31, 2024 — $nil).

Provisions

As described in note 3(n) to the consolidated financial statements, the Company records a provision when an obligation exists, an outflow of economic resources required to settle the obligation is probable and a reliable estimate can be made of the amount of the obligation. The Company records a provision based on the best estimate of the required economic outflow to settle the present obligation at the consolidated statement of financial position date. While management believes these estimates are reasonable, differences in actual results or changes in estimates could have a material impact on the obligations and expenses reported by the Company.

Employee Benefits

The cost of defined benefit pension plans and the present value of the pension obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

In determining the appropriate discount rate, management considers the interest rates of corporate bonds in their respective currency, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country. Further details about the assumptions used are provided in note 15 to the consolidated financial statements.

Changes in Accounting Policies

Accounting Standards Adopted in Fiscal 2025

The following amendments to accounting standards were adopted by the Company during fiscal 2025:

(i) Amendments to IAS 1 – Presentation of Financial Statements

The IASB clarified the classification of liabilities as current or non-current based on the existence of a right to defer settlement at the reporting date. The classification of a liability remains unaffected by the intentions or expectations of the entity to exercise its right to defer settlement, or its ability to settle early.

The IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Future covenants do not affect classification, however, if there is a future covenant on a non-current liability, entities are required to disclose information regarding the risk that those liabilities could become repayable within 12 months after the reporting date.

The Company adopted these amendments on April 1, 2024 and the adoption did not have an impact on the Company's annual audited consolidated financial statements.

Accounting Standards Issued But Not Yet Effective

A number of new standards and amendments to standards have been issued but are not yet effective for the financial year ended March 31, 2025, and accordingly, have not been applied in preparing the consolidated financial statements. This listing is of standards and amendments issued that the Company reasonably expects to be applicable at a future date.

(i) Issuance of IFRS 18 – Presentation and Disclosure in Financial Statements

On April 9, 2024, the IASB issued IFRS 18, which will replace IAS 1 for reporting periods beginning on or after January 1, 2027. The new standard aims to improve comparability and transparency of communication in financial statements. The requirements include required totals, subtotals and new categories in the consolidated statements of income; disclosure of management-defined performance measures and guidance on aggregation and disaggregation. Retrospective application is required in both annual and interim financial statements. The Company is in the process of reviewing the new standard to determine the impact on its consolidated financial statements.

(ii) Annual Improvements to IFRS Accounting Standards – Volume 11

In July 2024, the IASB issued Volume 11 of the Annual Improvements to IFRS Accounting Standards, which will be effective from January 1, 2026. These improvements are intended to clarify the wording in accounting standards or to correct minor unintended consequences, oversights, or conflicts between the requirements of the standards. As part of this process, the IASB has amended five standards. Adoption of these amendments is not expected to have a significant impact on the Company's consolidated financial statements.

Controls and Procedures

The Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") of the Company are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company. The control framework used in the design of disclosure controls and procedures and internal control over financial reporting is the "Internal Control — Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Disclosure Controls and Procedures

As a dual listed Company in both Canada and the United States (including the Company's May 2023 listing and Initial Public Offering on the NYSE), Management is required to complete an evaluation of the design and operating effectiveness of the Company's disclosure controls and procedures was conducted as of March 31, 2025 under the supervision of the CEO and CFO as required by CSA National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings as well as Rule 13a-15(e) and Rules 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). The evaluation included documentation, review, enquiries and other procedures considered appropriate in the circumstances. Based on that evaluation, the CEO and the CFO have concluded that the Company's disclosure controls and procedures were not effective as of March 31, 2025, due to the material weaknesses in the Company's internal control over financial reporting described further below.

However, giving full consideration to the material weaknesses described below, the Company has concluded that the Audited Consolidated Financial Statements present fairly, in all material respects, the Company's financial position, the results of its operations and its cash flows for each of the periods presented in accordance with IFRS. Management believes that its processes are well-structured to produce accurate financial information.

Internal Control over Financial Reporting

Both CSA National Instrument 52-109 and Rules 13a-15 and 15d-15 under the U.S. Exchange Act require the CEO and CFO to certify that they are responsible for establishing and maintaining internal control over financial reporting for the Company, and that those internal controls have been designed, subject to certain conditions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS; and that they have evaluated, or caused to be evaluated, the effectiveness of such internal controls and in this MD&A have disclosed their conclusions on the effectiveness of such controls, and for any material weakness, have disclosed a description of such weakness, the impact of such weakness on financial reporting and internal controls over financial reporting and plans for remediating such weakness.

The CEO and CFO have, using the framework and criteria established in "Internal Control — Integrated Framework (2013)" issued by COSO, evaluated the design and operating effectiveness of the Company's internal controls over financial reporting as of March 31, 2025. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

As at March 31, 2025, management determined that it did not maintain effective internal control over financial reporting due to the existence of the following: management identified a material weakness in ICFR related to the design and operating effectiveness of controls including evidence of review, and review procedures over the completeness and accuracy of information produced by the entity ("IPE") used in the execution of controls across different classes of transactions (including manually created spreadsheets and system-generated reports). In addition, management identified a material weakness related to the design and operating effectiveness of controls over information technology general controls ("ITGCs") for certain information systems and applications, specifically related to evidencing and maintaining sufficient documentation of user access review controls, which had an impact on downstream controls that depend on the information derived from the ITGCs. Finally, with respect to the EV customer settlement, management's initial conclusion under *IFRS 15 — Revenue from Contracts with Customers ("IFRS 15")* did not reflect the revenue portion of the EV customer settlement as a contract modification in the fourth quarter 2025 results.

These material weaknesses did not result in any restatement of the current or previously reported consolidated audited financial statements.

Management, including the CEO and CFO, do not expect that the Company's disclosure controls or internal controls over financial reporting will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met.

Ernst & Young LLP, an independent registered public accounting firm, who audited and reported on ATS' Financial Statements for the year ended March 31, 2025, has issued an attestation report on the Company's ICFR as of March 31, 2025. Their attestation report is included with ATS' Consolidated Financial Statements.

Remediation Plan For Material Weaknesses

In response to the material weaknesses, management, with oversight of the audit committee of the board of directors will: design and implement additional review and training procedures for control owners to enhance knowledge and understanding of IPE and the documentation requirements, particularly as it relates to information used in controls; design and implement specific control activities over the completeness and accuracy of IPE used in the execution of the Company's suite of controls; and design and implement specific review procedures over user access controls, including increasing the frequency of user access reviews. With respect to the EV matter, appropriate accounting of the transaction under IFRS 15 has been reflected in the Audited Consolidated Financial Statements. For clarity, in its MD&A, management has adjusted for this one-time event.

Management will continue to evaluate its ICFR and may take additional actions to remediate the material weaknesses or modify the remediation actions described above.

Changes In Internal Control Over Financial Reporting

During the year, the Company implemented policies and procedures designed to ensure its compliance with the Sarbanes-Oxley Act. Except for the remediation activities described above, there have been no other significant changes in the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to affect, internal control over financial reporting.

Limitation on Scope

Paxiom was acquired on July 24, 2024, and Heidolph was acquired on August 30, 2024. Paxiom earnings were consolidated from July 24, 2024, and Heidolph earnings were consolidated from August 30, 2024. Management has not fully completed its review of internal controls over financial reporting for these newly acquired organizations. Since the acquisitions occurred within the 365 days of the reporting period, management has limited the scope of design and subsequent evaluation of disclosure controls and procedures and internal controls over financial reporting, as permitted pursuant to both National Instrument 52-109 — *Certification of Disclosure in Issuer's Annual and Interim Filings and Rules* 13a-15 and 15d-15 under the U.S. Exchange Act. For the period covered by this MD&A, management has undertaken additional procedures to satisfy itself with respect to the accuracy and completeness of the acquired companies' financial information. The following summary of financial information pertains to the acquisitions that were included in ATS' Audited Consolidated Financial Statements.

(millions of dollars)

Revenue[1]	$ **74.2 million**
Net income[1,3]	$ **(4.8) million**
Current assets[2]	$ **74.2 million**
Non-current assets[2]	$ **195.9 million**
Current liabilities[2]	$ **44.8 million**
Non-current liabilities[2]	$ **56.8 million**

1 Results from July 24, 2024 to March 31, 2025
2 Balance sheet as at March 31, 2025
3 Net income includes items excluded from management's internal analysis of results, such as amortization expense of acquisition-related intangible assets, acquisition-related fair value adjustments to acquired inventories, finance costs, and certain other adjustments.

Risk Factors

Any investment in ATS will be subject to risks inherent to ATS' business. The following risk factors are discussed in the Company's Annual Information Form, which may be found on SEDAR+ at *www.sedarplus.com* and on EDGAR at *www.sec.gov*.

Macroeconomic, geopolitical and other risks

• International trade risk;

• Macroeconomic condition risk;

• Geopolitical disputes and conflicts, acts of war, terrorism, natural or other disasters, or other disruptive risks;

• Availability of raw materials and other manufacturing inputs risk;

Strategic risks

• Strategy execution risks;

• Acquisition risks;

• Technology and innovation risk;

• Artificial intelligence risk;

• New product and/or services market acceptance, obsolescence, and commercialization risk;

Operational risks

• Security breaches or disruptions of information technology systems risk;

• Pricing, quality, and delivery risk;

• First-time program and production risks;

• Expansion risks;

• Automation systems pricing risk;

• Revenue mix risk;

• Product, failure risks;

• Availability of human resources and dependence on key personnel risks;

• Restructuring and work stoppage risk;

- Regional energy shortages; price increases;
- Lengthy sales cycles and quarterly results variability risk;
- Dependence on performance of subsidiaries risk;
- Risks related to operations in China;

Commercial and customer related risks

- Competition risk;
- Customer concentration risk;
- Cumulative loss of several significant contracts risk;
- Other customer-related risks;
- Lack of long-term customer commitment risk;
- Industry consolidation risk;
- Volume risk;
- Risks associated with product businesses;

Other external risks

- Action of activists risks;
- Infectious disease, pandemic, or similar public health threat risks;
- Sustainability risk;

Liquidity, financial, legal and regulatory risks

- Liquidity, access to capital markets, and leverage risk;
- Restrictive covenants risk;
- Availability of performance and other guarantees from financial institutions risk;
- Litigation risk;
- Insurance coverage risk;
- Foreign exchange risk;
- Doing business in foreign countries risk;
- Legislative compliance risk;
- Environmental compliance risk;
- Canadian Corruption of Foreign Public Officials Act (CFPOA), United States Foreign Corrupt Practices Act (FCPA), and Anti-bribery laws risk;
- Intellectual property risks;
- Insolvency or financial distress of third parties risk;
- Impairment of intangible assets risk;
- Income and other taxes and uncertain tax liabilities risk;
- Internal controls risk;
- Cost of compliance risk;

Risks relating to owning securities

- Share price volatility risk and
- Foreign private issuer risk.

Forward-Looking Statements

This MD&A contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the value creation strategy; the Company's strategy to expand organically and through acquisition, and the expected benefits to be derived; the ABM; the development of the Company's digitalization capabilities; disciplined acquisitions; various market opportunities for ATS; expanding in emerging markets; conversion of opportunities into Order Bookings; the announcement of new Order Bookings and the anticipated timeline for delivery; potential impacts on the time to convert opportunities into Order Bookings; the Company's Order Backlog partially mitigating the impact of variable Order Bookings; the expected benefits where the Company engages with customers on enterprise-type solutions; the potential impact of the Company's approach to market and timing of customer decisions on Order Bookings, performance period, and timing of revenue recognition; the cash payment and the benefit of receiving such cash payment in the near term under the Agreement with the Company's EV customer; the impact of the Agreement on the financial position of the Company, including the expected improvement of net debt to pro forma adjusted EBITDA ratio upon receipt of the settlement amount from an EV customer; collection of payments from customers; expected benefits with respect to the Company's efforts to grow its product portfolio and after-sale service revenues; the ability of after-sales revenues and reoccurring revenues to provide some balance to customers' capital expenditure cycles; initiatives in furtherance of the Company's goal of improving its adjusted earnings from operations margin over the long term; the uncertainty of supply chain dynamics; the anticipated range of revenues for the following quarter; expectation of realization of cost and revenue synergies from integration of acquired businesses; non-cash working capital levels as a percentage of revenues in the short-term and the long-term; the expectation to continue investing in non-cash working capital to support growth; planned reorganization activities, including the reorganization activity implemented to reflect the expected decrease in demand for the Company's solutions in the EV space, and its ability to improve the cost structure of the Company, and the expected timing and cost of the reorganization activities; expectation in relation to meeting liquidity and funding requirements for investments; potential to use debt or equity financing to support strategic opportunities and growth strategy; underlying trends driving customer demand; potential impacts of variability in bookings caused by the timing and geographies of customer capital expenditure decisions on larger opportunities; the ability to achieve revenue growth organically and by identifying strategic acquisition opportunities; expected capital expenditures for fiscal 2026; the remediation plan for material weaknesses in the Company's internal control over financial reporting; the uncertainty and potential impact on the Company's business and operations due to the current macroeconomic environment including the impacts of inflation, uncertainty caused by the supply chain dynamics, interest rate changes, international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and regional conflicts; and the Company's belief with respect to the outcome or impact of any lawsuits, claims, counterclaims and contingencies.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS' business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Important risks, uncertainties, and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to: the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; risks related to the international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and any further escalation of such trade disputes; risks related to a recession, slowdown, and/or sustained downturn in the economy; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative weakness of the Canadian dollar; risks related to customer concentration; risks related to any customer disagreements; the risk that Company will not be able to realize the expected benefit of receiving a cash payment in the near term under the Agreement with the Company's EV customer; impact of factors such as increased pricing pressure, increased cost of energy and supplies, and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases or any epidemic or pandemic outbreak or resurgence, and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; the impacts of inflation, uncertainty caused by the supply chain dynamics, interest rate changes, international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and regional conflicts that have in the past and may in the future lead to significant price and trading fluctuations in the market price for securities in the stock markets, including the TSX and the NYSE; energy shortages and global price increases; inability to successfully expand organically or through acquisition, due to an inability to grow expertise, personnel, and/or facilities at required rates or to identify, negotiate and conclude one or more acquisitions; or to raise, through debt or equity, or otherwise have available, required capital; that the ABM is not effective in accomplishing its goals; that ATS is unable to expand in emerging markets, or is delayed in relation thereto, due to any number of reasons, including inability to effectively execute organic or inorganic expansion plans, focus on other business priorities, or local government regulations or delays; that the timing of completion of new Order Bookings is other than as expected due to various reasons, including schedule changes or the customer exercising any right to withdraw the Order Booking or to terminate the program in whole or in part prior to its completion, thereby preventing ATS from realizing on the full benefit of the program; that some or all of the sales funnel is not converted to Order Bookings due to competitive factors or failure to meet customer needs; that the market opportunities ATS anticipates do not materialize or that ATS is unable to exploit such opportunities; failure to convert Order Backlog to revenue and/or variations in the amount of Order Backlog completed in any given quarter; timing of customer decisions related to large enterprise programs and potential for negative impact associated with any cancellations or non-performance in relation thereto; that the Company is not successful in growing its product portfolio and/or service offering or that expected benefits are not realized; that efforts to improve adjusted earnings from operations margin over long-term are unsuccessful, due to any number of reasons, including less than anticipated increase in after-sales service revenues or reduced margins attached to those revenues, inability to achieve lower costs through supply chain management, failure to develop, adopt internally, or have customers adopt, standardized platforms and technologies, inability to maintain current cost structure if revenues were to grow, and failure of ABM to impact margins; that after-sales or reoccurring revenues do not provide the expected balance to customers' expenditure cycles; that revenues are not in the expected range; that acquisitions made are not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits and synergies are not realized; non-cash working capital as a percentage of adjusted revenues operating at a level other than as expected due to reasons, including, the timing and nature of Order Bookings, the timing of payment milestones and payment terms in customer contracts, and delays in customer programs; that planned reorganization activity does not succeed in improving the cost structure of the Company, or is not completed at the cost or within the timelines expected, or at all; underlying trends driving customer demand will not materialize or have the impact expected; that capital expenditure targets are increased in the future or the Company experiences cost increases in relation thereto; risk that the ultimate outcome of lawsuits, claims, and contingencies give rise to material liabilities for which no provisions have been recorded; the consequence of activist initiatives on the business performance, results, or share price of the Company; the impact of analyst reports on price and trading volume of ATS' shares; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in ATS' Annual Information Form, which are available on the SEDAR+ at www.sedarplus.com and on the U.S. Securities Exchange Commission's EDGAR at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations, however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management's current plans, estimates, projections, beliefs and opinions, the future performance and results of the Company's business and operations; the ability of ATS to execute on its business objectives; the effectiveness of ABM in accomplishing its goals; the ability to successfully implement margin expansion initiative; management's assessment as to the project schedules across all customer contracts in Order Backlog, faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity; initiatives in furtherance of the Company's goal of improving its adjusted earnings from operations margin over the long term; the anticipated growth in the life sciences, food and beverage, consumer products, and energy markets; the ability to seek out, enter into and successfully integrate acquisitions; ongoing cost inflationary pressures and the Company's ability to respond to such inflationary pressures; the effects of foreign currency exchange rate fluctuations on its operations; the Company's competitive position in the industry; the Company's ability to adapt and develop solutions that keep pace with continuing changes in technology and customer needs; the ability to maintain mutually beneficial relationships with the Company's customers; due performance of the obligations under the Agreement; and general economic and political conditions, and global events, including any epidemic or pandemic outbreak or resurgence, and the international trade disputes sparked by tariffs and retaliatory tariffs or other non-tariff measures, and any further escalation of such trade disputes.

Forward-looking statements included in this MD&A are only provided to understand management's current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

Certain forward-looking information included herein may also constitute a "financial outlook" within the meaning of applicable securities laws. Financial outlook involves statements about ATS' prospective financial performance, financial position or cash flows that is based on and subject to the assumptions about future economic conditions and courses of action described above as well as management's assessment of project schedules across all customer contracts in Order Backlog, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity. Such assumptions are based on management's assessment of the relevant information currently available and any financial outlook included herein is provided for the purpose of helping readers understand management's current expectations and plans for the future as of the date hereof. The actual results of ATS' operations may vary from the amounts set forth in any financial outlook and such variances may be material. Readers are cautioned that reliance on any financial outlook may not be appropriate for other purposes or in other circumstances and that the risk factors described above and other factors may cause actual results to differ materially from any financial outlook.

Non-IFRS and Other Financial Measures

Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures to evaluate the performance of the Company.

The terms "EBITDA," "organic revenue," "adjusted net income," "adjusted earnings from operations," "adjusted revenues," "adjusted EBITDA," "pro forma adjusted EBITDA," "adjusted basic earnings per share," "adjusted income tax provision" and "free cash flow," are non-IFRS financial measures, "operating margin," "EBITDA margin," "adjusted earnings from operations margin," "adjusted EBITDA margin," "organic revenue growth," "non-cash working capital as a percentage of adjusted revenues," "net debt to pro forma adjusted EBITDA," and "adjusted effective tax rate" are non-IFRS ratios, and "reoccurring revenues," "custom integration and automation systems revenues," "products and equipment revenues," "service including spare parts revenues," "Order Bookings," "organic Order Bookings," "organic Order Bookings growth," "Order Backlog," and "book-to-bill ratio" are supplementary financial measures, all of which do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures presented by other companies. Such measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In addition, management uses "earnings from operations," which is an additional IFRS measure, to evaluate the performance of the Company. Earnings from operations is presented on the Company's consolidated statements of income as net income excluding income tax expense and net finance costs. Operating margin is an expression of the Company's earnings from operations as a percentage of adjusted revenues. EBITDA is defined as earnings from operations excluding depreciation and amortization. EBITDA margin is an expression of the Company's EBITDA as a percentage of adjusted revenues. Organic revenue is defined as adjusted revenues in the stated period excluding revenues from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic revenue growth compares the stated period organic revenue with the reported adjusted revenues of the comparable prior period. Adjusted earnings from operations is defined as earnings from operations before items excluded from management's internal analysis of operating results, such as amortization expense of acquisition-related intangible assets, acquisition-related transaction and integration costs, restructuring charges, legal settlement costs that arise outside of the ordinary course of business, the mark to market adjustment on stock-based compensation and certain other adjustments which would be non-recurring in nature ("adjustment items"). Adjusted earnings from operations margin is an expression of the Company's adjusted earnings from operations as a percentage of adjusted revenues. Adjusted revenues are defined as revenues before any adjustment items. Adjusted EBITDA is defined as adjusted earnings from operations excluding depreciation and amortization. Pro forma adjusted EBITDA is adjusted EBITDA on a pro forma basis to reflect full contribution from recent acquisitions." Adjusted EBITDA margin is an expression of the entity's adjusted EBITDA as a percentage of revenues. Adjusted basic earnings per share is defined as adjusted net income on a basic per share basis, where adjusted net income is defined as adjusted earnings from operations less net finance costs and income tax expense, plus tax effects of adjustment items and adjusted for other significant items of a non-recurring nature. Non-cash working capital as a percentage of adjusted revenues is defined as the sum of accounts receivable, contract assets, inventories, deposits, prepaids and other assets, less accounts payable, accrued liabilities, provisions and contract liabilities divided by the trailing two fiscal quarter adjusted revenues annualized. Adjusted income tax provision is defined as income tax provision including the tax impact of adjusting items and adjusting for one-time tax impacts from transactions in prior periods. Adjusted effective tax rate is adjusted income tax expressed as a percentage of pre-tax income. Free cash flow is defined as cash provided by operating activities less property, plant and equipment and intangible asset expenditures. Net debt to pro forma adjusted EBITDA is the ratio of the net debt of the Company (cash and cash equivalents less bank indebtedness, long-term debt, and lease liabilities) to the trailing twelve-month pro forma adjusted EBITDA. Reoccurring revenue for ATS is defined as adjusted revenues from ancillary products and services associated with equipment sales and revenue from customers who purchase non-customized ATS products at regular intervals. Custom integration and automation systems revenues are defined as adjusted revenues from end-to-end manufacturing solutions customized to customer needs. Products and equipment revenues are defined as adjusted revenues from modular or standardized equipment and other products. Services including spare parts revenues are defined as adjusted revenues from consulting, digital and other services, including aftermarket services and spares. Order Bookings represent new orders for the supply of automation systems, services and products that management believes are firm. Organic Order Bookings are defined as Order Bookings in the stated period excluding Order Bookings from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic Order Bookings growth compares the stated period organic Order Bookings with the reported Order Bookings of the comparable prior period. Order Backlog is the estimated unearned portion of revenues on customer contracts that are in process and have not been completed at the specified date. Book to bill ratio is a measure of Order Bookings compared to adjusted revenues.

Following amendments to ATS' RSU Plan in 2022 to provide the Company with the option for settlement in shares purchased in the open market and the creation of the employee benefit trust to facilitate such settlement, ATS began to account for equity-settled RSUs using the equity method of accounting. However, prior RSU grants which will be cash-settled and DSU grants which will be cash-settled are accounted for as described in the Company's annual consolidated financial statements and have volatility period over period based on the fluctuating price of ATS' common shares. Certain non-IFRS financial measures (adjusted EBITDA, net debt to pro forma adjusted EBITDA, adjusted earnings from operations and adjusted basic earnings per share) exclude the impact on stock-based compensation expense of the revaluation of DSUs and RSUs resulting specifically from the change in market price of the Company's common shares between periods. Management believes that this adjustment provides insight into the Company's performance, as share price volatility drives variability in the Company's stock-based compensation expense.

Operating margin, adjusted earnings from operations, adjusted revenues, EBITDA, EBITDA margin, adjusted EBITDA, pro forma adjusted EBITDA, and adjusted EBITDA margin are used by the Company to evaluate the performance of its operations. Management believes that earnings from operations is an important indicator in measuring the performance of the Company's operations on a pre-tax basis and without consideration as to how the Company finances its operations. Management believes that adjusted revenues, organic revenue and organic revenue growth, when considered with IFRS measures, allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic revenue growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Management believes that EBITDA and adjusted EBITDA are important indicators of the Company's ability to generate operating cash flows to fund continued investment in its operations. Management believes that adjusted earnings from operations, adjusted earnings from operations margin, adjusted EBITDA, adjusted net income and adjusted basic earnings per share are important measures to increase comparability of performance between periods. The adjustment items used by management to arrive at these metrics are not considered to be indicative of the business' ongoing operating performance. Management uses the measure "non-cash working capital as a percentage of adjusted revenues" to assess overall liquidity. Management uses adjusted effective tax rate to better evaluate actual tax impact on the financial performance of the Company. Free cash flow is used by the Company to measure cash flow from operations after investment in property, plant and equipment and intangible assets. Management uses net debt to pro forma adjusted EBITDA as a measurement of leverage of the Company. Reoccurring revenues, custom integration revenues, products and equipment revenues and service including spare parts revenues are used by the Company to understand the revenue portfolio of the Company. Order Bookings provide an indication of the Company's ability to secure new orders for work during a specified period, while Order Backlog provides a measure of the value of Order Bookings that have not been completed at a specified point in time. Both Order Bookings and Order Backlog are indicators of future revenues that the Company expects to generate based on contracts that management believes to be firm. Organic Order Bookings and organic Order Bookings growth allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic Order Bookings growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Book-to-bill ratio is used to measure the Company's ability and timeliness to convert Order Bookings into revenues. Management believes that ATS shareholders and potential investors in ATS use these additional IFRS measures and non-IFRS financial measures in making investment decisions and measuring operational results.

A reconciliation of (i) adjusted EBITDA and EBITDA to net income (loss), (ii) adjusted net income to net income (loss), (iii) adjusted basic earnings per share to basic earnings (loss) per share (iv) free cash flow to its IFRS measure components (vi) adjusted revenues to revenue and (vii) organic revenue to revenue, in each case for the three and twelve months ended March 31, 2025 and March 31, 2024, is contained in this MD&A (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). This MD&A also contains a reconciliation of (i) non-cash working capital as a percentage of adjusted revenues and (ii) net debt to their IFRS measure components, in each case at both March 31, 2025 and March 31, 2024 (see "Reconciliation of Non-IFRS Measures to IFRS Measures"). A reconciliation of adjusted earnings from operations to earnings (loss) from operations for the three and twelve months ended March 31, 2025 and March 31, 2024 is also contained in this MD&A (see "Earnings and Adjusted Earnings from Operations"). A reconciliation of Order Bookings and Order Backlog to total Company revenues for the three and twelve months ended March 31, 2025 and March 31, 2024 is also contained in this MD&A (see "Order Backlog Continuity").

Management's Annual Report on Internal Controls Over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company's financial reporting ("ICFR"). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal controls over financial reporting were not effective as of March 31, 2025. The details of this evaluation and conclusion are documented in the Company's Annual MD&A under the heading "Internal Control over Financial Reporting."

However, giving full consideration to the ICFR conclusion, Management has concluded that the Audited Consolidated Financial Statements present fairly, in all material respects, the Company's financial position, the results of its operations and its cash flows for each of the periods presented in accordance with International Financial Reporting Standards ("IFRS").

Andrew Hider
Chief Executive Officer

Ryan McLeod
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

ATS Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of ATS Corporation (the "Company") as of March 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 29, 2025 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimated costs to complete on long-term revenue construction contracts

Description of the Matter

The Company is involved in the design and build of custom-engineered automated manufacturing and test systems, which consist of long-term projects that can span from several months to several years. Revenue from these fixed-price construction contracts is recognized over time based on the percentage-of-completion method. This method is measured by reference to costs incurred to date as a percentage of the total estimated costs to complete a contract. The Company's policy for revenue recognition together with the related critical accounting estimates and judgments are described in notes 3 and 4 of the consolidated financial statements. The Company recognized $1,311,119 thousand of revenues on long-term construction contracts for the year ended March 31, 2025.

Auditing the Company's estimated costs to complete on fixed-price construction contracts that were open at period-end was complex due to the significant estimation uncertainty and judgment involved in evaluating the assumptions made by management in the creation of and subsequent updates to the estimated costs to complete analyses. The total estimated costs to complete a contract influences the timing of revenue and profit recognition and can have a material impact on the amount of revenue and profit recognized. The significant assumptions include those related to estimated future labour and materials costs. These assumptions are subjective due to the long-term and unique nature of many of the projects and are dependent on the status of the individual project as of the period-end date.

How We Addressed the Matter in Our Audit

To test the estimated costs to complete on open fixed-price construction contracts, our audit procedures included, among others, selecting a sample of open contracts and agreeing the key terms of contractual arrangements and change orders to management's contract analysis and revenue calculations. We inquired and evaluated the consistency of responses obtained from operational personnel across various levels of management regarding risks and uncertainties related to the completion of the contract, as well as the nature of the work yet to be completed and estimated costs to complete such work. We compared a sample of estimated labour and materials costs to complete used in the determination of revenue recognition to vendor quotes, purchase orders, contractual labour rates or actual costs incurred for comparable completed contracts. We compared the margin of open fixed-price construction contracts as at period-end to the estimate of margin at inception of the project as well as the actual prior year-end margin, when applicable, and investigated differences outside our expectation. We also assessed the adequacy of disclosures that describe the areas of judgement and estimation uncertainties involving revenue recognition for open fixed-price construction contracts.

Valuation of acquired intangible assets in Paxiom Group business combination

Description of the Matter

The Company completed the acquisition of Paxiom Group during the year ended March 31, 2025 as disclosed in note 5 of the consolidated financial statements. The total purchase price of the business combination was $146,438 thousand. The purchase price allocation included intangible assets comprised of technology, customer relationships and brands of $67,100 thousand as at the acquisition date. To value these assets, the Company used a discounted cash flow model.

Auditing the Company's accounting for its acquisition of Paxiom Group was complex due to the significant estimation uncertainty in the Company's determination of the fair value of identified intangible assets acquired. The significant estimation uncertainty was primarily due to the sensitivity of the respective fair values to underlying assumptions about the future performance of the acquired business. The significant assumptions used to estimate the value of the intangible assets include forecasted revenue growth rates, margin percentages, attrition rates, and discount rates. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

To test the estimated fair value of the technology, customer relationships and brand intangible assets, we performed audit procedures that included, among others, evaluating the Company's selection of the valuation methodology, evaluating the methods and significant assumptions used by management, and evaluating the completeness and accuracy of the underlying data supporting the significant assumptions and estimates. We assessed the appropriateness of forecasted revenue growth rates, margin percentages, and attrition rates used in the estimation of fair value of the intangible assets acquired by comparing to historical performance, similar acquisitions made by the Company, market data, and industry trends. We involved our valuation specialists to assist with our evaluation of the methodology used by the Company and significant assumptions included in the fair value estimates, including the attrition rates, revenue growth rates, margin percentages and discount rates, by comparing them to current industry and comparable company information.

/s/ Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants
We have served as the Company's auditor since 2009

Toronto, Canada
May 29, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

ATS Corporation

Opinion on Internal Control Over Financial Reporting

We have audited ATS Corporation's (the "Company") internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). In our opinion, because of the effect of the material weaknesses described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2025 based on the COSO criteria.

As indicated in the accompanying Management's Annual Report on Internal Controls over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Paxiom and Heidolph, which is included in the 2025 consolidated financial statements of the Company and constituted 6% and 10% of total and net assets, respectively, as of March 31 and 3% and 17% of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Paxiom and Heidolph.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment. Management has identified a material weakness with respect to: insufficient evidencing of review procedures performed; insufficient design and implementation of controls over completeness and accuracy of data used in the performance of controls; design and operating effectiveness of information technology controls over certain systems, including automated process level controls and manual controls that depend on the information derived; and, precision of internal controls associated with accounting for certain revenue arrangements under IFRS 15.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2025 and 2024 and the related consolidated statements of income (loss), comprehensive income, changes in equity and cash flows for the years ended March 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). The material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report dated May 29, 2025 which expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
May 29, 2025

Consolidated Statements of Financial Position

(in thousands of Canadian dollars)

As at March 31	Note	2025	2024
ASSETS	16		
Current assets			
Cash and cash equivalents		$ 225,947	$ 170,177
Accounts receivable	22	719,435	471,345
Income tax receivable		32,065	13,428
Contract assets	22	503,552	704,703
Inventories	6	320,172	295,880
Deposits, prepaids and other assets	7	104,179	98,161
		1,905,350	1,753,694
Non-current assets			
Property, plant and equipment	10	325,048	296,977
Right-of-use assets	8, 21	122,291	105,661
Long-term deposits	7	4,992	—
Other assets	9	7,062	18,416
Goodwill	11	1,394,576	1,228,600
Intangible assets	12, 21	758,531	679,547
Deferred income tax assets	18	104,022	5,904
		2,716,522	2,335,105
Total assets		$ 4,621,872	$ 4,088,799
LIABILITIES AND EQUITY			
Current liabilities			
Bank indebtedness	16	$ 27,271	$ 4,060
Accounts payable and accrued liabilities		665,109	604,488
Income tax payable		40,073	44,732
Contract liabilities	22	330,134	312,204
Provisions	14	29,960	35,978
Current portion of lease liabilities	8	32,694	27,571
Current portion of long-term debt	16	219	176
		1,125,460	1,029,209
Non-current liabilities			
Employee benefits	15	25,805	24,585
Long-term provisions	14	1,000	—
Long-term lease liabilities	8	96,699	83,808
Long-term debt	16	1,543,459	1,171,796
Deferred income tax liabilities	18	100,573	81,353
Other long-term liabilities	9	19,519	14,101
		1,787,055	1,375,643
Total liabilities		$ 2,912,515	$ 2,404,852
Commitments and contingencies	16, 20		
EQUITY			
Share capital	17	$ 842,015	$ 865,897
Contributed surplus		36,539	26,119
Accumulated other comprehensive income		166,855	64,155
Retained earnings		660,368	724,495
Equity attributable to shareholders		1,705,777	1,680,666
Non-controlling interests		3,580	3,281
Total equity		1,709,357	1,683,947
Total liabilities and equity		$ 4,621,872	$ 4,088,799

On behalf of the Board:

David McAusland
Director

Joanne S. Ferstman
Director

Consolidated Statements of Income (Loss)

(in thousands of Canadian dollars, except per share amounts)

Years ended March 31	Note	2025	2024
Revenues	21, 22	$ 2,533,288	$ 3,032,883
Operating costs and expenses			
Cost of revenues	23	1,886,641	2,177,379
Selling, general and administrative	23	604,241	503,533
Restructuring costs	14	23,972	22,790
Stock-based compensation	19	9,178	13,790
Earnings from operations		9,256	315,391
Net finance costs	24	92,194	68,704
Income (loss) before income taxes		(82,938)	246,687
Income tax expense (recovery)	18	(54,960)	52,506
Net income (loss)		$ (27,978)	$ 194,181
Attributable to			
Shareholders		$ (28,049)	$ 193,735
Non-controlling interests		71	446
		$ (27,978)	$ 194,181
Earnings (loss) per share attributable to shareholders			
Basic	25	$ (0.29)	$ 1.98
Diluted	25	$ (0.29)	$ 1.97

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income

(in thousands of Canadian dollars)

Years ended March 31	Note	2025	2024
Net income (loss)		$ (27,978)	$ 194,181
Other comprehensive income (loss):			
Items to be reclassified subsequently to net income (loss):			
Currency translation adjustment (net of income taxes of $nil)		122,614	(2,805)
Net unrealized gain (loss) on derivative financial instruments designated as cash flow hedges	13	(18,165)	5,364
Tax impact		4,555	(1,337)
Loss transferred to net income (loss) for derivatives designated as cash flow hedges	13	3,620	1,786
Tax impact		(924)	(438)
Cross-currency interest rate swap adjustment	13	(3,839)	1,016
Tax impact		960	(254)
Variable for fixed interest rate swap adjustment	13	(7,732)	732
Tax impact		1,933	(183)
Items that will not be reclassified subsequently to net income (loss):			
Actuarial losses on defined benefit pension plans	15	(133)	(561)
Tax impact		13	155
Other comprehensive income		102,902	3,475
Comprehensive income		$ 74,924	$ 197,656
Attributable to			
Shareholders		$ 74,531	$ 197,444
Non-controlling interests		393	212
		$ 74,924	$ 197,656

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Equity

(in thousands of Canadian dollars)

Year ended March 31, 2025	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity
Balance, as at March 31, 2024	$ 865,897	$ 26,119	$ 724,495	$ 48,635	$ 15,520	$ 64,155	$ 3,281	$ 1,683,947
Net income (loss)	–	–	(28,049)	–	–	–	71	(27,978)
Other comprehensive income (loss)	–	–	(120)	122,292	(19,592)	102,700	322	102,902
Total comprehensive income (loss)	–	–	(28,169)	122,292	(19,592)	102,700	393	74,924
Purchase of non-controlling interest	–	–	94	–	–	–	(94)	–
Stock-based compensation	–	10,564	–	–	–	–	–	10,564
Exercise of stock options	639	(144)	–	–	–	–	–	495
Common shares held in trust (note 19)	(14,690)	–	–	–	–	–	–	(14,690)
Repurchase of common shares (note 17)	(9,831)	–	(36,052)	–	–	–	–	(45,883)
Balance, as at March 31, 2025	$ 842,015	$ 36,539	$ 660,368	$ 170,927	$ (4,072)	$ 166,855	$ 3,580	$ 1,709,357

Year ended March 31, 2024	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity
Balance, as at March 31, 2023	$ 520,633	$ 15,468	$ 530,707	$ 51,206	$ 8,834	$ 60,040	$ 3,735	$ 1,130,583
Net income	–	–	193,735	–	–	–	446	194,181
Other comprehensive income (loss)	–	–	(406)	(2,571)	6,686	4,115	(234)	3,475
Total comprehensive income (loss)	–	–	193,329	(2,571)	6,686	4,115	212	197,656
Purchase of non-controlling interest	–	–	471	–	–	–	(666)	(195)
Stock-based compensation	–	11,253	–	–	–	–	–	11,253
Exercise of stock options	2,754	(602)	–	–	–	–	–	2,152
U.S. initial public offering	366,332	–	–	–	–	–	–	366,332
Common shares held in trust	(23,820)	–	–	–	–	–	–	(23,820)
Repurchase of common shares	(2)	–	(12)	–	–	–	–	(14)
Balance, as at March 31, 2024	$ 865,897	$ 26,119	$ 724,495	$ 48,635	$ 15,520	$ 64,155	$ 3,281	$ 1,683,947

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

Years ended March 31	Note	2025	2024
Operating activities			
Net income (loss)		$ (27,978)	$ 194,181
Items not involving cash			
Depreciation of property, plant and equipment	10	33,674	28,455
Amortization of right-of-use assets	8	33,824	29,656
Amortization of intangible assets	12	85,172	83,063
Deferred income taxes	18	(84,546)	(29,915)
Other items not involving cash		(16,971)	(20,277)
Stock-based compensation	19	10,564	11,253
Change in non-cash operating working capital	26	(7,968)	(275,636)
Cash flows provided by operating activities		$ 25,771	$ 20,780
Investing activities			
Acquisition of property, plant and equipment	10	$ (33,952)	$ (58,830)
Acquisition of intangible assets	12	(44,078)	(29,628)
Business acquisitions, net of cash acquired	5	(179,389)	(276,538)
Settlement of cross-currency interest rate swap instrument	9	(16,555)	—
Proceeds from disposal of property, plant and equipment		5,532	23,211
Cash flows used in investing activities		$ (268,442)	$ (341,785)
Financing activities			
Bank indebtedness		$ 22,478	$ (1,527)
Repayment of long-term debt		(573,777)	(798,378)
Proceeds from long-term debt		907,015	816,514
Settlement of cross-currency interest rate swap instrument	9	24,262	—
Proceeds from exercise of stock options		495	2,152
Proceeds from U.S. initial public offering, net of issuance fees	17	—	362,072
Purchase of non-controlling interest		—	(195)
Repurchase of common shares	17	(44,983)	(14)
Acquisition of shares held in trust	19	(14,690)	(23,820)
Principal lease payments		(30,519)	(26,080)
Cash flows provided by financing activities		$ 290,281	$ 330,724
Effect of exchange rate changes on cash and cash equivalents		8,160	591
Increase in cash and cash equivalents		55,770	10,310
Cash and cash equivalents, beginning of year		170,177	159,867
Cash and cash equivalents, end of year		$ 225,947	$ 170,177
Supplemental information			
Cash income taxes paid		$ 61,936	$ 49,511
Cash interest paid		$ 95,151	$ 68,526

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except per share amounts)

1. Corporate Information

ATS Corporation and its subsidiaries (collectively, "ATS" or the "Company") is an industry leader in planning, designing, building, commissioning and servicing automated manufacturing systems — including automation products and test solutions — for a broadly-diversified base of customers.

The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange under the ticker symbol "ATS" and is incorporated and domiciled in Ontario, Canada. The address of its registered office is 730 Fountain Street North, Cambridge, Ontario, Canada.

The annual audited consolidated financial statements of the Company for the year ended March 31, 2025 were authorized for issue by the Board of Directors (the "Board") on May 28, 2025.

2. Basis of Preparation

These consolidated financial statements were prepared on a historical cost basis, except for derivative instruments that have been measured at fair value. The annual audited consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest thousand, except where otherwise stated.

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are those entities where the Company directly or indirectly owns the majority of the voting power or can otherwise control the activities. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Non- controlling interests in the equity and results of the Company's subsidiaries are presented separately in the consolidated statements of income (loss) and within equity on the consolidated statements of financial position.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The Company's material subsidiaries are Automation Tooling Systems Enterprises GmbH, ATS Automation Holdings Limited, ATS Industrial Automation Inc., Automation Tooling Systems Enterprises Inc. and ATS Automation Tooling Systems GmbH. The Company has a 100% voting and equity securities interest in each of these corporations. All material intercompany balances, transactions, revenues and expenses and profits or losses, including dividends resulting from intercompany transactions, have been eliminated on consolidation.

3. Summary of Material Accounting Policies

(a) Business combinations and goodwill:

Business combinations are accounted for using the acquisition method. The cost of the acquisition is measured as the aggregate of the consideration transferred, measured at the acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the Company measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree's identifiable net assets. Acquisition costs are expensed as incurred.

When the Company acquires a business, it assesses the assets and liabilities assumed based upon the estimated fair values at the date of acquisition, except where specific exceptions are provided in IFRS 3 — Business Combinations ("IFRS 3"). The Company determines the fair value of the assets acquired and the liabilities assumed based on discounted cash flows, market information and information that is available to the Company.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes in the fair value of the contingent consideration that is deemed to be an asset or liability will be recognized in accordance with IFRS 9 — Financial Instruments ("IFRS 9") in consolidated statements of income (loss). If the contingent consideration is classified as equity, it will not be remeasured. Subsequent settlement is accounted for within equity. In instances where the contingent consideration does not fall within the scope of IFRS 9, it is measured in accordance with the appropriate IFRS standard.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net identifiable assets of the acquiree at the date of acquisition.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to cash-generating units ("CGUs") or groups of CGUs based on the level at which management monitors it. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.

Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative fair values of the operation disposed of and the portion of the CGU retained.

(b) Foreign currency:

Functional currency is the currency of the primary economic environment in which the subsidiary operates and is normally the currency in which the subsidiary generates and uses cash. Each subsidiary in the Company determines its own functional currency, and items included in the consolidated financial statements of each subsidiary are measured using that functional currency. The Company's functional and presentation currency is the Canadian dollar.

TRANSACTIONS

Foreign currency transactions are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at the reporting date. All differences are recorded in the consolidated statements of income (loss). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

TRANSLATION

The assets and liabilities of foreign operations are translated into Canadian dollars at period-end exchange rates, and their revenue and expense items are translated at exchange rates prevailing at the dates of the transactions. The resulting exchange differences are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the consolidated statements of income (loss).

(c) Revenue:

The Company recognizes revenue from construction contracts, the sale of goods, and by services rendered, in accordance with IFRS 15 — Revenue from Contracts with Customers ("IFRS 15"). Revenue is measured based on the consideration specified in a contract and the Company recognizes revenue when it transfers control of a product or provides a service to a customer. If the contract includes variable consideration, such as volume rebates, the Company only includes the amount in the transaction amount if it is measurable and highly probable to occur. With respect to incremental costs such as sales commissions incurred in obtaining a contract, the Company has elected to apply the practical expedient to expense these costs.

CONSTRUCTION CONTRACTS

A construction contract generally includes the design, manufacture and installation of new equipment for a customer's system. The Company generally considers a construction contract to contain one performance obligation. However, the Company may provide several distinct goods or services as part of a contract, in which case, the Company separates the contract into more than one performance obligation. If a contract is separated into more than one performance obligation, the total transaction price is allocated to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation.

The Company typically satisfies construction contract performance obligations over time; therefore, the Company recognizes revenue over time as the performance obligations are satisfied using the stage of completion method as described below:

•   The stage of completion of fixed price contracts is measured based on costs incurred, as a percentage of total costs anticipated on each contract.

•   The stage of completion of time and material contracts is measured using the right to invoice practical expedient — revenue is recognized at the contractual rates as labour hours are delivered and direct expenses are incurred.

Payment terms on fixed price contracts are normally based on set milestones outlined in the contract. Amounts received in advance of the associated contract work being performed are recorded as contract liabilities. Revenue is recognized without issuing an invoice and this entitlement to consideration is recognized as a reduction of the contract liability or as a contract asset. Payment terms on time and material contracts are normally based on a monthly billing cycle. When the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are eligible to be recovered. Provisions for estimated losses on incomplete contracts are made in the period that losses are determined.

SALE OF GOODS

Revenue related to the sale of goods is recognized at a point in time when the Company satisfies a performance obligation and control of the asset is transferred to the customer. In determining satisfaction of a performance obligation, the Company considers the terms of the contract, including shipping terms, and transfer of title and risk.

SERVICES RENDERED

A service contract can include modifications to existing customer equipment, maintenance services, training, line relocation, onsite support, field service, remote support and consulting services. The Company generally considers service contracts to contain one performance obligation, which is satisfied over time. Therefore, revenue is recognized over time, using the stage of completion method described below:

- The stage of completion of fixed price contracts to provide specified services at specific times is measured based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated on each contract.

- The stage of completion of fixed price contracts to provide an indeterminable number of services over a specified period of time is measured based on contract term elapsed as a percentage of the full contract term.

- The stage of completion of time and material contracts is measured using the right to invoice practical expedient — revenue is recognized at the contractual rates as labour hours are delivered and direct expenses are incurred.

Payment terms on service contracts are similar to construction contracts. Provisions for estimated losses on incomplete contracts are made in the period that losses are determined.

REVENUE-RELATED ASSETS AND LIABILITIES:

Trade receivables

A trade receivable represents the Company's right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Trade receivables are typically due upon issuance of an invoice. Payment terms on fixed price contracts are normally based on set milestones outlined in the contract. The ATS generally accepted payment terms (with regard to customer contracts) make it improbable that a significant financing component would exist in contracts with customers. If there is a variable consideration component to a contract, it is only included in the transaction price when it is highly probable that the consideration will result in revenue and can be reliably measured.

Contract assets

Contract assets represent the right to consideration in exchange for goods or services that have been transferred to a customer. These assets are transferred to accounts receivable when the right to receive the consideration becomes unconditional.

Contract liabilities

Contract liabilities represent the obligation to transfer goods and services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. Contract liabilities are recognized as revenue when the Company performs under the contract.

Unearned revenue

Unearned revenue relates to deposits or prepayments from customers for service and sale of goods contracts where revenue is earned at a point in time.

(d) Investment tax credits and government grants:

Investment tax credits are accounted for as a reduction in the cost of the related asset or expense where there is reasonable assurance that such credits will be realized. Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be met. When the grant relates to an expense item, it is deducted from the cost that it is intended to compensate. When the grant relates to an asset, it is deducted from the cost of the related asset. If a grant becomes repayable, the inception-to-date impact of the assistance previously recognized in income is reversed immediately in the period in which the assistance becomes repayable.

(e) Taxes:

CURRENT INCOME TAX

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the countries where the Company operates and generates taxable income. Current income tax related to items recognized directly in equity is also recognized in equity and not in the consolidated statements of income (loss). Management periodically evaluates positions taken in the tax filings with respect to situations in which applicable tax regulations are subject to interpretation, and establishes provisions where appropriate.

DEFERRED INCOME TAX

Deferred income tax is provided using the liability method on temporary differences at the reporting date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset will be realized or the liability will be settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

Deferred income taxes are recognized for all taxable temporary differences, except:

- When the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

- In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint operations, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax credits and unused tax losses can be utilized, except:

- When the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

- In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint operations, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that all or part of the deferred income tax asset will be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable the benefit will be recovered.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Deferred income tax related to items recognized outside profit or loss is also recognized outside profit or loss. Deferred income tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Income tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances existing at the acquisition date changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it occurs during the measurement period or in profit or loss.

Revenues, expenses and assets are recognized net of the amount of sales tax, except where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable. Receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of accounts receivable or accounts payable and accrued liabilities on the consolidated statements of financial position.

(f) Property, plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced at intervals, ATS derecognizes the replaced part and recognizes the new part with its own associated useful life and depreciation. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the consolidated statements of income (loss) as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings	25 to 40 years
Production equipment	3 to 10 years
Other equipment	3 to 10 years

Leasehold improvements are amortized over the shorter of the term of the related lease or their remaining useful life on a straight-line basis.

An item of property, plant and equipment or any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or eventual disposition. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of income (loss) when the asset is derecognized.

The assets' residual values, useful lives and methods of depreciation are reviewed on an annual basis or more frequently if required and adjusted prospectively, if appropriate.

(g) Leases:

At the inception of a contract, the Company determines whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an underlying asset for a period of time in exchange for consideration. The Company recognizes a right-of-use ("ROU") asset and a lease liability on the date the leased asset is available for use by the Company (at the commencement of the lease).

RIGHT-OF-USE ASSETS

ROU assets are initially measured at cost, which is comprised of the initial amount of the lease liability, any initial direct costs incurred and an estimate of costs to dismantle, remove or restore the underlying asset or site on which it is located, less any lease payments made at or before the commencement date. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, a recognized ROU asset is depreciated using the straight-line method over the shorter of its estimated useful life or the lease term. The ROU asset may be adjusted for certain remeasurements of the lease liability and impairment losses.

LEASE LIABILITIES

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily available. The Company uses a single discount rate for a portfolio of leases with reasonably similar characteristics. Lease payments include fixed payments less any lease incentives, and any variable lease payments where variability depends on an index or rate. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payment of penalties for termination of a lease. Each lease payment is allocated between the repayment of the principal portion of the lease liability and the interest portion. The finance cost is charged to net finance costs in the consolidated statements of income (loss) over the lease period. Payments associated with short-term leases (lease term of 12 months or less) and leases of low-value assets are recognized on a straight-line basis as an expense in the consolidated statements of income (loss) as permitted by IFRS 16 — Leases ("IFRS 16").

The carrying amount of the lease liability is remeasured if there is a modification resulting in a change in the lease term, a change in the future lease payments, or a change in the Company's estimate of whether it will exercise a purchase, extension or termination option. If the lease liability is remeasured, a corresponding adjustment is made to the ROU asset.

As a practical expedient, IFRS 16 permits a lessee to not separate non-lease components, but instead account for any lease and associated non-lease components as a single arrangement. The Company has applied this practical expedient.

DETERMINING THE LEASE TERM OF CONTRACTS WITH RENEWAL OR TERMINATION OPTIONS

The lease term includes the non-cancellable term of the lease including extension and termination options if the Company is reasonably certain to exercise the option. The Company applies judgment in evaluating whether it is reasonably certain to exercise the options. All relevant factors that create an economic incentive for it to exercise the renewal are considered. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option.

(h) Borrowing costs:

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. All other borrowing costs are expensed in the period in which they occur.

(i) Intangible assets:

Acquired intangible assets are primarily software, customer relationships, brands and technologies. Intangible assets acquired separately are initially recorded at fair value and subsequently at cost less accumulated amortization and impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over their useful economic lives, ranging from 1 to 15 years, on a straight-line basis. Intangible assets with finite lives are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as a change in accounting estimate. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of income (loss) in the expense category consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized. The Company assesses the indefinite life at each reporting date to determine if there is an indication that an intangible asset may be impaired. If any indication exists, or when annual impairment testing for the intangible asset is required, the Company estimates the recoverable amount at the CGU level to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis. An asset is impaired when the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset's fair value less costs to sell or its value in use. Impairment losses relating to intangible assets are evaluated for potential reversals when events or changes in circumstances warrant such consideration.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of income (loss) when the asset is derecognized.

RESEARCH AND DEVELOPMENT EXPENDITURES

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset only when the following conditions are demonstrated:

• The technical feasibility of completing the intangible asset so that it will be available for use or sale;

• The Company's intention to complete and its ability to use or sell the intangible asset;

• How the asset will generate future economic benefits;

• The availability of resources to complete the intangible asset; and

• The ability to measure the expenditures reliably during development.

Following initial recognition of the development expenditure as an asset, the cost model is applied, requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. In the event that a product program for which costs have been deferred is modified or cancelled, the Company will assess the recoverability of the deferred costs and, if considered unrecoverable, will expense the costs in the period the assessment is made. Unamortized development costs are tested for impairment annually.

(j) Financial instruments:

RECOGNITION

Financial assets and financial liabilities are recognized on the consolidated statements of financial position when the Company becomes a party to the contractual provisions of the instrument.

CLASSIFICATION

The Company classifies its financial assets and financial liabilities in the following measurement categories: amortized cost, fair value through profit or loss ("FVTPL"), fair value through other comprehensive income ("FVTOCI"), or derivatives designated as a hedging instrument in an effective hedge. The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial assets are measured at amortized cost where the business model is to hold the financial asset to collect its contractual cash flows.

Financial liabilities are classified to be measured at amortized cost, derivatives designated as a hedging instrument in an effective hedge, or they are designated to be measured subsequently at FVTPL. For assets and liabilities measured at fair value, gains and losses are either recorded in profit or loss or other comprehensive income.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

The Company classifies and measures financial assets (excluding derivatives) on initial recognition as described below:

- Cash and cash equivalents and restricted cash are classified as and measured at amortized cost.

- Accounts receivable and contract assets are classified as and measured at amortized cost using the effective interest rate method, less any impairment allowance. Accounts receivable are held within a hold-to-collect business model. The Company does not factor or sell any of its trade receivables.

Accounts payable and accrued liabilities, contract liabilities, bank indebtedness, and long-term debt are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method.

MEASUREMENT

All financial instruments are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial instruments classified as amortized cost are included with the carrying value of such instruments. Transaction costs directly attributable to the acquisition of financial instruments classified as FVTPL are recognized immediately in profit or loss.

Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal amounts outstanding, are generally measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments are measured at fair value at the end of subsequent accounting periods, with changes recognized in profit or loss or other comprehensive income (irrevocable election at the time of recognition). Designation at FVTOCI is not permitted if the equity investment is held for trading. The cumulative fair value gain or loss will not be reclassified to profit or loss on the disposal of the investments.

DERECOGNITION

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement, and either the Company has transferred substantially all the risks and rewards of the asset, or ATS has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statements of income (loss).

IMPAIRMENT

The Company recognizes expected credit losses for trade receivables and contract assets based on the simplified approach under IFRS 9. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of recognizing the trade receivable and contract asset.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macroeconomic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost.

Customer credit risk is managed according to established policies, procedures and controls. Customer credit quality is assessed in line with credit rating criteria. Outstanding customer balances are monitored for evidence of customer financial difficulties including payment default and technical disputes on the contract. Significant balances are reviewed individually while smaller balances are grouped and assessed collectively. The Company considers the aging of past due receivables along with known project technical disputes a primary consideration in assessing credit risk.

The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement. A financial asset, is generally considered in default if observable internal or external data indicates a measurable decrease in expected cash flows that the Company is expected to receive, including the existence of a technical dispute.

Financial assets are written off when there is no reasonable expectation of recovery. Trade receivables and contract assets are reviewed on a case-by-case basis to determine whether they are impaired. Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Trade receivables and contract assets are reviewed qualitatively on a case-by-case basis to determine whether they need to be written off. An allowance is set up to reduce the financial asset balance to its estimated realizable value when the amount is not considered to be collectible in full. Once it is confirmed that the reserved amount is uncollectible, the amount may be written off and removed from the financial asset and reserve. Where trade receivables and contract assets have been written off, the Company continues to engage to recover the financial asset. Where recoveries are made, these are recognized in the consolidated statements of income (loss).

There has been no change to the estimation techniques or significant assumptions used in the impairment of financial instruments policy.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company primarily applies the market approach for recurring fair value measurements. Three levels of inputs may be used to measure fair value:

Level 1 — unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 — inputs other than quoted prices included in Level 1 that are observable or can be corroborated by observable market data

Level 3 — unobservable inputs that are supported by no market activity

(k) Derivative financial instruments and hedge accounting:

The Company may use derivative financial instruments such as forward foreign exchange contracts and cross-currency interest rate swaps to hedge its foreign currency risk. The Company designates certain derivative financial instruments as either fair value hedges, cash flow hedges or hedges of net investments in foreign operations.

Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated. At the inception of the hedging relationship, the Company documents the economic relationship between the hedging instrument and the hedged item including whether the hedging instrument is expected to offset changes in cash flows of hedged items. At the inception of each hedging relationship, the Company documents its risk management objective, its strategy for undertaking various hedge transactions and how the Company will assess the hedging instrument's effectiveness in offsetting changes in fair value or cash flows of the hedged item attributable to the hedged risk. The hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine whether they have actually been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the criteria for hedge accounting are accounted for as follows:

CASH FLOW HEDGES

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow reserve, while any ineffective portion is recognized immediately in the consolidated statements of income (loss).

Amounts recognized in other comprehensive income and accumulated in equity are transferred to the consolidated statements of income (loss) when the hedged item is recognized in profit or loss. These earnings are included within the same line of the consolidated statements of income (loss) as the hedged item.

If the forecasted transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in equity is transferred to the consolidated statements of income (loss). If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecasted transaction or firm commitment affects profit or loss.

The Company uses forward foreign exchange contracts as hedges of its exposure to foreign currency risk on anticipated revenues or costs, and cross-currency interest rate swap contracts as hedges of its exposure related to its U.S. senior unsecured notes (the "U.S. Senior Notes"). The Company may use interest rate swap contracts to reduce its exposure to floating interest rates.

HEDGES OF NET INVESTMENTS

Hedges of net investments in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument related to the effective portion of the hedge are recognized in other comprehensive income while any gains or losses related to the ineffective portion are recognized in the consolidated statements of income (loss). On disposal of the foreign operation, the cumulative value of any such gains or losses recorded in equity is transferred to the consolidated statements of income (loss). The Company uses cross-currency interest rate swap contracts as a hedge of its exposure to foreign exchange risk on its investments in foreign subsidiaries.

(l) Inventories:

Inventories are stated at the lower of cost and net realizable value on weighted average basis. The cost of raw materials includes purchase cost and costs incurred in bringing each product to its present location and condition. The cost of work in progress and finished goods includes cost of raw materials, labour and related manufacturing overhead, excluding borrowing costs, based on normal operating capacity. Cost of inventories includes the transfer from equity of gains and losses on qualifying cash flow hedges in respect of the purchase of raw materials. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Impairment losses, including impairment on inventories, are recognized in the consolidated statements of income (loss) in those expense categories consistent with the function of the impaired asset.

(m) Impairment of non-financial assets:

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or CGU's fair value less costs to sell and its value in use. It is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, or other available fair value indicators.

(n) Provisions:

Provisions are recognized when: the Company has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statements of income (loss) net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

WARRANTY PROVISIONS

Provisions for warranty-related costs are recognized when the product is sold or the service is provided. Initial recognition is based on historical experience and specific known risks. The initial estimate of warranty-related costs is reviewed at the end of each reporting period and adjusted to reflect the current experience rate.

RESTRUCTURING PROVISIONS

Restructuring provisions are only recognized when general recognition criteria for provisions are fulfilled. Additionally, the Company needs to have in place a detailed formal plan about the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs and the appropriate timeline. The people affected have a valid expectation that the restructuring is being carried out or the implementation has been initiated already.

(o) Employee benefits:

The Company operates pension plans in accordance with the applicable laws and regulations in the respective countries in which the Company conducts business. The pension benefits are provided through defined benefit and defined contribution plans. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit method, pro-rated on length of service and management's best estimate assumptions to value its pensions using a measurement date of March 31. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur in other comprehensive income. Net interest is calculated by applying the discount rate to the net defined benefit liability or asset and is recognized in selling, general and administrative expenses in the consolidated statements of income (loss). The past service costs are recognized immediately in profit or loss as an expense.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using the current interest rate at the reporting date on high-quality fixed-income investments with maturities that match the expected maturities of the obligation, less the fair value of plan assets out of which the obligations are to be settled. Plan assets are assets that are held by a long-term employee benefit fund or qualifying insurance policies. Fair value is based on market price information, and in the case of quoted securities, it is the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service costs and actuarial gains and losses not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

The accounting method for other long-term employee benefit plans is similar to the method used for defined benefit plans, except that all actuarial gains and losses are recognized immediately in the consolidated statements of income (loss).

(p) Stock-based payments:

The Company operates both equity-settled and cash-settled stock-based compensation plans under which the entity receives services from employees and the Board of Directors, as consideration for equity instruments of the Company or cash payments.

For equity-settled plans, the fair value determined at the grant date is expensed on a proportionate basis consistent with the vesting features of each grant and incorporates an estimate of the number of equity instruments that will ultimately vest. The total amount to be expensed is determined by reference to the fair value of the stock options or restricted share units granted, excluding the impact of any non-market service and performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period).

At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest based on the non-market vesting conditions. The impact of the revision of the original estimates, if any, is recognized in the consolidated statements of income (loss) with a corresponding adjustment to equity. The proceeds received are credited to share capital when the units are exercised.

For cash-settled plans, the expense is determined based on the fair value of the liability incurred at each award date and at each subsequent consolidated statement of financial position date until the award is settled. The fair value of the liability is measured by applying quoted market prices. Changes in fair value are recognized in the consolidated statements of income (loss) in stock-based compensation expense.

(q) Standards adopted in fiscal 2025:

The following amendments to accounting standards were adopted by the Company during fiscal 2025:

(i) Amendments to IAS 1 – *Presentation of Financial Statements*

The IASB clarified the classification of liabilities as current or non-current based on the existence of a right to defer settlement at the reporting date. The classification of a liability remains unaffected by the intentions or expectations of the entity to exercise its right to defer settlement, or its ability to settle early.

The IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Future covenants do not affect classification, however, if there is a future covenant on a non-current liability, entities are required to disclose information regarding the risk that those liabilities could become repayable within 12 months after the reporting date.

The Company adopted these amendments on April 1, 2024 and the adoption did not have an impact on the Company's annual audited consolidated financial statements.

(r) Standards issued but not yet effective:

A number of new standards and amendments to standards have been issued but are not yet effective for the financial year ended March 31, 2025, and accordingly, have not been applied in preparing these consolidated financial statements. The Company reasonably expects the following standard to be applicable at a future date:

(i) Issuance of IFRS 18 – *Presentation and Disclosure in Financial Statements*

On April 9, 2024, the IASB issued IFRS 18, which will replace IAS 1 for reporting periods beginning on or after January 1, 2027. The new standard aims to improve comparability and transparency of communication in financial statements. The requirements include required totals, subtotals and new categories in the consolidated statements of income; disclosure of management-defined performance measures and guidance on aggregation and disaggregation. Retrospective application is required in both annual and interim financial statements. The Company is in the process of reviewing the new standard to determine the impact on its consolidated financial statements. IFRS 18 will be adopted for the financial year ending March 31, 2028.

(ii) Annual Improvements to IFRS Accounting Standards – *Volume 11*

In July 2024, the IASB issued Volume 11 of the Annual Improvements to IFRS Accounting Standards, which will be effective from January 1, 2026. These improvements are intended to clarify the wording in accounting standards or to correct minor unintended consequences, oversights, or conflicts between the requirements of the standards. As part of this process, the IASB has amended five standards. Adoption of these amendments is not expected to have a significant impact on the Company's Consolidated Financial Statements.

4. Critical Accounting Estimates and Assumptions

The preparation of the Company's annual audited consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. However, uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The Company based its estimates, judgments and assumptions on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates when they occur.

The following are the critical judgments, estimates and assumptions that have been made in applying the Company's accounting policies and that have the most significant effect on the amounts in the consolidated financial statements:

(a) Revenue recognition and contracts in progress:

Revenues from construction contracts are recognized on a percentage of completion basis as outlined in note 3(c) "Revenue." In applying the accounting policy on construction contracts, judgment is required in determining the estimated costs to complete a contract. These factors are reviewed at each reporting period and by their nature may give rise to income volatility.

(b) Fair value measurement:

Acquisitions that meet the definition of a business combination require the Company to recognize the assets acquired and liabilities assumed at their fair value on the date of the acquisition. The calculation of fair value of the assets and liabilities may require the use of estimates and assumptions, based on discounted cash flows, market information and using independent valuations and management's best estimates.

(c) Impairment of non-financial assets:

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The value in use calculation is based on forecasted discounted cash flows. The recoverable amount is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and growth rates used. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed in note 12.

(d) Income taxes:

Income tax assets and liabilities are measured at the amount that is expected to be realized or incurred upon ultimate settlement with taxation authorities. Such assessments are based upon the applicable income tax legislation, regulations and interpretations, all of which may be subject to change and interpretation. Investment tax credit assets, disclosed in note 18, are recognized as a reduction of the related expenses in the year in which the expenses are incurred, provided there is reasonable assurance that the credits will be realized. Management has made estimates and assumptions in determining the expenditures eligible for the investment tax credits claim and the amount could be materially different from the recorded amount upon review by the government. Deferred income tax assets, disclosed in note 18, are recognized to the extent that it is probable that taxable income will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred income tax assets that can be recognized based upon the likely timing and level of future taxable income together with future tax planning strategies.

If the assessment of the Company's ability to utilize the deferred income tax asset changes, the Company would be required to recognize more or fewer deferred income tax assets, which would increase or decrease income tax expense in the period in which this is determined. The Company establishes provisions based on reasonable estimates for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous taxation audits and differing interpretations of tax regulations by the taxable entity and the respective tax authority. These provisions for uncertain tax positions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all the relevant factors. The Company reviews the adequacy of these provisions at each quarter; however, it is possible that at some future date an additional liability could result from audits by the taxation authorities. Where the final tax outcome of these matters is different from the amount initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

(e) Employee benefits:

The cost of defined benefit pension plans, the cost of other long-term employee benefit plans and the present value of the pension obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

In determining the appropriate discount rate, management considers the interest rates of corporate bonds in the respective currency, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country.

Further details about the assumptions used are provided in note 15.

(f) Tariffs:

The United States has announced tariffs on various jurisdictions globally, which have been met with reciprocal responses from the countries impacted. The impact of the tariffs on the Company's financial condition, cash flows and operations is uncertain. Management will continue to monitor and assess the impact of the tariffs on its judgements, estimates, and amounts recognized in these consolidated financial statements.

5. Acquisitions

(a) Current year acquisitions

(i) On July 24, 2024, the Company acquired 100% of the shares of Paxiom Group ("Paxiom"), a provider of primary, secondary, and end-of-line packaging machines in the food and beverage, cannabis, and pharmaceutical industries. The total purchase price paid upon finalization of working capital adjustments was $146,438.

Cash used in investing activities was determined as follows:

Cash consideration	$ 146,438
Less: cash acquired	(9,923)
	$ 136,515

The allocation of the purchase price at fair value is as follows:

Purchase price allocation

Cash	$ 9,923
Other current assets	18,945
Property, plant and equipment	1,588
Right-of-use assets	11,562
Intangible assets with a definite life	
Technology	10,200
Customer relationships	44,700
Other	1,694
Intangible assets with an indefinite life	
Brands	12,200
Current liabilities	(17,745)
Other long-term liabilities	(10,438)
Deferred tax liability	(15,160)
Net identifiable assets	$ 67,469
Residual purchase price allocated to goodwill	78,969
Purchase consideration	$ 146,438

Current assets include accounts receivable of $5,328, representing the fair value of accounts receivable expected to be collected.

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. The fair value of the assets acquired and the liabilities assumed have been determined on a provisional basis based on information that is currently available to the Company. Final valuations of certain assets including intangible assets and property, plant, and equipment, are not yet complete due to inherent complexity associated with valuations. Specifically, a third-party valuation has not been finalized. Therefore, the purchase price allocation is preliminary and is subject to adjustment upon completion of the valuation process and analysis of resulting tax effects.

The primary factors contributing to the recognition of goodwill include the acquired workforce, access to new market growth opportunities, and the strategic value to the Company's growth plan.

Approximately 80% of the amounts assigned to intangible assets and 87% of the amounts assigned to goodwill are not expected to be tax-deductible. This acquisition was accounted for as a business combination, with the Company acquiring Paxiom using the purchase method of accounting as of July 24, 2024. From the acquisition date to March 31, 2025, Paxiom contributed approximately $31,458 in revenue and incurred a net loss of $3,501. If Paxiom had been acquired at the beginning of ATS' fiscal year (April 1, 2024), the Company estimates that the combined entity's revenues and net income for the year ended March 31, 2025 would have been approximately $15,729 higher and $1,750 lower, respectively.

(ii) On August 30, 2024, the Company acquired all material assets from Heidolph Instruments GmbH & Co. KG and Hans Heidolph GmbH ("Heidolph"), a leading manufacturer of premium lab equipment for the life sciences and pharmaceutical industries. This acquisition was accounted for as a business combination with the Company as the acquirer, since Heidolph meets the definition of a business under IFRS 3. The total purchase price was $45,064 (30,252 Euros).

Cash used in investing activities was determined as follows:

Cash consideration	$ 45,064
Less: cash acquired	(2,190)
	$ 42,874

The allocation of the purchase price at fair value is as follows:

Purchase price allocation

Cash	$ 2,190
Other current assets	17,645
Property, plant and equipment	18,014
Right-of-use assets	3,204
Intangible assets with a definite life	
Customer relationships	1,043
Other	297
Intangible assets with an indefinite life	
Brands	4,841
Current liabilities	(5,455)
Other long-term liabilities	(3,204)
Deferred tax liability	(15,160)
Net identifiable assets	$ 38,575
Residual purchase price allocated to goodwill	6,489
Purchase consideration	$ 45,064

Current assets include accounts receivable of $2,087, representing the fair value of accounts receivable expected to be collected.

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. The fair value of the assets acquired and the liabilities assumed have been determined on a provisional basis based on information that is currently available to the Company. Final valuations of certain assets including intangible assets and property, plant, and equipment, are not yet complete due to inherent complexity associated with valuations. Specifically, a third-party valuation has not been finalized. Therefore, the purchase price allocation is preliminary and is subject to adjustment upon completion of the valuation process and analysis of resulting tax effects.

The primary factors contributing to the recognition of goodwill include the acquired workforce and adjacent strategic capabilities, which will complement existing ATS businesses to provide comprehensive laboratory solutions. The amounts assigned to goodwill and intangible assets are expected to be 100% tax-deductible. This acquisition was accounted for as a business combination, with the Company acquiring Heidolph using the purchase method of accounting as of August 30, 2024. From the acquisition date to March 31, 2025, Heidolph contributed approximately $42,733 in revenue and incurred a net loss of $442. If Heidolph had been acquired at the beginning of ATS' fiscal year (April 1, 2024), the Company estimates that the combined entity's revenues and net income for the year ended March 31, 2025 would have been approximately $30,524 higher and $315 lower, respectively.

(b) Prior year acquisitions

(i) On January 1, 2024, the Company completed its acquisition of 100% of the shares of IT.ACA Engineering S.r.l. ("ITACA"), an Italian automation system integrator. The total purchase price paid upon finalization of working capital adjustments was $12,444 (8,507 Euros). The purchase price includes deferred consideration of $7,631 (5,217 Euros) to be paid within 36 months of the acquisition date.

(ii) On November 16, 2023, the Company completed its acquisition of 100% of the shares of Avidity Science, LLC ("Avidity"), a designer and manufacturer of automated water purification solutions for biomedical and life science applications. The total purchase price paid upon finalization of post-closing adjustments was $267,649 ($195,471 U.S.).

(iii) On July 3, 2023, the Company completed its acquisition of 100% of the shares of Odyssey Validation Consultants Limited ("Odyssey"), an Ireland-based provider of digitalization solutions for the life sciences industry. The total purchase price was $5,636 (3,898 Euros).

(iv) On June 30, 2023, the Company completed its acquisition of 100% of the shares of Yazzoom B.V. ("Yazzoom"), a Belgium-based provider of artificial intelligence and machine learning based tools for industrial production. The total purchase price paid was $5,283 (3,655 Euros).

Cash used in investing activities for the four prior year acquisitions was determined as follows:

Cash consideration	$ 146,438
Less: cash acquired	(9,923)
	$ 136,515

The allocation of the purchase price at fair value for the four acquisitions was as follows:

Purchase price allocation

Cash	$ 9,923
Other current assets	18,945
Property, plant and equipment	1,588
Right-of-use assets	11,562
Intangible assets with a definite life	
Technology	10,200
Brands	44,700
Customer relationships	1,694
Other	
Intangible assets with an indefinite life	12,200
Brands	(17,745)
Current liabilities	(10,438)
Other long-term liabilities	(15,160)
Deferred tax liability	$ 67,469
Net identifiable assets	78,969
Residual purchase price allocated to goodwill	$ 146,438
Purchase consideration	$ 291,012

Current assets include accounts receivable of $21,140, representing the fair value of accounts receivable expected to be collected.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The primary factors that contributed to a residual purchase price that resulted in the recognition of goodwill are: the acquired workforce, access to growth opportunities in new markets and with existing customers, and the combined strategic value to the Company's growth plan. The amounts assigned to goodwill and intangible assets for Odyssey, Yazoom, and ITACA are not expected to be deductible for tax purposes. Of the amounts assigned to goodwill and intangible assets for Avidity, approximately 17% of the aggregate are not expected to be deductible for tax purposes. These acquisitions were accounted for as business combinations with the Company as the acquirer of Yazzoom, Odyssey, Avidity and ITACA. The purchase method of accounting was used with an acquisition date of June 30, 2023 for Yazzoom, July 3, 2023 for Odyssey, November 16, 2023 for Avidity, and January 1, 2024 for ITACA.

6. Inventories

As at	March 31, 2025	March 31, 2024
Raw materials	$ 145,110	$ 153,433
Work in progress	105,836	98,245
Finished goods	69,226	44,202
	$ 320,172	$ 295,880

The amount charged to net income (loss) and included in cost of revenues for the write-down of inventories for valuation issues during the year ended March 31, 2025 was $5,021 (March 31, 2024 — $15,980). The amount of inventories carried at net realizable value as at March 31, 2025 was $8,035 (March 31, 2024 — $6,904). For the year ended March 31, 2025, the Company recognized expense related to cost of inventories of $795,706 (March 31, 2024 — $1,024,143) in cost of revenues in the consolidated statements of income (loss).

7. Deposits, Prepaids and Other Assets

As at	March 31, 2025	March 31, 2024
Prepaid assets	$ 41,208	$ 38,046
Restricted cash [i]	784	—
Supplier deposits [ii]	33,429	35,686
Investment tax credit receivable	24,463	19,379
Current portion of cross-currency interest rate swap instrument	2,597	—
Forward foreign exchange contracts	1,698	5,050
	$ 104,179	$ 98,161

(i) Restricted cash primarily consists of a pledged account for post-employment benefit payments.

(ii) As at March 31, 2025, the long-term portion of deposits was $4,992 (March 31, 2024 — $nil) which is recorded in long-term deposits in the consolidated statements of financial position.

8. Right-Of-Use Assets and Lease Liabilities

Changes in the net balance of right-of-use assets during the years ended March 31, 2025 and March 31, 2024 were as follows:

	Note	Buildings	Vehicles and equipment	Total
Balance, at March 31, 2023		$ 79,880	$ 14,332	$ 94,212
Additions		25,411	12,567	37,978
Amortization		(21,596)	(8,060)	(29,656)
Acquisition of subsidiaries		4,184	1,362	5,546
Exchange and other adjustments		(2,291)	(128)	(2,419)
Balance, at March 31, 2024		$ 85,588	$ 20,073	$ 105,661
Additions		17,577	11,463	29,040
Amortization		(24,129)	(9,695)	(33,824)
Acquisition of subsidiaries	5	14,766	—	14,766
Exchange and other adjustments		5,000	1,648	6,648
Balance, at March 31, 2025		$ 98,802	$ 23,489	$ 122,291

Changes in the balance of lease liabilities during the years ended March 31, 2025 and March 31, 2024 were as follows:

	Note	2025	2024
Balance, at April 1		$ 111,379	$ 97,249
Additions		29,040	37,978
Interest		6,048	5,473
Payments		(36,567)	(31,553)
Acquisition of subsidiaries	5	14,766	6,560
Exchange and other adjustments		4,727	(4,328)
Balance, at March 31		$ 129,393	$ 111,379
Less: current portion		32,694	27,571
		$ 96,699	$ 83,808

The right-of-use assets and lease liabilities relate to leases of real estate properties, automobiles and other equipment. For the year ended March 31, 2025, the Company recognized an expense related to short-term and low-value leases of $4,077, in cost of revenues (March 31, 2024 — $4,450), and $2,409 (March 31, 2024 — $1,729) in selling, general and administrative expenses in the consolidated statements of income (loss).

The annual lease obligations for the next five years and thereafter are as follows:

As at	March 31, 2025
Less than one year	$ 36,598
One – two years	29,694
Two – three years	20,683
Three – four years	16,785
Four – five years	13,951
Due in over five years	29,605
Total undiscounted lease liabilities	$ 147,316

The Company does not face a significant liquidity risk in regard to its lease obligations.

9. Other Assets and Liabilities

Other assets consist of the following:

As at	March 31, 2025	March 31, 2024
Cross-currency interest rate swap instrument [(i), (iii)]	$ 1,342	$ 17,204
Variable for fixed interest rate swap instruments [(ii)]	—	1,198
Long-term investment tax credits [(v)]	5,705	—
Other	15	14
Total	$ 7,062	$ 18,416

Other long-term liabilities consist of the following:

As at	March 31, 2025	March 31, 2024
Cross-currency interest rate swap instrument [(i)]	$ 10,131	$ 14,101
Variable for fixed interest rate swap instrument [(ii)]	6,534	—
Long-term forward foreign exchange contracts [(iv)]	2,854	—
Total	$ 19,519	$ 14,101

(i) On December 5, 2024, the Company settled the cross-currency interest rate swap instrument to swap U.S. $175,000 into Canadian dollars that was maturing on December 15, 2025. The Company received interest of 4.125% U.S. per annum and paid interest of 4.169% Canadian. The Company also settled the cross-currency interest rate swap instrument to swap 161,142 Euros into Canadian dollars that was maturing on December 15, 2025. The Company received interest of 4.169% Canadian per annum and paid interest of 2.351% Euros. The Company received $7,707 to settle the cross-currency swaps, of which $16,555 was recorded as cash paid in investing activities (portion related to Euro-denominated net investment hedge) and $24,262 was recorded as cash received in financing activities (portion related to foreign currency Senior Note hedge) in the consolidated statements of cash flows.

On December 5, 2024, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175,000 into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 3.128% Canadian. The terms of the hedging instrument will end on December 15, 2027.

The Company also entered into a cross-currency interest rate swap instrument on December 5, 2024 to swap 165,328 Euros into Canadian dollars to hedge the net investment in European operations. The Company will receive interest of 3.128% Canadian per annum and pay interest of 2.645% Euros. The terms of the hedging relationship will end on December 15, 2027.

(ii) Effective November 4, 2022, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.241% interest rate. The terms of the hedging instrument ended on November 4, 2024.

On November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.044% interest rate for the period November 4, 2024 to November 4, 2026.

(iii) Current portion of the cross-currency interest rate swap instrument is recorded in deposits, prepaids and other assets, on the consolidated statements of financial position.

(iv) Current portion of the forward foreign exchange contracts is recorded in accounts payable and accrued liabilities, on the consolidated statements of financial position.

(v) Current portion of the investment tax credits is recorded in deposits, prepaids and other assets, on the consolidated statements of financial position.

10. Property, Plant and Equipment

	Note	Land	Buildings and leaseholds	Production equipment	Other equipment	Total
Cost:						
Balance, at March 31, 2023		$ 36,601	$ 199,647	$ 42,838	$ 93,638	$ 372,724
Additions		4,400	30,559	7,248	16,623	58,830
Acquisition of subsidiaries		843	10,404	4,039	2,305	17,591
Disposals		(2,083)	(14,630)	(526)	(6,227)	(23,466)
Exchange and other adjustments (i)		(34)	245	865	(3,916)	(2,840)
Balance, at March 31, 2024		$ 39,727	$ 226,225	$ 54,464	$ 102,423	$ 422,839
Additions		1,498	9,139	7,445	15,870	33,952
Acquisition of subsidiaries	5	4,359	11,212	2,060	1,971	19,602
Disposals		—	(2,178)	(1,832)	(6,354)	(10,364)
Exchange and other adjustments (i)		3,482	9,080	5,168	(490)	17,240
Balance, at March 31, 2025		**$ 49,066**	**$ 253,478**	**$ 67,305**	**$ 113,420**	**$ 483,269**

	Land	Buildings and leaseholds	Production equipment	Other equipment	Total
Depreciation:					
Balance, at March 31, 2023	$ —	$ (44,290)	$ (15,522)	$ (49,793)	$ (109,605)
Depreciation expense	—	(9,344)	(7,070)	(12,041)	(28,455)
Disposals	—	7,114	111	5,979	13,204
Exchange and other adjustments (i)	—	(260)	(272)	(474)	(1,006)
Balance, at March 31, 2024	$ —	$ (46,780)	(22,753)	$ (56,329)	$ (125,862)
Depreciation expense	—	(12,627)	(8,293)	(12,754)	(33,674)
Disposals	—	579	1,301	5,813	7,693
Exchange and other adjustments (i)	—	(2,249)	(1,498)	(2,631)	(6,378)
Balance, at March 31, 2025	**$ —**	**$ (61,077)**	**$ (31,243)**	**$ (65,901)**	**$ (158,221)**
Net book value:					
At March 31, 2025	**$ 49,066**	**$ 192,401**	**$ 36,062**	**$ 47,519**	**$ 325,048**
At March 31, 2024	$ 39,727	$ 179,445	$ 31,711	$ 46,094	$ 296,977

(i) *Represents translation from the functional currency of the related foreign operations into Canadian dollars at the period-end exchange rate. The resulting exchange differences are recognized in the consolidated statements of comprehensive income.*

Included in building and leaseholds as at March 31, 2025 were $3,678 (March 31, 2024 — $34,725) assets that relate to the expansion and improvement of certain manufacturing facilities that have not been depreciated. Included in other equipment as at March 31, 2025 is $7,630 (March 31, 2024 — $8,548) of assets that are under construction and have not been depreciated.

11. Goodwill

The carrying amount of goodwill acquired through business combinations has been allocated to a group of CGUs that combine to form a single operating segment, ATS Corporation, as follows:

As at	Note	2025	2024
Balance, at April 1		$ 1,228,600	$ 1,118,262
Acquisition of subsidiaries	5	85,458	112,201
Exchange and other adjustments [(i)]		80,518	(1,863)
Balance, at March 31		$ 1,394,576	$ 1,228,600

(i) *Represents translation from the functional currency of the related foreign operations into Canadian dollars at the period-end exchange rate. The resulting exchange differences are recognized in the consolidated statements of comprehensive income.*

The Company performed its annual impairment test of goodwill in the fourth quarter. The recoverable amount of the group of CGUs is determined based on fair value less costs of disposal using a capitalized EBITDA approach. The approach requires management to estimate maintainable future EBITDA and capitalize this amount by rates of return which incorporate the specific risks and opportunities facing the business. EBITDA is defined as earnings from operations excluding depreciation and amortization ("EBITDA").

In determining a maintainable future EBITDA, historical operating results and year to date results for the current year, were compared to the budgeted results for the year ending March 31, 2026, as presented to and approved by the Board. Non-recurring and unusual items have been adjusted in order to normalize past EBITDA. Management selected capitalization rates in the range of 6.5% to 8.3% for the calculation of the reasonable range of capitalized EBITDA. These capitalization rates were based on EBITDA multiples which incorporate specific risks and opportunities facing the Company. The inputs used in the calculation are level three of the fair value hierarchy. As a result of the analysis, management did not identify impairment for this group of CGUs.

Management believes that any reasonable possible change in the key assumptions on which the recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the group of CGUs.

12. Intangible Assets

	Note	Development projects	Computer software, licenses and other	Technology	Customer relationships	Brands[(i)]	Total
Cost:							
Balance, at March 31, 2023		$ 68,222	$ 55,689	$ 278,510	$ 348,733	$ 171,035	$ 922,189
Additions		18,135	11,493	—	—	—	29,628
Acquisition of subsidiaries		1,170	1,639	48,920	57,379	29,183	138,291
Disposals		(635)	(2,641)	—	—	—	(3,276)
Exchange and other adjustments [(ii)]		(6,525)	3,476	(12,174)	(60,794)	(390)	(76,407)
Balance, at March 31, 2024		$ 80,367	$ 69,656	$ 315,256	$ 345,318	$ 199,828	$ 1,010,425
Additions		32,826	10,391	116	—	745	44,078
Acquisition of subsidiaries	5	—	1,991	10,200	45,743	17,041	74,975
Disposals		(723)	(1,843)	—	(164)	—	(2,730)
Exchange and other adjustments [(ii)]		16,356	2,519	20,334	(96,261)	10,411	(46,641)
Balance, at March 31, 2025		$ 128,826	$ 82,714	$ 345,906	$ 294,636	$ 228,025	$ 1,080,107

	Development projects	Computer software, licenses and other	Technology	Customer relationships	Brands[i]	Total
Amortization:						
Balance, at March 31, 2023	$ (27,755)	$ (34,878)	$ (79,670)	$ (183,729)	$ (2,947)	$ (328,979)
Amortization	(6,493)	(12,364)	(31,172)	(29,547)	(3,487)	(83,063)
Disposals	13	2,594	—	—	—	2,607
Exchange and other adjustments [ii]	190	6,563	11,478	60,303	23	78,557
Balance, at March 31, 2024	$ (34,045)	$ (38,085)	$ (99,364)	$ (152,973)	$ (6,411)	$ (330,878)
Amortization	(9,135)	(11,431)	(32,616)	(29,065)	(2,925)	(85,172)
Disposals	723	1,843	—	164	—	2,730
Exchange and other adjustments [ii]	(9,259)	(1,308)	(7,818)	107,785	2,344	91,744
Balance, at March 31, 2025	**$ (51,716)**	**$ (48,981)**	**$ (139,798)**	**$ (74,089)**	**$ (6,992)**	**$ (321,576)**
Net book value:						
At March 31, 2025	**$ 77,110**	**$ 33,733**	**$ 206,108**	**$ 220,547**	**$ 221,033**	**$ 758,531**
At March 31, 2024	$ 46,322	$ 31,571	$ 215,892	$ 192,345	$ 193,417	$ 679,547

(i) *The Company has assessed a portion of its brand intangible assets to have a useful life of five years. The carrying amount of the intangible assets estimated to have an indefinite life as at March 31, 2025 was $200,473 (March 31, 2024 - $183,432).*

(ii) *Represents translation from the functional currency of the related foreign operations into Canadian dollars at the period-end exchange rate, and includes the elimination of intangible assets that have been fully amortized. The resulting exchange differences are recognized in the consolidated statements of comprehensive income.*

Research and development costs that are not eligible for capitalization of $10,632 have been expensed and are recognized in cost of revenues (March 31, 2024 — $10,184).

The Company performed its annual impairment test of indefinite-lived intangible assets in the fourth quarter. The recoverable amount of the related CGUs was estimated based on a value in use calculation using the present value of the future cash flows expected to be derived by the related CGU. This approach requires management to estimate cash flows that include earnings from operations less capital expenditures and related tax effects.

In determining future cash flows, the budgeted results for the year ending March 31, 2026, as presented to and approved by the Board, were extrapolated for a five-year period, followed by a terminal calculation based on the fifth year forecasted amount. The estimated cash flows are based on historical data and past experience of operating within the each market. The average revenue growth rate used for the intangible asset impairment testing of indefinite-lived brands was 6.1% (March 31, 2024 — 5%). The terminal growth rate used in the impairment testing was 3% (March 31, 2024 — range of 3% to 5%). The rates used to project cash flows are based on management's expectations for the growth of the cash generating unit and do not exceed long-term average growth rates for the markets in which the cash generating units operate. Management used a discount rate range from 11.0% to 19.5% (March 31, 2024 — 10%), depending on the characteristics of the CGU, to determine the present value of future cash flows. As a result of the analysis, management did not identify an impairment of the indefinite lived intangible assets and any reasonable change in assumptions would not result in impairment.

13. Financial Instruments and Risk Management

(a) Summary of financial instruments:

(i) CATEGORIES OF FINANCIAL INSTRUMENTS:

The carrying values of the Company's financial instruments are classified into the following categories:

As at				March 31, 2025
	Fair value through profit or loss	Amortized cost	Fair value through other comprehensive income	Total carrying value
Financial assets:				
Cash and cash equivalents [i]	$ —	$ 225,947	$ —	$ 225,947
Trade accounts receivable	—	696,079	—	696,079
Financial liabilities:				
Bank indebtedness	—	(27,271)	—	(27,271)
Trade accounts payable and accrued liabilities	—	(543,978)	—	(543,978)
Long-term debt	—	(1,543,678)	—	(1,543,678)
Derivative instruments:				
Held for trading derivatives that are not designated in hedge accounting relationships – loss [ii]	(6,823)	—	—	(6,823)
Derivative instruments in designated hedge accounting relationships – loss [ii]	—	—	(12,255)	(12,255)
Cross-currency interest rate swap – loss [iii]	—	—	(6,192)	(6,192)
Interest rate swap instrument – loss [iii]	—	—	(6,534)	(6,534)

As at   **March 31, 2024**

	Fair value through profit or loss	Amortized cost	Fair value through other comprehensive income	Total carrying value
Financial assets:				
Cash and cash equivalents [(i)]	$ —	$ 170,177	$ —	$ 170,177
Trade accounts receivable	—	437,329	—	437,329
Financial liabilities:				
Bank indebtedness	—	(4,060)	—	(4,060)
Trade accounts payable and accrued liabilities	—	(535,844)	—	(535,844)
Long-term debt	—	(1,171,972)	—	(1,171,972)
Derivative instruments:				
Held for trading derivatives that are not designated in hedge accounting relationships – gain [(ii)]	600	—	—	600
Derivative instruments in designated hedge accounting relationships – gain [(ii)]	—	—	2,290	2,290
Cross-currency interest rate swap – gain [(iii)]	—	—	3,103	3,103
Interest rate swap instrument – gain [(iii)]	—	—	1,198	1,198

(i) *Cash and cash equivalents is in the form of deposits on demand with major financial institutions. Cash equivalents were $nil at March 31, 2025 and March 31, 2024.*

(ii) *Derivative financial instruments in a gain position are included in deposits, prepaids and other assets, and derivative financial instruments in a loss position are included in accounts payable and accrued liabilities on the consolidated statements of financial position.*

(iii) *The current portion of the cross-currency interest rate swap instrument in a gain position is included in deposits, prepaids and other assets, while the long term portion is included in other assets on the consolidated statements of financial position. The cross-currency interest rate swap instrument in a loss position is included in other long-term liabilities on the consolidated statements of financial position.*

During the years ended March 31, 2025 and March 31, 2024, there were no changes in the classification of financial assets as a result of a change in the purpose or use of those assets.

(ii) FAIR VALUE MEASUREMENTS:

The following table summarizes the Company's financial instruments that are carried or disclosed at fair value and indicates the fair value hierarchy that reflects the significance of the inputs used in making the measurements:

As at   **March 31, 2025**

	Carrying value	Level 1	Level 2	Level 3	Fair value total
Measured at fair value:					
Held for trading derivatives that are not designated in hedge accounting relationships	$ (6,823)	$ —	$ (6,823)	$ —	$ (6,823)
Derivative instruments in designated hedge accounting relationships	(12,255)	—	(12,255)	—	(12,255)
Cross-currency interest rate swap	(6,192)	—	(6,192)	—	(6,192)
Interest rate swap instrument	(6,534)	—	(6,534)	—	(6,534)
Disclosed at fair value:					
Long-term debt	(1,543,678)	—	(1,505,614)	—	(1,505,614)

As at											March 31, 2024
		Carrying value		**Level 1**		**Level 2**		**Level 3**			**Fair value total**
Measured at fair value:											
Held for trading derivatives that are not designated in hedge accounting relationships	$	600	$	—	$	600	$	—	$		600
Derivative instruments in designated hedge accounting relationships		2,290		—		2,290		—			2,290
Cross-currency interest rate swap		3,103		—		3,103		—			3,103
Interest rate swap instrument		1,198		—		1,198		—			1,198
Disclosed at fair value:											
Long-term debt		(1,171,972)		—		(1,130,183)		—			(1,130,183)

The estimated fair values of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximate their respective carrying values due to the short period to maturity. The estimated fair value of long-term debt borrowings under the senior secured credit facility (the "Credit Facility") and other facilities approximates the carrying value due to interest rates approximating current market values. The estimated fair value of the long-term debt reflects the trading price of the CAD senior unsecured notes (the "CAD Senior Notes"), and the U.S. Senior Notes as at March 31, 2025.

Derivative financial instruments are carried at fair value. The fair value of the Company's derivative instruments is estimated using a discounted cash flow technique incorporating inputs that are observable in the market or can be derived from observable market data. The derivative contract counterparties are highly rated multinational financial institutions.

During the years ended March 31, 2025 and March 31, 2024, there were no transfers between Level 1 and Level 2 fair value measurements.

(b) Risks arising from financial instruments and risk management:

The Company manages its market risk through the use of various financial derivative instruments. The Company uses these instruments to mitigate exposure to fluctuations in foreign exchange rates. The Company's strategy, policies and controls are designed to ensure that the risks it assumes comply with the Company's internal objectives and its risk tolerance. The Company does not enter into derivative financial agreements for speculative purposes. As such, any change in cash flows associated with derivative instruments is designed to be offset by changes in cash flows of the relevant risk being hedged.

When appropriate, the Company applies hedge accounting. Hedging does not guard against all risks and is not always effective. The Company may recognize financial losses as a result of volatility in the market values of these contracts. The fair values of these instruments represent the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date. The fair value of these derivatives is determined using valuation techniques such as discounted cash flow analysis. The valuation technique incorporates all factors that would be considered in setting a price, including the Company's own credit risk as well as the credit risk of the counterparty.

FOREIGN CURRENCY RISK

The Company transacts business in multiple currencies, the most significant of which are the Canadian dollar, the U.S. dollar and the Euro. As a result, the Company has foreign currency exposure with respect to items denominated in foreign currencies that may have an impact on operating results and cash flows. The types of foreign exchange risk can be categorized as follows:

Translation exposure

Each foreign operation's assets and liabilities are translated from the subsidiary's functional currency into Canadian dollars using the exchange rates in effect at the consolidated statement of financial position date. Unrealized translation gains and losses are deferred and included in accumulated other comprehensive income. The cumulative currency translation adjustments are recognized in income when there has been a reduction in the net investment in the foreign operations.

Foreign currency risks arising from the translation of assets and liabilities of foreign operations into the Company's functional currency are hedged under certain circumstances. The Company has assessed the net foreign currency exposure of operations relative to their own functional currency. A fluctuation of +/- 5% in the Euro, and U.S. dollar, provided as an indicative range in a volatile currency environment, would, everything else being equal, have an effect on accumulated other comprehensive income for the year ended March 31, 2025 of approximately +/- $14,148 and $34,635, respectively (2024 +/- $8,602 and $36,925), and on income (loss) before income taxes for the year ended March 31, 2025 of approximately +/- $7,291 and $13,978, respectively (2024 +/- $1,679 and $6,934).

Foreign-currency-based earnings are translated into Canadian dollars each period at prevailing rates. As a result, fluctuations in the value of the Canadian dollar relative to these other currencies will impact reported net income (loss).

Transaction exposure

The Company generates significant revenues in foreign currencies, which exceed the natural hedge provided by purchases of goods and services in those currencies. The Company's risk management objective is to reduce cash flow risk related to foreign currency-denominated cash flows. In order to manage foreign currency exposure in subsidiaries that have transaction exposure in currencies other than the subsidiary's functional currency, the Company enters into forward foreign exchange contracts. The timing and amount of these forward foreign exchange contracts are estimated based on existing customer contracts on hand or anticipated, current conditions in the Company's markets and the Company's past experience. As such, there is not a material transaction exposure.

The Company's U.S. Senior Notes are translated into Canadian dollars at the foreign exchange rate in effect at the consolidated statement of financial position dates. As a result, the Company is exposed to foreign currency translation gains and losses. The Company uses cross-currency interest rate swaps as derivative financial instruments to hedge a portion of its foreign exchange risk related to the U.S. Senior Notes. The balance of the Senior Notes is designated as a hedge of the U.S. dollar-denominated net investment in foreign operations.

INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

In relation to its debt financing, the Company is exposed to changes in interest rates, which may impact the Company's borrowing costs. Floating rate debt exposes the Company to fluctuations in short-term interest rates. The Company manages interest rate risk on a portfolio basis and seeks financing terms in individual arrangements that are most advantageous taking into account all relevant factors, including credit margin, term and basis. The risk management objective is to minimize the potential for changes in interest rates to cause adverse changes in cash flows to the Company. As at March 31, 2025, $479,519 or 30.0% (March 31, 2024 — $408,420 or 34.0%) of the Company's total debt is subject to movements in floating interest rates. A +/- 1% change in interest rates in effect for the fiscal year would, all things being equal, have an impact of +/- $4,795 on income (loss) before income taxes for the year ended March 31, 2025 (March 31, 2024 +/- $4,084).

CREDIT RISK

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to credit risk consist mainly of cash and cash equivalents, accounts receivable, contract assets and derivative financial instruments. The carrying values of these assets represent management's assessment of the associated maximum exposure to such credit risk. Cash and cash equivalents are held by major financial institutions. Substantially all of the Company's trade accounts receivable and contract assets are due from customers in a variety of industries and, as such, are subject to normal credit risks from their respective industries. The Company regularly monitors customers for changes in credit risk. The Company does not believe that any single industry or geographic region represents significant credit risk. Credit risk concentration with respect to trade receivables is mitigated by the Company's client base being primarily large, multinational customers and a portion of these balances being insured by a third party.

Trade receivables – aged by due date as at	March 31, 2025	March 31, 2024
Current	$ 594,154	$ 316,492
1 – 30 days	31,548	68,454
31 – 60 days	18,521	12,537
61 – 90 days	8,141	13,554
Over 90 days	52,891	32,533
Total	$ 705,255	$ 443,570

The movement in the Company's allowance for doubtful accounts for the years ended March 31 was as follows:

	2025	2024
Balance, at April 1	$ 6,241	$ 6,501
Provision for doubtful accounts	2,722	2,135
Amounts written off	(536)	(201)
Recoveries	(239)	(2,114)
Foreign exchange	988	(80)
Balance, at March 31	$ 9,176	$ 6,241

The Company minimizes credit risk associated with derivative financial instruments by only entering into derivative transactions with highly rated multinational financial institutions, in order to reduce the risk of counterparty default. The Company reviews counterparty credit ratings on a regular basis and sets credit limits when deemed necessary.

LIQUIDITY RISK

Liquidity risk is the risk that the Company may encounter difficulties in meeting obligations associated with financial liabilities. The Company's process for managing liquidity risk includes ensuring, to the extent possible, that it will have sufficient liquidity to meet its liabilities when they become due. The Company requires authorizations for expenditures on projects and prepares annual capital expenditure budgets to assist with the management of capital. The Company's accounts payable primarily have contractual maturities of less than 90 days, and the contractual cash flows equal their carrying values.

Trade payables − aged by due date as at	March 31, 2025	March 31, 2024
1 − 30 days	$ 189,242	$ 179,521
31 − 60 days	35,959	27,514
61 − 90 days	21,209	7,732
Over 90 days	20,769	6,697
Total	$ 267,179	$ 221,464

As at March 31, 2025, the Company was holding cash and cash equivalents of $225,947 (March 31, 2024 - $170,177) and had unutilized lines of credit of $683,535 (March 31, 2024 - $447,339). The Company expects that continued cash flows from operations in fiscal 2026, together with cash and cash equivalents on hand and available credit facilities, will be more than sufficient to fund its requirements for investments in working capital, property, plant and equipment and strategic investments including some potential acquisitions, and that the Company's credit ratings provide reasonable access to capital markets to facilitate future debt issuance.

The Company's long-term debt obligations and scheduled interest payments are presented in note 16.

(c) Hedge accounting and risk management contracts:

CASH FLOW HEDGES — FOREIGN CURRENCY RISK OF FORECASTED PURCHASES AND SALES

The Company manages foreign exchange risk on its highly probable forecasted revenue and purchase transactions denominated in various foreign currencies. The Company has identified foreign exchange fluctuation risk as the hedged risk. To mitigate the risk, forward currency contracts are designated as the hedging instrument and are entered into to hedge a portion of the purchases and sales. The forward currency contracts limit the risk of variability in cash flows arising from foreign currency fluctuations. The Company has established a hedge ratio of 1:1 for all of its hedging relationships. The Company has identified counterparty credit risk as the only potential source of hedge ineffectiveness.

CASH FLOW HEDGES — FOREIGN CURRENCY RISK ON FOREIGN-CURRENCY-DENOMINATED SENIOR NOTES

The Company uses cross-currency interest rate swaps as derivative financial instruments to hedge a portion of its foreign exchange risk related to its U.S. Senior Notes. On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175,000 into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. Senior Notes. The Company received interest of 4.125% U.S. per annum and paid interest of 4.169% Canadian. This instrument was settled on December 5, 2024. On December 5, 2024, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175,000 into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 3.128% Canadian. The terms of the hedging instrument will end on December 15, 2027. The Company has established a hedge ratio of 1:1 for all of its hedging relationships. The Company has identified counterparty credit risk as the only potential source of hedge ineffectiveness.

CASH FLOW HEDGES - VARIABLE FOR FIXED INTEREST RATE SWAP

Effective November 4, 2022, the Company entered into a variable for fixed interest rate swap instrument. The instrument swapped the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.241% interest plus a margin and the terms of the hedging instrument ended on November 4, 2024. On November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.044% interest plus a margin for the period November 4, 2024 to November 4, 2026. The Company has established a hedge ratio of 1:1 for the hedging relationship. The Company has identified counterparty credit risk as the only potential source of hedge ineffectiveness.

HEDGE OF EURO-DENOMINATED NET INVESTMENT IN FOREIGN OPERATIONS

The Company manages foreign exchange risk on its Euro-denominated net investments. The Company uses a cross-currency interest rate swap as a derivative financial instrument to hedge a portion of the foreign exchange risk related to its Euro-denominated net investment. On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap 161,142 Euros into Canadian dollars to hedge the net investment in its European operations. The Company will receive interest of 4.169% Canadian per annum and pay interest of 2.351% Euros. This instrument was settled on December 5, 2024. The Company entered into a cross-currency interest rate swap instrument on December 5, 2024 to swap 165,328 Euros into Canadian dollars to hedge the net investment in European operations. The Company will receive interest of 3.128% Canadian per annum and pay interest of 2.645% Euros. The terms of the hedging relationship will end on December 15, 2027. The Company has established a hedge ratio of 1:1 for all of its hedging relationships. The Company has identified counterparty credit risk as the only potential source of hedge ineffectiveness.

During the years ended March 31, 2025 and March 31, 2024, loss of $1,502 and income of $345, respectively, was recognized in selling, general and administrative expenses for the ineffective portion of cash flow hedges.

The following table summarizes the Company's outstanding cash flow hedge positions to buy and sell foreign currencies under forward foreign exchange contracts and cross-currency interest rate swaps:

As at — **March 31, 2025**

			Carrying amount		Hedging instrument	Hedged item	Cash flow hedge reserves	
Item sold	Item bought	Nominal amount (in CAD)	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Changes in fair value used for calculating hedge ineffectiveness	For continuing hedges	For discontinued hedges
Derivative hedging instruments [i]								
U.S. dollars	Canadian dollars	394,482	—	7,160	7,160	7,160	7,160	—
Euros	Canadian dollars	159,280	—	4,888	4,888	4,888	4,888	—
U.S. dollars	Euros	8,734	29	—	29	29	29	—
Euros	U.S. dollars	20,590	—	242	242	242	242	—
Euros	Czech Koruna	622	6	—	6	6	6	—
Cross-currency interest rate swap instruments [ii]								
U.S. dollars	Canadian dollars	251,790	3,939	—	(13,265)	(13,265)	3,939	—
Canadian dollars	Euros	257,284	—	10,131	3,970	3,970	10,131	—
Interest rate swap instrument [ii]								
Variable rate	Fixed rate	300,000	—	6,534	(7,732)	(7,732)	6,534	—

As at **March 31, 2024**

| Currency sold | Currency bought | Nominal amount (in CAD) | Carrying amount | | Hedging instrument | Hedged item | Cash flow hedge reserves | |
			Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Changes in fair value used for calculating hedge ineffectiveness	For continued hedges	For discontinued hedges
Derivative hedging instruments [(i)]								
U.S. dollars	Canadian dollars	233,244	1,024	—	1,024	1,024	1,024	—
Euros	Canadian dollars	98,103	1,559	—	1,559	1,559	1,559	—
U.S. dollars	Euros	18,648	—	204	204	204	204	—
Euros	U.S. dollars	10,763	—	26	26	26	26	—
Euros	Czech Koruna	2,740	—	63	63	63	63	—
Cross-currency interest rate swap instruments [(ii)]								
U.S. dollars	Canadian dollars	237,038	17,204	—	1,017	1,017	17,204	—
Canadian dollars	Euros	235,477	—	14,101	(3,383)	(3,383)	14,101	—
Interest rate swap instrument [(ii)]								
Variable rate	Fixed rate	406,350	1,198	—	732	732	1,198	—

(i) Derivative hedging instruments in a gain position are included in deposits, prepaids and other assets, and derivative hedging instruments in a loss position are included in accounts payable and accrued liabilities on the consolidated statements of financial position.

(ii) The current portion of the cross-currency interest rate swap instrument in a gain position is included in deposits, prepaids and other assets, and the long term portion is included in other assets on the consolidated statements of financial position. The cross-currency interest rate swap instrument in a loss position is included in other long-term liabilities on the consolidated statements of financial position.

As at March 31, 2025, the Company is holding the following forward foreign exchange contracts to hedge the exposure on its revenues and purchases:

As at **March 31, 2025**

| Currency sold | Currency bought | Less than 3 months | | 3 to 6 months | | 6 to 9 months | | 9 to 12 months | | 1 to 2 years | |
		Nominal amount	Average hedged rate	Nominal amount	Average hedged rate	Nominal amount	Average hedged rate	Nominal amount	Average hedged rate	Nominal amount	Average hedged rate
Revenue hedges											
Euros	U.S. dollars	8,092	1.054	1,323	1.058	—	—	—	—	—	—
U.S. dollars	Canadian dollars	48,977	1.370	48,847	1.369	41,006	1.388	56,221	1.406	194,238	1.397
Euros	Canadian dollars	38,633	1.517	31,342	1.515	34,548	1.511	18,674	1.500	32,680	1.495
U.S. dollars	Euros	7,032	0.922	1,122	0.926	—	—	484	0.946	97	0.941
Euros	Czech Koruna	467	25.220	156	25.230	—	—	—	—	—	—
Purchase hedges											
U.S. dollars	Canadian dollars	5,193	1.428	—	—	—	—	—	—	—	—
Euros	U.S. dollars	2,949	1.081	2,910	1.088	2,795	1.092	2,521	1.098	—	—
Euros	Canadian dollars	3,403	1.496	—	—	—	—	—	—	—	—

As at **March 31, 2024**

Currency sold	Currency bought	Less than 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 2 years	
		Nominal amount	Average hedged rate	Nominal amount	Average hedged rate	Nominal amount	Average hedged rate	Nominal amount	Average hedged rate	Nominal amount	Average hedged rate
Revenue hedges											
U.S. dollars	Canadian dollars	65,780	1.352	48,247	1.353	42,539	1.351	24,381	1.360	47,408	1.363
Euros	Canadian dollars	24,842	1.479	28,130	1.483	12,056	1.495	8,768	1.512	20,458	1.524
U.S. dollars	Euros	11,170	0.907	5,224	0.928	2,198	0.905	—	—	—	—
Euros	Czech Koruna	1,279	24.523	877	24.866	584	24.958	—	—	—	—
Purchase hedges											
U.S. dollars	Canadian dollars	4,889	1.339	—	—	—	—	—	—	—	—
Euros	U.S. dollars	2,192	1.084	3,208	1.088	3,317	1.093	2,046	1.098	—	—
U.S. dollars	Euros	56	0.919	—	—	—	—	—	—	—	—
Euros	Canadian dollars	3,513	1.480	336	1.473	—	—	—	—	—	—

The following summarizes the Company's amounts included in other comprehensive income that relate to hedge accounting:

As at **March 31, 2025**

Cash flow hedges	Change in the value of the hedging instrument recognized in OCI gain (loss)	Hedge ineffectiveness recognized in profit or loss	Amount reclassified from the cash flow hedge reserve to profit or loss gain (loss)	Line item affected in profit or loss because of the reclassification
Foreign exchange risk:				
Revenue hedges	$ (14,744)	$ —	$ (3,529)	Revenues
Purchase hedges	199	—	(91)	Cost of revenues
Cross-currency interest rate swap	(3,839)	500	—	Net finance costs
Interest rate swap instrument	(7,732)	—	—	Net finance costs

As at **March 31, 2024**

Cash flow hedges	Change in the value of the hedging instrument recognized in OCI gain (loss)	Hedge ineffectiveness recognized in profit or loss	Amount reclassified from the cash flow hedge reserve to profit or loss gain (loss)	Line item affected in profit or loss because of the reclassification
Foreign exchange risk:				
Revenue hedges	$ 7,154	$ —	$ (1,706)	Revenues
Purchase hedges	(4)	—	(80)	Cost of revenues
Cross-currency interest rate swap	1,016	—	—	Net finance costs
Interest rate swap instrument	732	—	—	Net finance costs

INSTRUMENTS NOT SUBJECT TO HEDGE ACCOUNTING

As part of the Company's risk management strategy, forward contract derivative financial instruments are used to manage foreign currency exposure related to the translation of foreign currency net assets to the subsidiary's functional currency. As these instruments have not been designated as hedges, the change in fair value is recorded in selling, general and administrative expenses in the consolidated statements of income (loss).

For the year ended March 31, 2025, the Company recorded risk management losses of $24,117 (gains of $5,448 for the year ended March 31, 2024) on foreign currency risk management forward contracts in the consolidated statements of income (loss). Included in these amounts were unrealized losses of $6,823 (gains of $3,146 during the year ended March 31, 2024), representing the change in fair value. In addition, during the year ended March 31, 2025, the Company realized losses in foreign exchange of $17,294 (gains of $2,302 during the year ended March 31, 2024), which were settled.

14. Provisions

	Warranty	Restructuring	Other	Total
Balance, at March 31, 2023	$ 11,102	$ 18,590	$ 908	$ 30,600
Provisions made	6,460	22,790	10,362	39,612
Acquisition of subsidiaries	522	—	—	522
Provisions used	(4,862)	(19,445)	(10,352)	(34,659)
Exchange adjustments	(30)	(72)	5	(97)
Balance, at March 31, 2024	$ 13,192	$ 21,863	$ 923	$ 35,978
Provisions made	4,141	23,972	16,342	44,455
Acquisition of subsidiaries	—	2,008	—	2,008
Provisions used	(7,740)	(29,796)	(15,734)	(53,270)
Exchange adjustments	769	975	45	1,789
Balance, at March 31, 2025	$ 10,362	$ 19,022	$ 1,576	$ 30,960

Warranty provisions

Warranty provisions are related to sales of products and are based on experience reflecting statistical trends of warranty costs.

Restructuring

Restructuring charges are recognized in the period incurred and when the criteria for provisions are fulfilled. Termination benefits are recognized as a liability and an expense when the Company is demonstrably committed through a formal restructuring plan.

The Company recorded $23,972 for the year ended March 31, 2025 related to the previously disclosed restructuring activities. The costs incurred related primarily to workforce reductions and other reorganization related costs. Included in the restructuring provisions is $1,000 of costs classified as long-term due to country specific requirements for termination benefits (March 31, 2024 — $nil).

Other provisions

Other provisions are related to medical insurance expenses that have been incurred during the period but are not yet paid, and other miscellaneous provisions.

15. Employee Benefits

The Company operates pension plans for certain of its employees through defined contribution plans, defined benefit plans and other long-term employee benefit plans. The costs associated with defined contribution plans are expensed as incurred. The most recent actuarial valuations of the defined benefit plans and other long-term employee benefit plans were completed as at March 31, 2025. The next valuations are scheduled to be as at March 31, 2026.

The changes in the fair value of assets, the employee benefit obligation and the funded status were as follows:

As at	March 31, 2025	March 31, 2024
Accrued benefit obligations:		
Opening balance	$ 28,382	$ 29,162
Interest cost	986	1,015
Service cost	921	610
Assumption changes	133	561
Transfers and benefits paid	(2,156)	(2,590)
Exchange and other adjustments	1,394	(376)
Accrued benefit obligations, ending balance	$ 29,660	$ 28,382
Plan assets:		
Opening balance	$ 3,797	$ 3,676
Interest income included in net interest expense	(28)	125
Exchange and other adjustments	86	(4)
Plan assets, ending balance	$ 3,855	$ 3,797
Employee benefits liability	$ 25,805	$ 24,585

Amounts recognized in other comprehensive income (before tax) were as follows:

As at	March 31, 2025	March 31, 2024
Total actuarial losses recognized in OCI	$ (133)	$ (561)

The significant weighted average annual actuarial assumptions used in measuring the accrued benefit obligation were as follows:

As at	March 31, 2025	March 31, 2024
Discount rate	3.7 %	3.8 %
Rate of compensation increase	0.7 %	0.6 %

Sensitivity analysis

Significant actuarial assumptions for the determination of the defined benefit obligation are the discount rate and life expectancy. The sensitivity analyses have been performed based on reasonably possible changes in the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

As at March 31, 2025, the following quantitative analysis shows changes to the significant actuarial assumptions and the corresponding impact on the accrued benefit obligations:

	Discount rate		Life expectancy	
	1% increase	1% decrease	Increase by 1 year	Decrease by 1 year
Accrued benefit obligations	$ (2,575)	$ 2,668	$ 639	$ (645)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the changes in assumptions would occur in isolation from one another as some of the assumptions may be correlated

The weighted average allocations of plan assets were:

As at	March 31, 2025	March 31, 2024
Other	100.0 %	100.0 %

No plan assets were directly invested in the Company's securities.

The net employee benefits expense included the following components:

Years ended	March 31, 2025	March 31, 2024
Defined benefit plans		
Service cost	$ 921	$ 610
Interest cost	986	1,015
	1,907	1,625
Defined contribution plans	11,471	9,871
Net employee benefits expense	**$ 13,378**	**$ 11,496**

The Company expects to contribute $nil to its defined benefit plans during the year ending March 31, 2026.

The cumulative actuarial losses, net of income taxes, recognized in retained earnings as at March 31, 2025 were $2,917 (March 31, 2024 — $2,797).

16. Bank Indebtedness and Long-Term Debt

On October 5, 2023, the Company amended its Credit Facility to extend the term loan maturity to match the maturity of the revolving line of credit. The Credit Facility consists of (i) a $750,000 secured committed revolving line of credit and (ii) a fully drawn $300,000 non-amortized secured term credit facility; both maturing on November 4, 2026. The Credit Facility is secured by the Company's assets, including a pledge of shares of certain of the Company's subsidiaries. Certain of the Company's subsidiaries also provide guarantees under the Credit Facility. At March 31, 2025, the Company had utilized $452,248 under the Credit Facility, of which $452,248 was classified as long-term debt (March 31, 2024 — $703,972) and $nil by way of letters of credit (March 31, 2024 — $12).

The Credit Facility is available in Canadian dollars by way of prime rate advances, Term CORRA advances and/or Daily Compounded CORRA advances, in U.S. dollars by way of base rate advances and/or Term SOFR advances, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit

Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the Agent's prime rate or the Agent's U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For Term CORRA advances, Daily Compounded CORRA advances, Term SOFR advances, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the Term CORRA rate, the Daily Compounded CORRA rate, the Term SOFR rate, the EURIBOR rate or the Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see note 9).

The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. At March 31, 2025, all of the covenants were met.

The Company has additional credit facilities available of $115,183 (40,059 Euros, $24,000 U.S, 120,000 Thai Baht, 5,000 GBP, 5,000 CNY, $1,000 AUD and $2,038 CAD). The total amount outstanding on these facilities as at March 31, 2025 was $29,400, of which $27,271 was classified as bank indebtedness (March 31, 2024 — $4,060), $2,129 was classified as long-term debt (March 31, 2024 — $2,299) and $nil by way of letters of credit (March 31, 2024 — $376). The interest rates applicable to the credit facilities range from 3.10% to 8.40% per annum, in local currency. A portion of the long-term debt is secured by certain assets of the Company.

The Company's U.S. $350,000 aggregate principal amount of U.S. Senior Notes were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the U.S. Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the U.S. Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the U.S. Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the U.S. Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The U.S. Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At March 31, 2025, all of the covenants were met. Subject to certain exceptions, the U.S. Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8,100 were deferred and are being amortized over the term of the U.S. Senior Notes. The Company uses a cross-currency interest rate swap instrument to hedge a portion of its U.S. Senior Notes (see note 9).

On August 21, 2024, the Company completed a private placement of $400,000 aggregate principal amount of CAD Senior Notes. The CAD Senior Notes were issued at par, bear interest at a rate of 6.50% per annum and mature on August 21, 2032. On December 19, 2024, the Company completed a private placement of an additional $200,000 of CAD Senior Notes, bringing the total amount of CAD Senior Notes issued to date to $600,000. The additional CAD Senior Notes were issued at a premium of $1,250 which is classified as long-term debt. The Company may redeem the CAD Senior Notes, at any time after August 21, 2027, in whole or in part, at specified redemption prices and subject to certain conditions required by the CAD Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the CAD Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the CAD Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The CAD Senior Notes contain customary covenants that restrict, subject to certain exception and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates.

During the year ended March 31, 2025, the Company incurred transaction costs of $9,604, related to the CAD Senior Notes. The total transaction costs were deferred and will be amortized over the term of the CAD Senior Notes. The Company used the net proceeds from the offerings of the CAD Senior Notes to repay amounts owing under the Credit Facility. At March 31, 2025, all of the covenants were met. Subject to certain exceptions, the CAD Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility.

(i) Bank indebtedness

As at	March 31, 2025	March 31, 2024
Other facilities	$ 27,271	$ 4,060

(ii) Long-term debt

As at	March 31, 2025	March 31, 2024
Credit Facility	$ 452,248	$ 703,972
Senior Notes	1,104,740	474,075
Other facilities	2,129	2,299
Issuance costs	(15,439)	(8,374)
	1,543,678	1,171,972
Less: current portion	219	176
	$ 1,543,459	$ 1,171,796

Scheduled principal repayments and interest payments on long-term debt as at March 31, 2025 are as follows (variable interest repayments on the Credit Facility are not reflected in the table below as they fluctuate based on the amounts drawn):

	Principal	Interest
Less than one year	$ 219	$ 59,758
One – two years	437,156	59,741
Two – three years	15,887	59,723
Three – four years	503,924	59,704
Four – five years	365	38,911
Thereafter	601,566	96,151
	$ 1,559,117	$ 373,988

17. Share Capital

Authorized share capital of the Company consists of an unlimited number of common shares, without par value, for unlimited consideration.

On December 12, 2024, the Company announced that the Toronto Stock Exchange ("TSX") had accepted a notice filed by the Company of its intention to make a normal course issuer bid ("NCIB"). Under the NCIB, ATS may purchase for cancellation up to a maximum of 8,259,180 common shares during the 12-month period ending December 15, 2025.

During the year ended March 31, 2025, the Company purchased nil common shares under the recently announced NCIB program and 1,020,887 common shares for $44,983 under the previous NCIB program (March 31, 2024 — purchased 300 common shares for $14). At March 31, 2025, a total of 8,259,180 common shares remained available for repurchase under the recently announced NCIB. All purchases are made in accordance with the bid at prevalent market prices plus brokerage fees, or such other prices that may be permitted by the TSX, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings. Included in share capital is $900 of transaction costs related to taxes on the share repurchase (note 18).

Subsequent to March 31, 2025, during the period April 1, 2025 to April 12, 2025, the Company purchased 308,758 common shares for cancellation under the NCIB program for $10,000.

The changes in the common shares issued and outstanding during the period presented were as follows:

	Note	Number of common shares	Share capital
Balance, at March 31, 2023		91,602,192	$ 520,633
Exercise of stock options		105,398	2,754
Common shares purchased and held in trust		(387,794)	(23,820)
Initial public offering, net of offering costs and deferred tax		6,900,000	366,332
Repurchase of common shares		(300)	(2)
Balance, at March 31, 2024		98,219,496	$ 865,897
Exercise of stock options		19,261	639
Common shares purchased and held in trust	19	(332,165)	(14,690)
Repurchase of common shares		(1,020,887)	(9,831)
Balance, at March 31, 2025		96,885,705	$ 842,015

On May 30, 2023, the Company announced the closing of its U.S. initial public offering on the New York Stock Exchange. A total of 6,900,000 common shares were sold by the Company, at a price of $55.04 ($41 U.S.) per share, for gross proceeds to the Company of $379,797 ($282,900 U.S.). Offering costs of $17,725 ($13,203 U.S.) were paid and deferred tax of $4,260 ($3,173 U.S.) related to the offering costs were recorded to share capital.

18. Taxation

(i) Reconciliation of income taxes:

Income tax expense differs from the amounts that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to income before income taxes. These differences result from the following items:

Years ended	Note	March 31, 2025	March 31, 2024
Income (loss) before income taxes and non-controlling interest		$ (82,938)	$ 246,687
Combined Canadian basic federal and provincial income tax rate		26.50%	26.50%
Income tax expense based on combined Canadian basic federal and provincial income tax rate		$ (21,979)	$ 65,372
Increase (decrease) in income taxes resulting from:			
Adjustments in respect of current income tax of previous periods		3,309	603
Non-taxable items net of non-deductible items		(3,848)	(14,391)
Unrecognized assets		(31,343)	12,001
Income taxed at different rates and statutory rate changes		(462)	(8,843)
Manufacturing and processing allowance and all other items		(637)	(2,236)
At the effective income tax rate of 66.3% (March 31, 2024 – 21%)		$ (54,960)	$ 52,506
Income tax expense (recovery) reported in the consolidated statements of income (loss):			
Current tax expense		$ 29,586	$ 82,421
Deferred tax recovery		(84,546)	(29,915)
		$ (54,960)	$ 52,506

Deferred tax related to items charged or credited directly to equity and goodwill:

Gain (loss) on revaluation of cash flow hedges		$ 6,524	$ (2,212)
Opening deferred tax of acquired company	5	(15,160)	(10,963)
Other items recognized through equity		347	6,215
Income tax charged directly to equity and goodwill		**$ (8,289)**	**$ (6,960)**

(ii) Components of deferred income tax assets and liabilities:

Deferred income taxes are provided for the differences between accounting and tax bases of assets and liabilities. Deferred income tax assets and liabilities are comprised of the following:

As at	March 31, 2025	March 31, 2024
Accounting income not currently taxable	$ 53,612	$ 24,782
Intangible assets	(138,615)	(128,423)
Investment tax credits taxable in future years when utilized	(4,781)	(5,332)
Loss available for offset against future taxable income	63,446	9,537
Property, plant and equipment	21,197	19,001
Other	8,590	4,986
Net deferred income tax asset (liability)	**$ 3,449**	**$ (75,449)**

Presented as:	March 31, 2025	March 31, 2024
Deferred income tax assets	$ 104,022	$ 5,904
Deferred income tax liabilities	(100,573)	(81,353)
Net deferred income tax asset (liability)	**$ 3,449**	**$ (75,449)**

RECOGNIZED DEFERRED INCOME TAX ASSETS:

The Company has determined that previously unrecognized deferred income tax assets qualify for recognition as of March 31, 2025 based on an expectation of future taxable profits in the related jurisdictions as a result of a legal entity consolidation.

UNRECOGNIZED DEFERRED INCOME TAX ASSETS:

Deferred income tax assets have not been recognized in respect of the following item:

As at	March 31, 2025	March 31, 2024
Losses and other assets available for offset against future taxable income	$ 51,070	$ 67,908

LOSS CARRYFORWARDS:

As at March 31, 2025, the Company has the following net operating loss carryforwards that are scheduled to expire in the following years:

As at	March 31, 2025	
Years of expiry	Non-Canadian	Canadian
2026 - 2032	$ 9,175	$ —
2033 - 2045	26,350	9,204
No expiry	187,917	—
	$ 223,442	$ 9,204

As at		March 31, 2024
Years of expiry	**Non-Canadian**	**Canadian**
2025 - 2031	$ 5,006	$ 6
2032 - 2044	16,720	5
No expiry	114,626	—
	$ 136,352	$ 11

At March 31, 2025, the Company has U.S. federal and state capital loss carryforwards of $566 (March 31, 2024 — $533) that do not expire, and Canadian capital loss carryforwards of $86,269 (March 31, 2024 — $89,433) that do not expire.

INVESTMENT TAX CREDITS:

As at March 31, 2025, the Company has investment tax credits available to be applied against future taxes payable in Canada of approximately $26,140 and in foreign jurisdictions of approximately $15,970. The investment tax credits are scheduled to expire as follows:

Years of expiry	**Gross ITC balance**
2026 - 2030	$ 8,190
2031 - 2036	2,296
2037 - 2045	31,624
	$ 42,110

The benefit of $30,168 (March 31, 2024 — $19,379) of these investment tax credits has been recognized in the consolidated financial statements. Unrecognized investment tax credits are scheduled to expire between 2041 and 2045.

(iii) The Company has determined that as of the reporting date, undistributed profits of its subsidiaries will not be distributed in the foreseeable future.

(iv) There are temporary differences of $113,654 associated with investments in subsidiaries for which no deferred income tax liability has been recognized (March 31, 2024 — $7,986).

(v) Pillar Two legislation became enacted in Canada and came into effect on April 1, 2024 for the Company. Pillar Two introduces a 15% global minimum tax on income earned in each jurisdiction where the Company operates. During the year ended March 31, 2025, the Company recognized income tax expense related to Pillar Two income taxes of $2,100 (March 31, 2024 — $nil) in the consolidated statement of income (loss), which was attributable to the Company's earnings in Hungary. The Company has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

(vi) On June 20, 2024, Bill C-59 received Royal Assent, enacting a 2% tax on certain share buybacks. The impact of this tax is reflected in the consolidated financial statements (note 17).

19. Stock-Based Compensation

Employee Share Purchase Plan:

Under the terms of the Company's Employee Share Purchase Plan, qualifying employees of the Company may set aside funds through payroll deductions for an amount up to a maximum of 10% of their base salary or $10,000 in any one calendar year. Subject to the member not making withdrawals from the plan, the Company makes contributions to the plan equal to 20% of a member's contribution to the plan during the year, up to a maximum of 1% of the member's salary or $2,000. Shares for the plan may be issued from treasury or purchased in the market as determined by the Company's Board of Directors. During the years ended March 31, 2025 and March 31, 2024, no shares were issued from treasury related to the plan.

Stock Option Plan:

The Company uses a stock option plan to attract and retain key employees, officers and directors. Under the Company's 1995 Stock Option Plan (the "1995 Plan"), the shareholders have approved a maximum of 5,991,839 common shares for issuance, with the maximum reserved for issuance to any one person at 5% of the common shares outstanding at the time of the grant. Time-vested stock options vest over four-year periods. The exercise price is either the price of the Company's common shares on the TSX at closing for the day prior to the date of the grant or the five-day volume weighted average price of the Company's common shares on the TSX prior to the date of the grant. Stock options granted under the 1995 Plan may be exercised during periods not exceeding seven years from the date of grant, subject to earlier termination upon the option holder ceasing to be a director, officer or employee of the Company. Stock options issued under the 1995 Plan are non-transferable. Any stock option granted that is cancelled or terminated for any reason prior to exercise is returned to the pool and becomes available for future stock option grants. In the event that the stock option would otherwise expire during a restricted trading period, the expiry date of the stock option is extended to the 10th business day following the date of expiry of such period. In addition, the 1995 Plan restricts the granting of stock options to insiders that may be under the 1995 Plan.

Under the Company's 2006 Stock Option Plan (the "2006 Plan"), the shareholders have approved a maximum of 5,159,000 common shares for issuance. The terms of the 2006 Plan are identical to those of the 1995 Plan, except that the maximum number of common shares to be issued pursuant to the issue of options under the 2006 Plan is 5,159,000 common shares.

As at March 31, 2025, there are a total of 1,560,749 common shares remaining for future stock option grants under both plans (March 31, 2024 — 1,751,082).

Years ended	March 31, 2025		March 31, 2024	
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Stock options outstanding, beginning of year	823,527	$ 33.56	785,429	$ 26.69
Granted	241,327	45.37	176,112	57.71
Exercised [(i)]	(19,261)	25.70	(105,398)	20.45
Forfeited	(50,994)	47.39	(32,616)	40.86
Stock options outstanding, end of year	994,599	$ 35.87	823,527	$ 33.56
Stock options exercisable, end of year, time-vested options	531,910	$ 28.06	369,483	$ 24.54

(i) For the year ended March 31, 2025, the weighted average share price at the date of exercise was $40.13 (March 31, 2024 — $57.26).

As at March 31, 2025		Stock options outstanding		Stock options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$20.22 - $25.48	286,447	1.9 years	$ 20.45	286,447	$ 20.45
$25.49 - $32.92	156,548	3.2 years	30.07	114,132	30.07
$32.93 - $40.58	173,848	4.2 years	35.78	84,726	35.78
$40.59 - $57.71	377,756	5.6 years	50.01	46,605	55.87
$20.22 - $57.71	994,599	3.9 years	$ 35.87	531,910	$ 28.06

The fair values of the Company's stock options issued during the periods presented were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. Expected stock price volatility was determined at the time of the grant by considering historical share price volatility. Expected stock option grant life was determined at the time of the grant by considering the average of the grant vesting period and the grant exercise period.

Years ended	March 31, 2025	March 31, 2024
Weighted average risk-free interest rate	3.75 %	3.52 %
Dividend yield	0 %	0 %
Weighted average expected volatility	35 %	36 %
Weighted average expected life	4.75 years	4.77 years
Number of stock options granted:		
Time-vested	241,327	176,112
Weighted average exercise price per option	$ 45.37	$ 57.71
Weighted average value per option:		
Time-vested	$ 16.45	$ 20.83

Restricted Share Unit Plan:

During the year ended March 31, 2025, the Company granted 255,055 time-vesting restricted share units ("RSUs"), (161,568 in the year ended March 31, 2024) and 210,803 performance-based RSUs, (126,944 in the year ended March 31, 2024). The Company measures these RSUs based on the fair value at the date of grant and a compensation expense is recognized over the vesting period in the consolidated statements of income (loss) with a corresponding increase in contributed surplus. The performance-based RSUs vest upon successful achievement of certain operational and share price targets.

On May 18, 2022, the RSU plan was amended so that RSUs granted may be settled in ATS Common Shares, where deemed advisable by the Company, as an alternative to cash payments. It is the Company's intention to settle these RSUs with ATS Common Shares and therefore the Company measures these RSUs as equity awards based on fair value. At March 31, 2025, 1,057,455 shares are held in a trust and may be used to settle some or all of the RSU grants when they are fully vested (March 31, 2024 — 725,290 shares). The trust is consolidated in the Company's annual audited consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

The RSUs issued prior to May 18, 2022 give the employee the right to receive a cash payment based on the market value of a common share of the Company. The RSU liability is recognized quarterly based on the expired portion of the vesting period and the change in the Company's stock price. The change in value of the RSU liability is included in the consolidated statements of income (loss) in the period of the change. At March 31, 2025, the value of the outstanding liability related to the RSU plan was $9 (March 31, 2024 — $13,875). The RSU liability is included in accounts payable and accrued liabilities on the consolidated statements of financial position.

The weighted average remaining vesting period for the time-vesting RSUs and performance-based RSUs to be settled in cash is 0.25 years.

Deferred Stock Unit Plan:

The Company offers a Deferred Stock Unit Plan ("DSU Plan") for members of the Board. Under the DSU Plan, each non-employee director may elect to receive all or a portion of his or her annual compensation in the form of notional common shares of the Company called deferred stock units ("DSUs"). The issue and redemption prices of each DSU are based on a five-day volume weighted average trading price of the Company's common shares for the five trading days prior to issuance or redemption. Under the terms of the DSU Plan, directors are not entitled to convert DSUs into cash until retirement from the Board. The value of each DSU, when converted to cash, will be equal to the market value of a common share of the Company at the time the conversion takes place.

During the year ended March 31, 2025, the Company granted 43,456 units (March 31, 2024 — 32,498 units). During the years ended March 31, 2025 and March 31, 2024, no units were redeemed upon directors' retirement from the Board. As at March 31, 2025, the value of the outstanding liability related to the DSUs was $17,031 (2024 — $19,661).The DSU liability is revalued at each reporting date based on the change in the Company's stock price. The DSU liability is included in accounts payable and accrued liabilities on the consolidated statements of financial position. The change in the value of the DSU liability is included in the consolidated statements of income (loss) in the period of the change.

The following table shows the compensation expense related to the Company's share-based payment plans:

For the years ended	March 31, 2025	March 31, 2024
Stock options	$ 2,832	$ 2,454
RSUs	8,976	14,240
DSUs	(2,630)	(2,904)
	$ 9,178	$ 13,790

The decrease in stock-based compensation costs for the year ended March 31, 2025 is attributable to lower expenses from the revaluation of performance-based RSUs and DSUs based on the market price of the Company's shares.

20. Commitments and Contingencies

The minimum purchase obligations are as follows as at March 31, 2025:

Less than one year	$ 385,207
One - two years	13,328
Two - three years	2,214
Three - four years	1,548
Four - five years	1,046
More than five years	540
	$ 403,883

The Company's off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at March 31, 2025, the total value of outstanding letters of credit was approximately $279,383 (March 31, 2024 — $171,065).

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its consolidated statements of financial position.

21. Segmented Disclosure

The Company's operations are reported as one operating segment, Automation Systems, which plans, allocates resources, builds capabilities and implements best practices on a global basis.

Geographic segmentation of revenues is determined based on revenues by customer location. Non-current assets represent property, plant and equipment, right-of-use assets and intangible assets that are attributable to individual geographic segments, based on location of the respective operations.

As at			March 31, 2025
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$ 32,751	$ 67,254	$ 84,269
United States	22,935	145,788	450,892
Germany	24,485	55,700	46,256
Italy	18,662	44,539	135,217
Other Europe	19,959	9,169	33,724
Other	3,499	2,598	8,173
Total Company	$ 122,291	$ 325,048	$ 758,531

As at			March 31, 2024
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$ 30,483	$ 62,895	$ 28,558
United States	11,273	143,642	434,039
Germany	24,849	35,158	38,945
Italy	16,819	39,439	133,447
Other Europe	17,627	13,581	34,672
Other	4,610	2,262	9,886
Total Company	$ 105,661	$ 296,977	$ 679,547

Revenues from external customers for the years ended	March 31, 2025	March 31, 2024
Canada	$ 131,465	$ 113,386
United States	1,036,378	1,488,331
Germany	251,138	284,335
Italy	87,842	117,117
Other Europe	599,078	588,604
Other	427,387	441,110
Total Company	$ 2,533,288	$ 3,032,883

For the year ended March 31, 2025, the Company did not have revenues from a single customer that amounted to 10% or more of total consolidated revenues. For the year ended March 31, 2024, the Company had revenues from a single customer that amounted to 25.1% or more of total consolidated revenues.

22. Revenue From Contracts With Customers

(a) Revenue by type:

For the years ended	March 31, 2025	March 31, 2024
Revenues from construction contracts	$ 1,311,119	$ 1,972,816
Services rendered	651,143	614,690
Sale of goods	571,026	445,377
Total Company	$ 2,533,288	$ 3,032,883

(b) Disaggregation of revenue from contracts with customers:

Revenues by market for the years ended	March 31, 2025	March 31, 2024
Life Sciences	$ 1,471,797	$ 1,268,546
Food and beverage	416,879	435,005
Consumer Products	335,690	287,228
Transportation	184,971	933,329
Energy	123,951	108,775
Total Company	$ 2,533,288	$ 3,032,883

Timing of revenue recognition based on transfer of control for the years ended	March 31, 2025	March 31, 2024
Goods and services transferred at a point in time	$ 571,026	$ 445,377
Goods and services transferred over time	1,962,262	2,587,506
Total Company	$ 2,533,288	$ 3,032,883

(c) Backlog

The following table presents the aggregate amount of the revenues expected to be realized in the future from partially or fully unsatisfied performance obligations as at March 31, 2025 and March 31, 2024. The amounts disclosed below represent the value of firm orders and do not include constrained variable consideration or letters of intent. Such orders may be subject to future modifications that could impact the amount and/or timing of revenue recognition.

Revenues expected to be recognized in:	March 31, 2025	March 31, 2024
Less than one year	$ 1,648,000	$ 1,215,000
Thereafter	491,000	578,000
Total	$ 2,139,000	$ 1,793,000

(d) Accounts receivable:

As at	March 31, 2025	March 31, 2024
Trade accounts receivable	$ 705,255	$ 443,570
Less: allowance for expected credit loss	(9,176)	(6,241)
Trade accounts receivables, net	$ 696,079	$ 437,329
Other accounts receivable	23,356	34,016
Total	$ 719,435	$ 471,345

(e) Contract balances:

As at	March 31, 2025	March 31, 2024
Trade receivables	$ 696,079	$ 437,329
Contract assets	503,552	704,703
Contract liabilities	(330,134)	(312,204)
Unearned revenue [(i)]	(97,777)	(51,056)
Net contract balances	$ 771,720	$ 778,772

(i) The unearned revenue liability is included in accounts payable and accrued liabilities on the consolidated statements of financial position.

As at	March 31, 2025	March 31, 2024
Contracts in progress:		
Costs incurred	$ 4,443,488	$ 3,936,631
Estimated earnings	1,467,315	1,354,259
	5,910,803	5,290,890
Progress billings	(5,737,385)	(4,898,391)
Net contract assets and liabilities	$ 173,418	$ 392,499

Contract assets relate to revenue earned in exchange of goods or services that have been transferred to a customer. These assets are transferred to accounts receivable when billed. As such, the balances of this account vary and depend on the timing of billings on contracts at the end of the year.

Contract liabilities represent the obligation to transfer goods and services for which the Company has received consideration. The balance of this account is dependent on timing of progress on the contract as well as receipts from customers, and as such, will vary.

The outstanding contract asset and contract liability balances decreased by $201,151 and increased by $17,930, respectively during the year ended March 31, 2025. The Company reached an agreement with an electric vehicle ("EV") customer on May 23, 2025, with respect to previously disclosed outstanding payments, where the Company expects to receive $194,000 (U.S. $134,750) in the first quarter of fiscal 2026, with no further work required by the Company. All previously recorded amounts related to the program with the customer have been written off, resulting in an increase to net loss of $129,000 after income taxes ($171,090 before income taxes). The increase to net loss has been recorded as a reduction to revenues of $146,900, as the settlement agreement is accounted for as a contract modification under IFRS 15, and an increase to selling, general and administrative expenses of $24,190 (note 23). The decrease in net contract assets and liabilities is primarily related to the impacts of the agreement, in addition to the timing of billings on certain customer contracts.

23. Operating Costs and Expenses

Depreciation, amortization and employee benefit expenses recorded in the consolidated statements of income (loss) are detailed as follows:

For the years ended	March 31, 2025	March 31, 2024
Included in cost of revenues:		
Depreciation of property, plant and equipment	$ 24,793	$ 20,235
Amortization of right-of-use assets	27,146	24,021
Amortization of intangible assets	13,247	11,238
Wages, salaries and other employee benefits	867,743	977,273
Included in selling, general and administrative expenses:		
Depreciation of property, plant and equipment	$ 8,881	$ 8,220
Amortization of right-of-use assets	6,678	5,635
Amortization of intangible assets	71,925	71,825
Wages, salaries and other employee benefits	267,616	221,888
EV customer settlement — other	24,190	—
Retirement benefits [i]	13,378	11,496

(i) Includes defined benefit and defined contribution plan expenses.

24. Net Finance Costs

For the years ended	Note	March 31, 2025	March 31, 2024
Interest expense		$ 92,195	$ 65,210
Interest on lease liabilities	8	6,048	5,473
Interest income		(6,049)	(1,979)
		$ 92,194	$ 68,704

25. Earnings (Loss) Per Share

Basic earnings (loss) per share

Earnings (loss) per common share is calculated by dividing earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding.

Diluted earnings (loss) per share

The treasury stock method is used to determine the dilutive impact of stock options and RSUs. This method assumes any proceeds from the exercise of stock options and vesting of RSUs would be used to purchase common shares at the average market price during the period.

For the years ended	March 31, 2025	March 31, 2024
Weighted average number of common shares outstanding	97,975,703	97,761,731
Dilutive effect of RSUs	−	140,747
Dilutive effect of performance-based RSUs	−	328,044
Dilutive effect of stock option conversion	−	344,794
Diluted weighted average number of common shares outstanding [i]	97,975,703	98,575,316

(i) The weighted average number of common shares outstanding equals the diluted weighted average number of common shares outstanding as all stock-based compensation is antidilutive as of March 31, 2025.

The Company presents basic and diluted earnings (loss) per share data. Basic earnings (loss) per share is calculated by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for common shares held in trust under the RSU Plans. Diluted earnings (loss) per share is determined by further adjusting the weighted average number of common shares outstanding for the effects of all potential dilutive shares, which comprise stock options, RSUs and performance-based RSUs granted to executive officers and designated employees.

For the year ended March 31, 2025, stock options to purchase 584,137 common shares, 165,729 RSUs and 294,413 performance-based RSUs are excluded from the weighted average number of common shares in the calculation of diluted earnings per share as they are anti-dilutive (164,263 common shares, 146,826 RSUs and nil performance-based RSUs were excluded for the year ended March 31, 2024).

26. Supplemental Cash Flow Information

The following table sets forth the supplemental cash flow information on net change in non-cash working capital:

For the years ended	March 31, 2025	March 31, 2024
Accounts receivable	$ (240,675)	$ (50,516)
Income tax receivable	(18,238)	2,181
Contract assets	201,151	(178,224)
Inventories	1,562	(12,197)
Deposits, prepaids and other assets	(3,017)	3,063
Accounts payable and accrued liabilities	42,131	(69,923)
Income tax payable	(7,085)	5,126
Contract liabilities	17,930	14,944
Provisions	(7,026)	4,840
Foreign exchange and other	5,299	5,070
Total change in non-cash working capital	$ (7,968)	$ (275,636)

27. Capital Management

The Company's capital management framework is designed to ensure the Company has adequate liquidity, financial resources and borrowing capacity to allow financial flexibility and to provide an adequate return to shareholders. The Company defines capital as the aggregate of equity (excluding accumulated other comprehensive income), bank indebtedness, long-term debt, lease liabilities and cash and cash equivalents.

The Company monitors capital using the ratio of total debt to equity. Total debt includes bank indebtedness, long-term debt and lease liabilities as shown on the consolidated statements of financial position. Equity includes all components of equity, less accumulated other comprehensive income. The Company also monitors an externally imposed covenant of senior net debt to EBITDA of not greater than 3.5 to 1 (note 16). For the years ended March 31, 2025 and March 31, 2024, the Company operated with a ratio below the externally imposed covenant. The Company is prepared to increase the total debt-to-equity ratio and net debt-to-EBITDA ratio if appropriate opportunities arise.

The capital management criteria can be illustrated as follows:

As at	March 31, 2025	March 31, 2024
Equity excluding accumulated other comprehensive income	$ 1,542,502	$ 1,619,792
Long-term debt	1,543,678	1,171,972
Lease liabilities	129,393	111,379
Bank indebtedness	27,271	4,060
Cash and cash equivalents	(225,947)	(170,177)
Capital under management	$ 3,016,897	$ 2,737,026
Debt-to-equity ratio	1.10:1	0.79:1

28. Related Party Disclosure

The Company has an agreement with a shareholder, Mason Capital Management, LLC ("Mason Capital"), pursuant to which Mason Capital agreed to provide ATS with ongoing strategic and capital markets advisory services for an annual fee of U.S. $500. As part of the agreement, Michael Martino, a member of the Company's Board of Directors who is associated with Mason Capital, has waived any fees to which he may have otherwise been entitled for serving as a member of the Board or as a member of any committee of the Board.

The compensation of the Board and key management personnel is determined by the Board on recommendation from the Human Resources Committee of the Board:

For the years ended	March 31, 2025	March 31, 2024
Short-term employee benefits	$ 4,601	$ 5,710
Fees	696	677
Stock-based compensation [i]	3,792	6,242
Post-employment benefits	64	59
Total remuneration	$ 9,153	$ 12,688

(i) Stock-based compensation includes approximately $(5,300) (March 31, 2024 — approximately $(6,700)) related to changes in the fair value of cash-settled plans due to the decrease in the Company's share price during the year.

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.



ATS Corporation
730 Fountain Street North
Cambridge, Ontario
Canada N3H 4R7

ATSAutomation.com